
10011576



HEALTHSPRING

More from Medicare. More from life.

2009 ANNUAL REPORT
TO STOCKHOLDERS



ABOUT HEALTHSPRING

HealthSpring, based in Nashville, Tennessee, is one of the country's largest coordinated care plans, with a primary focus on the Medicare Advantage market. HealthSpring currently owns and operates Medicare Advantage plans in Alabama, Florida, Georgia, Illinois, Mississippi, Tennessee, and Texas and also offers a national stand-alone Medicare prescription drug plan. For more information, visit www.healthspring.com.

Chairman's Letter


- Jim & Joan M.
Actual HealthSpring
Members

Fellow Stockholders: I write to you once again with good news about HealthSpring's performance. 2009 was another record year for our financial results: revenue topped $2.6 billion, up 22.4% over 2008; net income was $133.6 million, an increase of 12.3% over 2008; and earnings per share was $2.41, which exceeded 2008 EPS by 13.7%. Through aligned plan-provider-member incentives, which are the foundation of our healthcare delivery model, we demonstrated again in 2009 that our Medicare health plans can improve the quality of care, reduce costs, and grow profitability for our stockholders. As evidenced by the growth in membership in all of our health plans, we made good on our advertising slogan that our model delivers "More from Medicare. More from life." I encourage you to review the detailed financial and operating results, and management's



Herbert A. Fritch
Chairman and
Chief Executive Officer


SEC MAIL PROCESSING
RECEIVED
APR 1 9 2010
WASH, D.C.
205
SECTION

MEDICARE ADVANTAGE MEMBERSHIP
(AT YEAR END)



153,197
162,082
189,241
2007
2008
2009

STAND-ALONE PDP MEMBERSHIP
(AT YEAR END)



139,212
282,429
313,045
2007
2008
2009

discussion and analysis of those results, in the Form 10-K accompanying this Annual Report. In this letter, I would like to discuss what I think are the year's highlights and share with you some of the primary opportunities and challenges we are expecting in 2010.

In achieving 2009's record results, we successfully addressed two of the more significant challenges that faced our company, namely the declines in performance in our Florida plan and Part D operations, which I highlighted in last year's stockholders' letter.

The dedicated efforts of our Florida health plan and our South Florida provider partner, Leon Medical Centers, to re-contract certain hospitals, extend clinic hours and diagnostic services, and focus more intensely on sound medical and care management, resulted in a significant increase in the Florida plan's contribution to our results in 2009, while also growing membership by 16% over 2008.

Our disappointing Part D results in 2008 taught us valuable lessons about appropriate bid levels, formulary management, and plan-to-plan member data exchange, among other things, and our medical and operating margins in 2009 in this line of business also improved substantially.

The resilience of our management team and employees in meeting these specific challenges and the corresponding improvement in financial results give us confidence that we

"As evidenced by the growth in membership in all of our health plans, we made good on our advertising slogan that our model delivers 'More from Medicare. More from life.'"

can withstand the headwinds of Medicare reform, which I will discuss in more detail below, and give HealthSpring considerable positive momentum for addressing other challenges to come.

In addition to record financial results, in 2009 we continued to make improvements in key operating metrics. Our Medicare Advantage plans exceeded member sales and enrollment goals and reduced disenrollment rates. Today, total membership in our Medicare Advantage and stand-alone Part D plans exceeds 580,000, compared with about 440,000 at the end of 2008. Approximately 79% of our Medicare Advantage membership now sees primary care physicians who have aligned financial incentives with those of HealthSpring. These groups of doctors are what we refer to as "highly engaged" physician practices. We also currently have over 83,000 members served by almost 750 primary care physicians in over 90 different offices who are part of our

MEMBERS CONTINUE TO DEMONSTRATE "MORE FROM MEDICARE. MORE FROM LIFE."

HealthSpring's 2010 advertising campaign continues to build on the momentum begun in 2009 with real members sharing how HealthSpring supports their health and well-being.

Among the members featured in the new campaign are Roslynne S. and Richard F.

- *When Roslynne's New York real estate business collapsed, she moved to Chattanooga and took up art classes to learn a new way to help support herself. Her resulting success as a painter surprised even herself and has led to a fulfilling second career that keeps her at the center of the active Chattanooga art community.*
- *Richard's background spans a wide range of experiences, from blues music to weightlifting to a long career in healthcare. Now he uses his experience in the healthcare industry to help other seniors learn more about their Medicare options.*

Both Roslynne and Richard were featured in the local press as a result of their appearance in HealthSpring's campaign. Our members' compelling stories are a force behind the campaign's strong results.



- Joseph I.
Actual HealthSpring
Member

"We continue to believe that the Medicare population is best served by tightly managed provider networks where our payment systems reward physicians for cost-effective, high-quality healthcare."


P4Q
Partnership
for Quality

Partnership for Quality Program. We continue to believe that the Medicare population is best served by tightly managed provider networks where our payment systems reward physicians for cost-effective, high-quality healthcare. These provider networks are the cornerstone of our business model and, we believe, could also be a solution to many of the challenges facing the Medicare program.

In general, I am disappointed in the direction of healthcare reform legislation recently enacted by Congress as it relates to Medicare Advantage. In my opinion, the legislation focuses too much on the availability and cost of health *insurance* and fails to address the fundamental problems

PARTNERSHIP FOR QUALITY EXPANSION BROADENS REACH, WITH EXEMPLARY RESULTS

During 2009, HealthSpring continued to expand its Partnership for Quality initiative, which engages physicians with financial incentives to improve the quality of care for HealthSpring members. Thirty-nine percent of HealthSpring's Medicare Advantage membership was covered by the Partnership for Quality program by the end of 2009, up from 31% in 2008.

HealthSpring is actively reforming the delivery of healthcare to the Medicare population by focusing on quality preventive care. HealthSpring builds partnerships with physicians and equips them, by paying for quality rather than volume and providing support resources such as in-office dedicated nurses, to focus on quality care and better clinical outcomes.

Overall, the Partnership for Quality Program creates a system where physicians succeed by meeting standardized quality measures, which allows patients to stay healthier and enjoy a better quality of life, while lowering healthcare costs.

HEALTHSPRING'S P4Q MODEL RAPIDLY EXPANDING


610
730
49,600
73,600
Physicians
Members
2008
2009

TOTAL REVENUE
(IN MILLIONS)



$1,575
$2,188
$2,666
2007
2008
2009

of cost in the *delivery* of healthcare. Also, I find it puzzling that the legislation cuts funding of the Medicare Advantage program at a time when our and others' Medicare Advantage plans (with their added benefits of lower out-of-pocket costs and a focus on quality, prevention, and wellness) are growing in popularity with Medicare beneficiaries. An inevitable consequence of the rate reductions included in the reform legislation will be to reduce Medicare Advantage member benefits and increase member premiums, copays, and deductibles.

- Joseph I. & Richard F.
Actual HealthSpring
Members

"In spite of healthcare reform legislation, I remain optimistic about our company's growth prospects in 2010 and beyond for a number of reasons."

Medicare reform is clearly necessary. We had anticipated, and in fact supported, that a key component of Medicare reform would be to push Medicare Advantage to cost parity with traditional Medicare fee-for-service. In my opinion, the recent legislation goes too far, however, and eventually reduces Medicare Advantage reimbursements to below traditional Medicare fee-for-service, limits Medicare Advantage enrollment periods, imposes minimum medical loss ratios on Medicare Advantage plans, and levies additional taxes on participating plans. The majority of the more problematic provisions in the new legislation, as they relate to Medicare Advantage, phase in over several years, giving our management team an opportunity to plan for the changing environment and giving American voters a couple of election cycles in which to voice their opinions before the full effects of the new law impact us.

PHARMACEUTICAL OPERATIONS CONTINUE TO SHOW STRONG GROWTH

Since its inception in 2006, the HealthSpring stand-alone Prescription Drug Program has nearly quadrupled in size to over 300,000 members. The program focuses on low income and Medicare/Medicaid-eligible individuals who are automatically assigned by the government to the plan, thereby eliminating selling costs and driving program efficiencies.

HealthSpring currently manages seven different Medicare prescription drug formularies across the Part D lines of business. The focus of our formulary development has remained constant: to provide our members with the most appropriate, safe, and cost-effective medications available.

Pharmaceutical Operations continue to be a critical element in successfully managing member care. Looking forward, HealthSpring expects positive contributions from Part D operations – not only in terms of membership and profitability, but also in terms of clinical expertise and efficiency.


- Roslynne S.
Actual HealthSpring
Member

In spite of healthcare reform legislation, I remain optimistic about our company's growth prospects in 2010 and beyond for a number of reasons. The opening by Leon Medical Centers of two new clinics in South Florida gives them additional capacity to serve membership growth in our Florida plan. Our focus on and past success in improving quality and reducing costs in a well-managed healthcare delivery system, in close partnership with the primary care physician, should position us well for opportunities coming out of healthcare reform. For example, our Independent Physician Association management business is uniquely positioned to participate in the development and implementation of Accountable Care Organizations (ACOs), which are encouraged by the new legislation with ACO pilots or demonstration projects starting in 2012. We are also receiving interest from self-insured employers and other payors in extending our IPA and network management expertise to help them reduce their healthcare costs. We believe that the burdens of healthcare reform, including reduced reimbursements and increased compliance costs, will force consolidation and lead to acquisition opportunities for HealthSpring – and our recent refinancing of our credit facilities gives us more financial flexibility to be a consolidator. We also believe that reform may reduce the number of plans with whom we compete for membership in our various markets.

LEON MEDICAL CENTERS INCREASES PRESENCE IN MIAMI WITH TWO NEW CLINICS

Two new Leon Medical Centers opened in October 2009 in Miami, each able to serve 15,000 HealthSpring members in a state-of-the-art facility.

- *The Kendall Center, located at 12515 SW 88th Street, has 75,000 square feet of dedicated medical space, including diagnostics, physical therapy, pharmacy, and walk-in services, in addition to primary care, specialists, podiatry, and eye and dental care.*
- *The Flagler Center, located at 150 NW 79 Avenue, is a four-story, 87,670-square-foot building situated on five acres. Each floor of the building is designed around a different theme, such as "peace and tranquility" and "harmony," to enhance the member experience.*


LEON
MEDICAL
CENTERS
HEALTH PLANS
by HealthSpring

The new centers bring the total number of Leon Medical Centers to seven, and they opened as HealthSpring's Florida plan experienced a year of very strong growth, becoming the second-largest Medicare Advantage plan in the market.


- Jim & Joan M.
Actual HealthSpring
Members

As one of our Texas plan managers says, "This isn't our first rodeo." We have seen Medicare reform before and managed our business, successfully and profitably, through difficult rate environments. Our commitment through this reform cycle will be to sustain the delivery of high quality care to our members while also acting in the best interests of you, our stockholders. We believe we have the experience and the management team to appropriately balance rates, plan benefits, and operating margins. The one thing inevitable in the Medicare business is that politics and policies will change, and a time will come again when the cycle will swing to the survivors' advantage. We intend not only to be one of the survivors but to be thriving when the cycle turns, as we have in similar circumstances before.

As in years past, I thank our members, providers, employees, and stockholders for their support and good work. I am confident that, collectively, we will prove HealthSpring to be a solution to Medicare issues requiring reform. I look forward to reporting on our collective efforts in doing so as 2010 unfolds.

Herbert A. Fritch



Chairman and Chief Executive Officer

April 1, 2010

PHYSICIAN ENGAGEMENT CONTINUES TO DRIVE MEMBER RESULTS

HealthSpring continues to see the benefits of working closely with physicians on member health and overall satisfaction. As politicians debate the merits of "Delivery System Reform," HealthSpring remains focused on expanding a model that delivers actual results.

The majority of HealthSpring's Medicare Advantage members have a physician who is a member of an engaged physician group, including doctors in Independent Physician Associations and Physician Organized Delivery systems. These physician groups take a team approach to member care and work across specialties and also with the hospital. The groups are led by fellow physicians, with administrative support and expertise provided by HealthSpring.

BOARD OF DIRECTORS

HERBERT A. FRITCH
Chairman & Chief Executive Officer
HealthSpring, Inc.

BRUCE M. FRIED (1)(2)
Partner
Sonnenschein Nath & Rosenthal LLP
(law firm)

ROBERT Z. HENSLEY (1)(3)
Private Business Owner
(real estate development)
Former Audit Partner
Ernst & Young LLP

BENJAMIN LEON, JR.
Founder & Chairman
Leon Medical Centers, Inc.
(Florida-based clinic healthcare provider)

SHARAD MANSUKANI, M.D.
Senior Advisor
TPG Capital
(private equity firm)

RUSSELL K. MAYERFELD (1)(2)
Managing Member
Excelsus LLC
(advisory services)
Former Managing Director
UBS Investment Banking

JOSEPH P. NOLAN (2)(3)
Principal
GTCR Golder Rauner II, LLC
(private equity firm)

MARTIN S. RASH (2)(3)
Chairman
RegionalCare Hospital Partners
(community healthcare systems)

(1) Audit Committee
(2) Nominating and Corporate Governance Committee
(3) Compensation Committee

EXECUTIVE OFFICERS

J. GENTRY BARDEN
Senior Vice President,
General Counsel & Secretary

HERBERT A. FRITCH
Chairman & Chief Executive Officer

SCOTT C. HUEBNER
Executive Vice President & President – Texas HealthSpring

SHARAD MANSUKANI, M.D.
Executive Vice President & Chief Strategy Officer

MICHAEL G. MIRT
President & Chief Operating Officer

M. SHAWN MORRIS
Executive Vice President & President – HealthSpring of Tennessee

DAVID L. TERRY, JR.
Senior Vice President &
Chief Actuary

MARK A. TULLOCH
Executive Vice President – Enterprise Operations

DIRK O. WALES
Senior Vice President &
Chief Medical Officer

KAREY L. WITTY
Executive Vice President &
Chief Financial Officer



- Richard F.
Actual HealthSpring
Member

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From _________ to ____________

Commission File Number 001-32739

HealthSpring, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	20-1821898 (I.R.S. Employer Identification No.)
9009 Carothers Parkway, Suite 501 Franklin, Tennessee (Address of Principal Executive Offices)	37067 (Zip Code)

(615) 291-7000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Exchange Act:

Common Stock, par value $0.01 per share (Title of Class)	New York Stock Exchange (Name of Each Exchange on which Registered)

Securities registered pursuant to Section 12(g) of the Exchange Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant, based on the closing price of these shares on the New York Stock Exchange on June 30, 2009, was approximately $535.5 million. For the purposes of this disclosure only, the registrant has included shares beneficially owned by its directors, executive officers, and beneficial owners of 10% or more of the registrant's common stock, as of such date, as stock held by affiliates of the registrant, notwithstanding that such persons may disclaim affiliate status.

As of February 8, 2010 there were 57,571,089 shares of the registrant's Common Stock, par value $0.01 per share, outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement for the 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K that are not historical fact are forward-looking statements that the company intends to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend on or refer to future events or conditions, or that include words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," and similar expressions concerning our prospects, objectives, plans, or intentions are forward-looking statements. All statements made related to our estimated or projected members, revenues, medical loss ratios, medical expenses, profitability, cash flows, access to capital, compliance with statutory capital or net worth requirements, payments from or to The Centers for Medicare and Medicaid Services, or CMS, litigation settlements, expansion and growth plans, sales and marketing strategies, new products or initiatives, information technology solutions, and the impact of existing or proposed laws or regulations described herein are forward-looking statements. The company cautions that forward-looking statements involve known and unknown risks, uncertainties, and other factors, including those described in "Item 1A. Risk Factors," that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We undertake no obligation beyond that required by law to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1. Business

Overview

HealthSpring, Inc., incorporated under the laws of the state of Delaware in 2004, is a managed care organization operating in the United States whose primary focus is Medicare, the federal government-sponsored health insurance program for United States citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Pursuant to the Medicare program, Medicare-eligible beneficiaries may receive healthcare benefits, including prescription drugs, through a managed care health plan. Medicare premiums, including premiums paid pursuant to our stand-alone prescription drug plan, account for substantially all of our revenue. Our concentration on Medicare, and the Medicare Advantage program in particular, provides us with opportunities to understand the complexities of the Medicare program, design competitive products, better manage medical costs, and offer high quality healthcare benefits to Medicare beneficiaries in our service areas. Our Medicare Advantage experience also allows us to create coordinated care structures of comprehensive networks of local hospitals and physicians. We attempt to center our networks on a primary care physician who is experienced and effective in managing the healthcare needs of Medicare populations and align our incentives with those of the primary care physician through a payment structure that rewards cost-effective care and improved outcomes.

As of December 31, 2009, we operated coordinated care Medicare Advantage plans in Alabama, Florida, Illinois, Mississippi, Tennessee, and Texas. Effective as of January 1, 2010, we also commenced operations of Medicare Advantage plans in three counties in Northern Georgia. As of December 31, 2009, our Medicare Advantage plans had over 189,000 members.

We offer prescription drug benefits in accordance with Medicare Part D to our Medicare Advantage plan members, in addition to providing other medical benefits, which we refer to as our "MA-PD" plans. We also offer prescription drug benefits nationally on a stand-alone basis in accordance with Medicare Part D, which we refer to as "PDP." As of December 31, 2009, our PDP had over 313,000 members, substantially all of which had been automatically assigned to us by The Centers for Medicare and Medicaid Services, or CMS, in connection with the CMS annual premium bid process.

Our corporate headquarters are located at 9009 Carothers Parkway, Suite 501, Franklin, Tennessee 37067, and our telephone number is (615) 291-7000. Our corporate website address is www.healthspring.com. Information contained or accessible on our website is not incorporated by reference into this report, and we do not intend for the information on or linked to our website to constitute part of this report. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports on our website, free of charge, to individuals interested in obtaining such reports. The reports can be accessed at our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission, or SEC. The public may also read and copy these materials at the SEC's public reference room located at 100 F. Street, N.E., Washington, D.C. 20549 or on their website at http://www.sec.gov. Questions regarding the operation of the public reference room may be directed to the SEC at 1-800-732-0330. References to "HealthSpring," "the company," "we," "our," and "us" refer to HealthSpring, Inc. together with our subsidiaries and our predecessor entities, unless the context suggests otherwise.

The Medicare Program and Medicare Advantage

Medicare is the health insurance program for United States citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Medicare is funded by the federal government and administered by CMS.

The Medicare program, created in 1965, offers both hospital insurance, known as Medicare Part A, and medical insurance, known as Medicare Part B. In general, Medicare Part A covers hospital care and some nursing home, hospice, and home care. Although there is no monthly premium for Medicare Part A, beneficiaries are responsible for paying deductibles and co-payments. All United States citizens eligible for Medicare are automatically enrolled in Medicare Part A when they turn 65. Enrollment in Medicare Part B is voluntary. In general, Medicare Part B covers outpatient hospital care, physician services, laboratory services, durable medical equipment, and certain other preventive tests and services. Beneficiaries that enroll in Medicare Part B pay a monthly premium, which was $96.40 for most beneficiaries in 2009, that is usually withheld from their Social Security checks. Medicare Part B generally pays 80% of the cost of services and beneficiaries pay the remaining 20% after the beneficiary has satisfied a deductible, which was $135.00 in 2009. To fill the gaps in traditional fee-for-service Medicare coverage, individuals may purchase Medicare supplement products, commonly known as "Medigap," to cover deductibles, copayments, and coinsurance.

Initially, Medicare was offered only on a fee-for-service basis, which continues as an option for Medicare beneficiaries today. According to CMS data, there were approximately 46.3 million people eligible for Medicare in December 2009. Under the Medicare fee-for-service payment system, an individual can choose any licensed physician accepting Medicare patients and use the services of any hospital, healthcare provider, or facility certified by Medicare. CMS reimburses providers if Medicare covers the service and CMS considers it "medically necessary." Subject to limited exceptions, Medicare fee-for-service does not cover transportation, eyeglasses, hearing aids, and certain preventive services, such as annual physicals and wellness visits, although recent legislation permits the Secretary of the Department of Health and Human Services to extend fee-for-service coverage to certain additional preventive services that are reasonable and necessary for the prevention or early detection of an illness or disability.

As an alternative to the traditional fee-for-service Medicare program, in geographic areas where a managed care plan has contracted with CMS pursuant to the Medicare Advantage program, Medicare beneficiaries may choose to receive benefits from a private fee-for-service, or PFFS, plan, a preferred provider organization, or PPO, or coordinated care plan such as our Medicare Advantage plans. The current Medicare managed care program was established in 1997 when Congress created Medicare Part C. Pursuant to Medicare Part C (and, as of January 1, 2006, Medicare Part D), Medicare Advantage plans contract with CMS to provide benefits at least comparable to those offered under the traditional Medicare fee-for-service program in exchange for a fixed monthly premium payment per member from CMS. CMS reimburses health plans participating in the Medicare Advantage program pursuant to a risk adjustment payment methodology based on various clinical and demographic factors, including hospital inpatient diagnoses, additional diagnosis data from hospital outpatient services and physician visits, gender, age, and eligibility status. All Medicare Advantage plans are required to capture, collect, and report the necessary diagnosis code information to CMS on a regular basis, which information is subject to review and audit for accuracy by CMS. The monthly premium varies based on the county in which the member resides, as adjusted to reflect the plan members' demographics and the members' risk scores. Individuals who elect to participate in the Medicare Advantage program typically receive greater benefits than traditional fee-for-service Medicare beneficiaries, including as in our Medicare Advantage plans, additional preventive services and vision benefits. Medicare Advantage plans typically have lower deductibles and co-payments than traditional fee-for-service Medicare, and plan members generally do not need to purchase supplemental Medigap policies. In exchange for these enhanced benefits in coordinated care plans such as ours, members are generally required to use only the services and provider network provided by the Medicare Advantage plan. Many Medicare Advantage plans have no additional monthly premiums. In some geographic areas, however, and for plans with greater benefits or more open access to providers, members may be required to pay a monthly premium. PFFS plans and PPOs allow their members more flexibility in selecting providers outside of a designated network than coordinated care Medicare Advantage plans such as ours allow, which typically requires members to coordinate care through a primary care physician. PFFS plans and PPOs may, however, require higher co-payments than coordinated care Medicare Advantage plans.

The 2003 Medicare Modernization Act

Overview. In December 2003, Congress passed the Medicare Prescription Drug, Improvement and Modernization Act, which is known as the Medicare Modernization Act, or MMA. MMA increased the amounts payable to Medicare Advantage plans such as ours, expanded Medicare beneficiary healthcare options by, among other things, creating a transitional temporary prescription drug discount card program for 2004 and 2005, and added a Medicare Part D prescription drug benefit that began in 2006, as further described below. In addition, MMA allowed various new Medicare Advantage products, including PFFS plans and regional PPOs, that allowed enrollees increased flexibility in selecting providers outside a designated network.

One of the goals of MMA was to reduce the costs of the Medicare program by increasing participation in the Medicare Advantage program. According to CMS data, enrollment in Medicare Advantage plans has increased from 5.3 million in December 2003 (pre-MMA) to approximately 11.3 million members in December 2009. Under MMA, Medicare Advantage plans are required to use increased payments to improve the healthcare benefits that are offered, to reduce premiums, or to strengthen provider networks.

Prescription Drug Benefit. As part of MMA, effective January 1, 2006, every Medicare recipient was able to select a prescription drug plan through Medicare Part D. According to CMS reports, as of December 31, 2009, approximately 27.2 million senior citizens were receiving their prescription drugs under the Medicare program, 17.6 million of which were in stand-alone prescription drug plans. The Medicare Part D prescription drug benefit is subsidized by the federal government and is additionally supported by risk-sharing with the federal government through risk corridors designed to limit the losses and any gains of the drug plans and by reinsurance for catastrophic drug costs. The government subsidy is based on the national weighted average monthly bid for this coverage, adjusted for risk factor payments. Additional subsidies are provided for dual-eligible beneficiaries and specified low-income beneficiaries.

The Medicare Part D benefits are available to Medicare Advantage plan enrollees as well as Medicare fee-for-service enrollees. Medicare Advantage plan enrollees can elect to participate in either our combined medical and drug products, or MA-PD, or our stand alone prescription drug plan, or PDP, while fee-for-service beneficiaries are able to purchase a PDP from a list of CMS-approved PDPs available in their area, including our PDP. Our Medicare Advantage members were automatically enrolled in our MA-PD plans as of January 1, 2006 unless they chose another provider's prescription drug coverage or one of our other plan options without drug coverage. Any Medicare Advantage member enrolling in a stand-alone PDP, however, is automatically disenrolled from the Medicare Advantage plan altogether, thereby resuming traditional fee-for-service Medicare. Certain dual-eligible beneficiaries are automatically enrolled with approved PDPs in their region, including our PDP, as described below.

Under the standard Part D drug coverage for 2010, beneficiaries who are not eligible for low income subsidies pay a $310 annual deductible, co-insurance payments equal to 25% of the drug costs between $310 and the annual coverage limit of $2,830, and all drug costs between $2,830 and $6,440, which is commonly referred to as the Part D "gap." After the beneficiary incurs $4,550 in out-of-pocket drug expenses, 95% of the beneficiaries' remaining out-of-pocket drug costs for that year are covered by the plan or the federal government. MA-PDs are not required to mirror these limits, but are required to provide, at a minimum, coverage that is actuarially equivalent to the standard drug coverage prescribed by law. The deductible, co-pay, and coverage amounts are adjusted by CMS on an annual basis. As an additional incentive to enroll in a Part D prescription drug plan, CMS imposes a cumulative penalty added to a beneficiary's monthly Part D plan premium in an amount equal to 1% of the applicable premium for each month between the date of a beneficiary's enrollment deadline and the beneficiary's actual enrollment. This penalty amount is passed through the plan to the government. Each Medicare Advantage organization is required to offer at least one Part D prescription drug plan as part of its benefits. We currently offer prescription drug benefits through our national PDP and through our MA-PD plans in each of our markets.

Dual-Eligible Beneficiaries. A "dual-eligible" beneficiary is a person who is eligible for both Medicare, because of age or other qualifying status, and Medicaid, because of economic status. Health plans that serve dual-eligible beneficiaries generally receive higher premiums from CMS for dual-eligible members, primarily because a dual-eligible member tends to have a higher risk score corresponding to his or her higher medical costs. Pursuant to MMA, dual-eligible individuals receive their drug coverage from the Medicare program rather than the Medicaid program. MMA provides Part D subsidies and reduced or eliminated deductibles for certain low-income beneficiaries, including dual-eligible individuals. Companies offering stand-alone PDPs with bids at or below the CMS low income subsidy premium benchmark receive a pro-rata allocation and auto-enrollment of the dual-eligible beneficiaries within the applicable region. Substantially all of our PDP members result from CMS's auto-enrollment of dual-eligibles. For 2009, our PDP bid was below the relevant benchmarks in 24 of the 34 CMS regions. For 2010, our PDP bid was again below the relevant benchmarks in 24 of the 34 CMS regions, although the regions changed from the prior year.

Medicare Premium Rates. Since January 1, 2006, CMS has used a rate calculation system for Medicare Advantage plans based on a competitive bidding process that allows the federal government to share in any cost savings achieved by Medicare Advantage plans. In general, the statutory payment rate for each county, which is a calculation derived from CMS's estimated fee-for-service expenses and adjusted annually for medical inflation and other adjustment factors, is known as the "benchmark" amount. In average many counties, including some in which our members reside, the benchmark amount is substantially higher than CMS's current estimate of per beneficiary fee-for-service expenses. Local Medicare Advantage plans annually submit bids that reflect the costs they expect to incur in providing the base Medicare Part A and Part B benefits in their applicable service areas. If the bid is less than the benchmark for that year, Medicare will pay the plan its bid amount, adjusted based on county of residence and members' risk scores, plus a rebate equal to 75% of the amount by which the benchmark exceeds the bid, resulting in an annual adjustment in reimbursement rates. Plans are required to use the rebate to provide beneficiaries with extra benefits, reduced cost sharing, or reduced premiums, including premiums for MA-PD and other supplemental benefits and CMS has the right to audit the use of these proceeds. The remaining 25% of the excess amount is retained in the statutory Medicare trust fund. If a Medicare Advantage plan's bid is greater than the benchmark, the plan is required to charge a premium to enrollees equal to the difference between the bid amount and the benchmark, which has made such plans charging premiums less attractive to potential members.

Annual Enrollment and Lock-in. Prior to MMA, Medicare beneficiaries were permitted to enroll in a Medicare managed care plan or change plans at any point during the year. As a result of MMA, Medicare beneficiaries now have defined enrollment periods, similar to commercial plans, in which they can select a Medicare Advantage plan, stand-alone PDP, or traditional fee-for-service Medicare. The annual enrollment period is from November 15 through December 31 each year. Medicare Advantage beneficiaries have an additional election period that runs from January 1 to March 31 of each year to make one equivalent election. Generally, only persons turning 65 during the year, Medicare beneficiaries who permanently relocate to another service area, dual-eligible and institutional beneficiaries and others who qualify as disabled or for special needs plans, and employer group retirees are permitted to enroll in or change health plans outside of the defined enrollment period for that plan year.

The Medicare Improvements for Patients and Providers Act of 2008

In July 2008, Congress passed the Medicare Improvements for Patients and Providers Act of 2008, commonly referred to as MIPPA. With respect to Medicare Advantage and Medicare Part D plans, MIPPA increased restrictions on marketing and sales activities, including limitations on compensation systems for agents and brokers, limitations on solicitation of beneficiaries, and prohibitions regarding many sales activities. MIPPA also imposed restrictions on special needs plans, increased penalties for reimbursement delays by Medicare Part D plans, required weekly reporting of pricing standards by Medicare Part D plans, and implemented focused cuts to certain Medicare Advantage programs. The Congressional Budget Office has estimated that the Medicare Advantage provisions of MIPPA will reduce federal spending on Medicare Advantage by $48.7 billion over the 2008-2018 period.

Products and Services

As of December 31, 2009, we offered Medicare Advantage health plans, including MA-PD, in local service areas in six states and a national stand-alone PDP plan. Effective as of January 1, 2010, we also began operating Medicare Advantage health plans in three counties in Northern Georgia. We also offer management services to independent physician associations in our Alabama, Tennessee, and Texas markets, including claims processing, provider relations, credentialing, reporting, and other general business office services.

Medicare Advantage Plans. Our Medicare Advantage plans cover Medicare eligible members with benefits that are at least comparable to those offered under traditional Medicare fee-for-service plans. Through our plans, we have the flexibility to offer benefits not covered under traditional fee-for-service Medicare. Our plans are designed to be attractive to seniors and offer a broad range of benefits that vary across our markets and service areas but may include mental health benefits, vision and hearing benefits, transportation services, preventive health services such as health and fitness programs, routine physicals, various health screenings, immunizations, chiropractic services, and mammograms. We offer prescription drug benefits in accordance with Medicare Part D to our Medicare Advantage plan members, in addition to providing other medical benefits.

Most of our Medicare Advantage members pay no monthly premium but are subject in some cases to co-payments and deductibles, depending upon the market and benefit. Our Medicare Advantage members are required to use a primary care physician within our network of providers, except in limited cases, including emergencies, and generally must receive referrals from their primary care physician in order to see a specialist or other ancillary provider. In addition to our typical Medicare Advantage benefits, we offer several different types of special needs zero premium, zero co-payment plans, or SNPs, to dual-eligible individuals and to institutions and chronic care plans targeting individuals with chronic conditions such as diabetes in certain of our markets.

The amount of premiums we receive for each Medicare Advantage member is established by contract, although the rates vary according to a combination of factors, including upper payment limits established by CMS, a member's location, age, gender, and eligibility status, and is further adjusted based on the member's risk score. During 2009, our Medicare Advantage(including MA-PD) per member per month, or PMPM, premiums across our service areas ranged from approximately $847 to approximately $1,367. In addition to the premiums payable to us, our contracts with CMS regulate, among other matters, benefits provided, quality assurance procedures, and marketing and advertising for our Medicare Advantage and PDP products.

National Part D Plan. On January 1, 2006, we began offering prescription drug benefits on a stand-alone basis in accordance with Medicare Part D in each of our markets, which we expanded nationally in 2007. Under our national PDP program, members pay a monthly premium depending upon their residence in the relevant CMS region. The plan offers national in-network prescription drug coverage that is subject to limitations in certain circumstances. Our PDP uses a specific prescription drug formulary. Different out-of-pocket costs, in the form of federal subsidies, may apply for specified low income beneficiaries. For PDP members who do not qualify for a federal subsidy, the PDP has a $310 in-network deductible, after which the member pays 25% of the costs of prescription drugs until total drug costs reach $2,830. After exceeding this amount, the member must pay 100% of the cost of prescription drugs until out-of-pocket costs reach $4,550, at which point benefits resume and the member must make copayments per prescription (which vary based upon the type of drug prescribed). For 2010, our national PDP bid was below the benchmark in 24 of the 34 CMS regions. Of our December 31, 2009 PDP membership of 313,000, approximately 38% reside in the six states where we offered Medicare Advantage plans. Substantially all of our stand-alone PDP members result from CMS's assignment of dual-eligibles.

Our Medicare Plans

We operate our health plans primarily through our health maintenance organization, or HMO, subsidiaries. Each of the HMO subsidiaries is regulated by the department of insurance, and in some cases the department of health, in each state in which it operates. We have transitioned some of our health plan operations, including our PDP, to an accident and health insurance subsidiary, which is also regulated by state insurance departments. In addition, we own and operate non-regulated management company subsidiaries that provide administrative and management services to our HMO and regulated insurance subsidiaries in exchange for a percentage of the regulated subsidiaries' revenue pursuant to management agreements and administrative services agreements. Management services provided to the regulated subsidiaries include:

- negotiation, monitoring, and quality assurance of contracts with third party healthcare providers;
- medical management, credentialing, marketing, and product promotion;
- support services and administration;
- financial services; and
- claims processing and other general business office services.

The following table summarizes our Medicare Advantage (including MA-PD), PDP, and commercial plan membership as of the dates indicated:

	December 31,		
	2009	2008	2007
Medicare Advantage Membership			
Alabama	31,330	29,022	30,600
Florida	32,606	27,568	25,946(1)
Illinois	11,261	9,245	8,639
Mississippi	4,591	2,425	841
Tennessee	58,252	49,933	50,510
Texas	51,201	43,889(2)	36,661
Total	189,241	162,082	153,197
Medicare Stand-Alone PDP Membership	313,045	282,429	139,212
Commercial Membership(3)			
Alabama	722	895	755
Tennessee (4)	—	—	11,046
Total	722	895	11,801

(1) The company acquired Leon Medical Centers Health Plans, Inc., or LMC Health Plans, on October 1, 2007. As of the acquisition date, the health plan had approximately 25,800 members.

(2) The company acquired Valley Baptist Health Plans on October 1, 2008. As of the acquisition date, the health plan had approximately 2,700 members.

(3) Does not include a health plan maintained by the company for company employees.

(4) As of January 1, 2009, the company ceased operations in its commercial business in Tennessee.

Tennessee

We began operations in Tennessee in September 2000 when we purchased a 50% interest in an HMO in the Nashville, Tennessee area that offered commercial and Medicare products. When we purchased the plan, it had approximately 8,000 Medicare Advantage members in five counties and 22,000 commercial members in 27 counties. We purchased the balance of the interests in the HMO in 2003 and 2005. Our Tennessee market is primarily divided into three major service areas including Nashville/Middle Tennessee, Memphis/West Tennessee, and Chattanooga/East Tennessee.

As of December 31, 2009, we had approximately 58,300 Medicare Advantage members in 32 Tennessee counties. In 2008, in selected middle-Tennessee counties, we began offering tiered network products providing Medicare Advantage members the option of joining a "preferred" network of highly organized primary care physicians offering enhanced benefits or a separate network with reduced benefits and a monthly premium. This method of network tiering was expanded to include East and West Tennessee for the 2010 benefit year. As of January 1, 2010, we also commenced operations of Medicare Advantage plans in three counties in Northern Georgia. We currently consider these three counties to be part of the greater service area of Chattanooga.

Based upon the number of members, we believe we are the largest Medicare Advantage provider in the State of Tennessee. We believe the primary competing Medicare Advantage plans in our service areas in Tennessee are UnitedHealth Group, Windsor Health Group, Inc., Humana, Inc., and Blue Cross Blue Shield of Tennessee.

Texas

We began operations in Texas in November 2000 as an independent physician association management company. We began operating an HMO in Texas in November 2002 when we acquired approximately 7,800 Medicare members from a managed care plan in state receivership.

As of December 31, 2009, we had approximately 51,200 Medicare Advantage members in 38 Texas counties. Our Texas market is primarily divided into distinct major service areas, including the 14-county greater Houston area, an eight-county area northeast of Houston, and a three-county area in the Rio Grande Valley. In 2009, we expanded to 13 counties in and around Dallas — Fort Worth and the county around Lubbock. Effective October 1, 2008, the company acquired the Medicare Advantage contract from Valley Baptist Health Plan operating in three counties in the Rio Grande Valley and consisting of approximately 2,700 members and entered into a contract with Valley Baptist Health System to provide services to the members.

We believe our primary competitors in our Texas service areas include traditional Medicare Advantage and PFFS plans operated by Universal American Corporation, Humana, Inc., UnitedHealth Group, Bravo Health, Inc., and KelseyCare Advantage.

Alabama

We began operations in Alabama in November 2002 when we purchased an HMO with approximately 23,000 commercial members and approximately 2,800 Medicare members in two counties. In 2005, we expanded our Alabama service area to substantially all of the state. In 2008, we reduced our Medicare Advantage service areas in Alabama from 33 to 21 counties. As of December 31, 2009, we had approximately 32,000 members in Alabama, including approximately 31,300 Medicare Advantage members.

In 2006, we discontinued offering commercial benefits to new individuals and small group employers in Alabama. Pursuant to Alabama and federal law, as a result of our decision to exit the individual and small group commercial markets, we may not reenter the individual and small group employer commercial markets in Alabama until late 2010. As of December 31, 2009, there were 722 commercial members participating in our large group employer plan in Alabama.

Based upon the number of members, we believe we are the second largest Medicare Advantage provider in Alabama. Our primary competitors are UnitedHealth Group, Viva Health, a member of the University of Alabama at Birmingham Health System, Blue Cross Blue Shield of Alabama, and Humana, Inc.

Florida

On October 1, 2007, we completed our acquisition of LMC Health Plans, which had approximately 25,800 members as of that date. As of December 31, 2009, LMC Health Plans had approximately 32,600 members. As part of the acquisition, we entered into an exclusive long-term provider contract with Leon Medical Centers, Inc. ("LMC"), which currently operates seven Medicare-only medical clinics located in Miami-Dade County and has over a 13-year history of providing medical care and customer service to the Hispanic community of South Florida. Services offered in the medical clinics include primary care, specialty-care, dental, vision, radiology, and pharmacy services as well as transportation for members to and from the clinics. In 2009, we expanded our South Florida dental benefit to cover restorative and replacement dentistry as well as preventive services. In 2009, we also began offering Medicare Advantage plans in two counties in the Florida panhandle.

We believe LMC Health Plans' primary competitors in Miami-Dade County are Humana, Inc., Care Plus, Inc. (an affiliate of Humana), Preferred Care Partners, Inc., Medica Health Plans, Inc., and Avmed, Inc.

Illinois

We began operations in Illinois in December 2004 and, as of December 31, 2009, our Medical Advantage plans served approximately 11,300 Medicare Advantage members in five counties comprising the greater Chicago area. We believe our primary competitors in this market are Humana, Inc., Wellcare Health Plans, Inc., Aetna, Inc., and UnitedHealth Group.

Mississippi

We commenced our enrollment efforts in 2005 for Medicare Advantage plans in two counties in Northern Mississippi located near Memphis, Tennessee, consistent with our growth strategy to leverage existing operations to expand to new service areas located near or contiguous to our existing service areas. In 2006, we expanded in Southern Mississippi near Mobile, Alabama, and, as of December 31, 2009, we were operating in a total of 11 counties in Mississippi, serving approximately 4,600 members. Currently, we believe Humana, Inc. is the only other managed care company offering a competing Medicare Advantage plan in our service areas in Mississippi.

Medical Health Services Management and Provider Networks

To achieve our goal of ensuring high quality, cost-effective healthcare, we have established various quality management programs. Our quality initiatives focus on key quality areas to enhance the delivery and quality of care within our networks and to our members. We gauge our progress on these initiatives by reference, in part, to Healthcare Effectiveness Data and Information Set (HEDIS) and National Committee for Quality Assurance (NCQA) quality standards. Our health services quality management programs integrate comprehensive case management and utilization management programs into one overall program to better coordinate the care of the Medicare population.

We have implemented case management programs that provide more efficient and effective use of healthcare resources by our members. These programs are designed to improve outcomes for members with chronic conditions through use of evidence-based guidelines, coordinating fragmented healthcare systems to reduce healthcare duplication, providing "gate-keeping" services, and improving collaboration with physicians. A key focus of these programs is the coordination of care transitions among care settings and targeted reduction in readmissions. We utilize on-site critical care intensivists, hospitalists, and concurrent review nurses, who manage the transitions to and from outpatient care, hospitalization, rehabilitation, or home care. Our chronic care program focuses on care management, both telephonic and in-person, and treatment of our members with specific high risk or co-morbid chronic conditions such as coronary artery disease, congestive heart failure, end stage renal disease, diabetes, asthma-related conditions, and certain other conditions.

We have initiated a program designed to provide comprehensive examinations for our members by medical providers within the community. This process allows the member to be evaluated for care and case management concerns and be referred for further care within the community. This program has been active in our markets for almost a year.

In 2009, we developed internal behavioral health services to better coordinate the care for our population. By bringing this service within the company, we believe we are better able to address behavioral and medical concerns in a coordinated manner. With respect to such services, we have contracted with an extensive network of providers, developed a centralized telephonic case management unit, and placed community-based case managers within key areas of our markets to provide face-to-face service with good results.

We have information technology systems that support our quality improvement and management activities by allowing us to identify opportunities to improve care and track the outcomes of the services provided to achieve those improvements. We utilize this information as part of our monthly analytical reviews and to enhance our preventive care and case management programs where appropriate.

Additionally, we internally monitor and evaluate, and seek to enhance, the performance of our providers. Our related programs include:

- review of utilization of preventive measures and case management resources and related outcomes;
- member satisfaction surveys;
- patient safety initiatives;
- integration of pharmacy services;

- review of grievances and appeals by members and providers;
- orientation visits to, and site audits of, select providers;
- ongoing provider and member education programs; and
- medical record reviews.

As more fully described below under "— Provider Arrangements and Payment Methods," our reimbursement methods are also designed to encourage providers to utilize preventive care and our other disease and case management services in an effort to improve clinical outcomes.

The following table shows the number of primary care physicians, hospitals, and specialists and other providers participating in our Medicare Advantage networks as of December 31, 2009:

Market	Primary Care Physicians	Hospitals	Specialists and Other Providers
Alabama	723	53	3,192
Florida	133	19	891
Illinois	705	36	2,768
Mississippi	239	7	645
Tennessee	1,255	56	4,048
Texas	1,665	107	3,821
Total	4,720	278	15,365

We maintain a "partnership-for-quality" program that offers financial incentives to medical practices that meet clinical care improvement goals, along with onsite resources and support that typically includes IT support and an in-office practice coordinator, usually a nurse, that is dedicated to serving our members. We believe this initiative is leading to significant, broad based improvement in the quality and consistency of care provided to our members, along with increases in key preventive measures (including mammograms, diabetic exams, and vaccinations) and decreases in members' emergency room visits, hospitalizations, and total medical expenses. As of December 2009, the program included approximately 90 offices, 730 physicians and 73,600 members.

HealthSpring currently operates three LivingWell Health Centers. The first center was opened in middle Tennessee in December 2006. A second center was opened in Mobile, Alabama in October 2007. The third center was opened in August 2008 in Houston, Texas. The centers are designed with the Medicare member in mind, and the physical space is easily accessible to patients, with wide corridors and doors, adjacent parking or valet service, and open reception areas. Members receive care from an expanded team, which includes their physician, nurse, a pharmacist, and nurse educator. An electronic medical record ensures that information is shared among all the care providers. The centers also offer a range of social and community events tailored to meet the needs of our Medicare members. We believe the centers improve member satisfaction, service levels, and clinical outcomes and provide for a more satisfying and cost-efficient manner for the physician to deliver care. We continue to believe and see evidence that the unique solution and experience created through LivingWell Health Centers will give us an advantage over our competitors not offering clinics, creating a more attractive network and healthcare delivery for our members.

Generally, we contract for pharmacy services through an unrelated pharmacy benefits manager, or PBM, who is reimbursed at a discount to the "average wholesale price" or "maximum allowable cost" for the provision of covered outpatient drugs. We also pay our PBM claims processing, administrative, and other program-related fees. Pursuant to contracts between the company and pharmaceutical companies, we are entitled to share in drug manufacturers' rebates based on pharmacy utilization relating to certain qualifying medications.

Physician Engagement Strategy

We believe strong provider relationships are essential to increasing our membership and improving the quality of care to our members on a cost-efficient basis. We have established comprehensive networks of providers in each of our markets. We seek providers who have experience in managing the Medicare population, including through a risk-sharing or other relationship with a Medicare Advantage plan. Our goal is to create mutually beneficial and collaborative arrangements with our providers. We believe provider incentive arrangements should not only help us attract providers, but also help align their interests with our objective of providing high-quality, cost-effective healthcare and ultimately encourage providers to deliver a level of care that promotes member wellness, reduces avoidable catastrophic outcomes, and improves clinical results.

In some markets, we have entered into semi-exclusive arrangements with provider organizations or networks. For example, in Texas we have partnered with Renaissance Physician Organization, or RPO, a large group of 13 independent physician associations with over 1,300 physicians, including approximately 500 primary care physicians, and approximately 32,000 enrolled members located primarily in and around the Houston, Texas metropolitan area. In Florida, pursuant to our exclusive arrangement with LMC, LMC provides services to our members at its seven medical clinics, including primary care, specialty care, dental, vision, radiology, and pharmacy services, as well as transportation for our members to and from the clinics. These arrangements increase our level of engagement with our providers and allow us to offer a high quality of care to our members while more effectively managing our medical expense.

We strive to be the preferred Medicare Advantage partner for providers in each market we serve. In addition to risk-sharing and other incentive-based financial arrangements, we seek to address administrative and resource issues commonly experienced by physicians, particularly PCPs, and to promote a provider-friendly relationship by paying claims promptly, providing periodic performance and efficiency evaluations, providing convenient, web-based access to eligibility data and other information, together with additional IT support, and offering additional clinical and point-of-care support. By fostering a collaborative, interactive relationship with our providers, we are better able to gather data relevant to improving the level of preventive healthcare available under our plans, monitor the utilization of medical treatment and the accuracy of patient encounter data, risk coding and the risk scores of our plans, and otherwise ensure our contracted providers are providing high-quality and timely medical care.

Quality Assurance

As part of our quality assurance program, we have implemented processes designed to ensure compliance with regulatory and accreditation standards. Our quality assurance program also consists of internal programs that credential providers and programs designed to help ensure we meet the audit standards of federal and state agencies, including CMS and the state departments of insurance, as well as applicable external accreditation standards. For example, we monitor and educate, in accordance with audit tools developed by CMS, our claims, credentialing, customer service, enrollment, health services, provider relations, contracting, and marketing departments with respect to compliance with applicable laws, regulations, and other requirements.

Our providers must satisfy specific criteria, such as licensing, credentialing, patient access, office standards, after-hours coverage, and other factors. Our participating hospitals must also meet specific criteria, including accreditation criteria established by CMS.

Provider Arrangements and Payment Methods

We attempt to structure our provider arrangements and payment methods in a manner that encourages the medical provider to deliver high quality medical care to our members. We also attempt to structure our provider contracts in a way that mitigates some or all of our medical risk either through capitation or other risk-sharing arrangements. In general, there are two types of medical risk — professional and institutional. Professional risk primarily relates to physician and other outpatient services. Institutional risk primarily relates to hospitalization and other inpatient or institutionally-based services. We believe our incentive and risk-sharing arrangements help to align the interests of the physician with us and our members and improve both clinical and financial outcomes.

We generally pay our providers under one of three payment methods:

- fee-for-service, based on a negotiated fixed-fee schedule where we are fully responsible for managing institutional and professional risk;
- capitation, based on a PMPM payment, where physicians generally assume the professional risk, or on a case-rate or per diem basis, where a hospital or health system generally assumes the institutional or professional risk, or both; and
- risk-sharing arrangements, typically with a physician group, where we advance, on a PMPM basis, amounts designed to cover the anticipated professional risk and then adjust payments, on a monthly basis, between us and the physician group based on actual experience measured against pre-determined sharing ratios.

We also have a risk-sharing arrangement with LMC, our exclusive clinic model provider in South Florida, whereby we annually adjust such advance amounts based on our annual institutional and professional medical loss ratio, or MLR, for LMC Health Plan members.

Under any of these payment methods, we may also supplement provider payments with incentive arrangements based, in general, on the quality of healthcare delivery. For example, as an incentive to encourage our providers to deliver high quality care for their patients and assist us with our quality assurance and medical management programs, we often seek to implement incentive arrangements whereby we compensate our providers for "quality performance," including increased fee-for-service rates for specified preventive health services and additional payments for providing specified encounter data on a timely basis. We also seek to implement financial incentives relating to quality of care measures or other operational matters where appropriate.

In a limited number of cases, we may be at risk for medical expenses above and beyond a negotiated amount (a so-called "stop-loss" provision), which amount is typically calculated by reference to a percentage of billed charges, in some cases back to the first dollar of medical expense. When our members receive services for which we are responsible from a provider with whom we have not contracted, such as in the case of emergency room services from non-contracted hospitals, we generally attempt to negotiate a rate with that provider. In the case of a Medicare patient who is admitted to a non-contracting hospital, we are obligated to pay the amount that the hospital would have received from CMS under traditional fee-for-service Medicare. In non-Medicare cases, we may be obligated to pay the full rate billed by the provider.

Sales and Marketing Programs

Medicare Advantage enrollment is generally a decision made individually by the member. Accordingly, our sales agents and representatives focus their efforts on in-person contacts with potential enrollees as well as telephonic and group selling venues. To date, we have not actively marketed our PDP and have relied primarily on auto-assignments of dual-eligibles by CMS. As of December 31, 2009, our sales force consisted of approximately 1,430 appointed third party agents and 108 internal licensed sales employees (including in-house telemarketing personnel). For most of our markets, our third party agents are not exclusive to our plans. All of our third party sales agents are compensated on a commission basis in accordance with MIPPA and related regulations.

In addition to traditional marketing methods including direct mail, radio, television, internet and other mass media, and cooperative advertising with participating hospitals and medical groups to generate leads, we also hold educational meetings in churches and community centers and in coordination with government agencies. We regularly participate in local community health fairs and events, and seek to become involved with local senior citizen organizations to promote our products and the benefits of preventive care. Recently enacted MIPPA-related regulations affect where and how our marketing activities are conducted. For example, we cannot engage in marketing activities in health care settings or at educational events.

Our sales and marketing programs include an integrated multimedia advertising campaign. Major League Baseball Hall of Fame member Willie Mays, is our national spokesperson. Campaigns are tailored to each of our local service areas and are designed with the goal of educating, attracting, and retaining members and providers. In addition, we seek to create ethnically and culturally competent marketing programs, where appropriate, that reflect the diversity of the areas that we serve.

Our marketing and sales activities are regulated by CMS and other governmental agencies. CMS has oversight over all, and has imposed advance approval requirements with respect to, marketing materials used by our Medicare Advantage plans, and our sales activities are limited to activities such as conveying information regarding benefits, describing the operations of managed care plans, and providing information about eligibility requirements. MIPPA expanded the list of prohibited activities beginning in 2009 to include providing meals, cash, gifts or monetary rebates, marketing in health care settings or at educational events, unsolicited methods of direct contact, and cross-selling. Under MIPPA, the scope of all marketing appointments with potential beneficiaries and products to be discussed must be agreed to by the beneficiary in advance of the meeting. Further, all Medicare Advantage plans are required to have the plan type included in the plan name.

The activities of our third-party brokers and agents are also heavily regulated. MIPPA requires all agents, brokers and other third parties to be trained annually and to complete annual testing regarding Medicare Advantage marketing rules. We require background checks and maintain active and ongoing training and oversight of all employed and contracted sales representatives, agents, and brokers.

Medicare beneficiaries have a limited annual enrollment period during which they can choose between a Medicare Advantage plan and traditional fee-for-service Medicare. After this annual enrollment period ends, generally only seniors turning 65 during the year, dual-eligible and institutional beneficiaries and others who qualify as disabled or for special needs plans, Medicare beneficiaries permanently relocating to another service area, and employer group retirees will be permitted to enroll in or change health plans. The annual enrollment period is from November 15 through December 31 each year. Medicare Advantage beneficiaries have an additional election period that runs from January 1 to March 31 of each year to make one equivalent election. Since the implementation of MMA, we have significantly adjusted the timing and intensity of our marketing efforts to align with the limited open enrollment period.

Competition

Our principal competitors for contracts, members, and providers vary by local service area and are generally national, regional, and local commercial managed care organizations, including PDPs, targeting Medicare recipients including, among others, UnitedHealth Group, Humana, Inc., and Universal American Corporation. In addition, MMA caused a number of other managed care organizations, some of which were already in our service areas, to decide to enter the Medicare Advantage market. Moreover, the implementation of Medicare Part D prescription drug benefits caused national and regional pharmaceutical distributors and retailers, pharmacy benefit managers, and managed care organizations to enter our markets and provide services and benefits to the Medicare-eligible population.

We believe the primary factors influencing a Medicare recipient's choice among health plan options are:

- additional premiums, if any, payable by the beneficiary;
- benefits offered;
- location and choice of healthcare providers, including specific referral requirements for specialist care;
- quality of customer service and administrative efficiency;
- reputation for quality care;
- financial stability of the plan; and
- accreditation results.

A number of these competitive elements are partially dependent upon and can be positively affected by financial resources available to a health plan. We face competition from other managed care companies that have greater financial and other resources, larger enrollments, broader ranges of products and benefits, broader geographical coverage, more established reputations in the national market and in our markets, greater market share, larger contracting scale, and lower costs.

Regulation

Overview

As a managed care organization, our operations are and will continue to be subject to pervasive federal, state, and local government regulation, which will have a material impact on the operation of our health plans. The laws and regulations affecting our industry generally give state and federal regulatory authorities broad discretion in their exercise of supervisory, regulatory, and administrative powers. These laws and regulations are intended primarily for the benefit of the members and providers of the health plans.

Our right to obtain payment from Medicare is subject to compliance with numerous and complex regulations and requirements that are frequently modified and subject to administrative discretion. Moreover, since we are contracting only with the Medicare program to provide coverage for beneficiaries of our Medicare Advantage and PDP plans, our Medicare revenues are completely dependent upon the premium rates and coverage determinations in effect from time to time in the Medicare program.

In addition, in order to operate our Medicare Advantage plans and PDP, we must obtain and maintain certificates of authority or licenses from each state in which we operate. In order to remain certified we generally must demonstrate, among other things that we have the financial resources necessary to pay our anticipated medical care expenses and the infrastructure needed to account for our costs and otherwise meet applicable licensing requirements. Each of our health plans is also required to report quarterly on its financial performance to the appropriate regulatory agency in the state in which the health plan is licensed. Each plan also undergoes periodic reviews of quality of care and financial status by the applicable state agencies. Accordingly, in order to remain qualified for the Medicare program, it may be necessary for our Medicare plans to make changes from time to time in their operations, personnel, and services. Although we intend for our Medicare plans to maintain certification and to continue to participate in those reimbursement programs, there can be no assurance that our Medicare plans will continue to qualify for participation.

PDP sponsors are required to be licensed under state law as risk-bearing entities eligible to offer health insurance or health benefits coverage in each state in which a PDP is offered. In connection with the implementation of MMA, CMS implemented waiver processes to allow PDP sponsors to begin operations prior to obtaining state licensure or certification in all states in which they did business, even if the state already had in place a licensing process for PDP sponsors, by submitting a "single state waiver" in such states. As of January 1, 2010, we had obtained licenses to operate as a risk-bearing entity in 41 states, and single state waivers for 9 states that will expire on December 31, 2010. Although the company believes it will be able to obtain licenses or additional waivers in each jurisdiction in which the PDP operates, there can be no assurance that the company will be successful in doing so.

Federal Regulation

Medicare. We contract with CMS to provide services to Medicare beneficiaries pursuant to the Medicare program. As a result, we are subject to extensive federal regulations. CMS may, and does, audit any health plan operating under a Medicare contract to determine the plan's compliance with federal regulations and contractual obligations.

Additionally, the marketing activities of Medicare plans are strictly regulated by CMS. For example, CMS has oversight over all, and in some cases has imposed advance approval requirements with respect to, marketing materials used by our Medicare plans, and our sales activities are limited to activities such as conveying information regarding benefits, describing the operations of managed care plans, and providing information about eligibility requirements. Failure to comply with these marketing regulations could result in the imposition of sanctions by CMS, such as prohibitions from marketing a Medicare Advantage plan during the annual enrollment period, restrictions on a Medicare Advantage plan's enrollment of new members for a specified period, fines, and civil monetary penalties.

Fraud and Abuse Laws. The federal anti-kickback statute imposes criminal and civil penalties for paying or receiving remuneration (which includes kickbacks, bribes, and rebates) in connection with any federal healthcare program, including the Medicare program. The law and related regulations have been interpreted to prohibit the payment, solicitation, offering, or receipt of any form of remuneration in return for the referral of federal healthcare program patients or any item or service that is reimbursed, in whole or in part, by any federal healthcare program. In some of our markets, states have adopted similar anti-kickback provisions, which apply regardless of the source of reimbursement.

The federal anti-kickback statute contains two statutory safe harbors addressing certain risk-sharing arrangements. In addition, the Office of Inspector General has adopted regulatory safe harbors related to managed care arrangements. These safe harbors describe relationships and activities that are deemed not to violate the federal anti-kickback statute. Failure to satisfy each criterion of an applicable safe harbor does not mean that an arrangement constitutes a violation of the law; rather, the arrangement must be analyzed on the basis of its specific facts and circumstances. Business arrangements that do not fall within a safe harbor create a risk of increased scrutiny by government enforcement authorities. We have attempted to structure our risk-sharing arrangements with providers, the incentives offered by our health plans to Medicare beneficiaries, and the discounts our plans receive from contracting healthcare providers to satisfy the requirements of these safe harbors. There can be no assurance, however, that upon review regulatory authorities will determine that our arrangements satisfy the requirements of the safe harbors and do not violate the federal anti-kickback statute.

CMS has promulgated regulations that prohibit health plans with Medicare contracts from including any direct or indirect payment to physicians or other providers as an inducement to reduce or limit medically necessary services to a Medicare beneficiary. These regulations impose disclosure and other requirements relating to physician incentive plans including bonuses or withholdings that could result in a physician being at "substantial financial risk" as defined in Medicare regulations. Our ability to maintain compliance with these regulations depends, in part, on our receipt of timely and accurate information from our providers. Although we strive to conduct our operations in compliance with these regulations, we are subject to audit and review. It is possible that regulatory authorities may challenge our provider arrangements and operations, and there can be no assurance that we would prevail if challenged.

Federal False Claims Act. We are subject to a number of laws that regulate the presentation of false claims or the submission of false information to the federal government. For example, the federal False Claims Act prohibits a person or entity from knowingly presenting, or causing to be presented, a false or fraudulent request for payment from the federal government, or making a false statement or using a false record to get a claim approved. The Fraud Enforcement and Recovery Act of 2009 expanded the scope of the False Claims Act by, among other things, creating liability for knowingly and improperly avoiding repayment of an overpayment received from the government and broadening protections for "whistleblowers". The False Claims Act defines the term "knowingly" broadly. The federal government has taken the position, and some courts have held, that claims presented in violation of the federal anti-kickback statute may be considered a violation of the federal False Claims Act. Violations of the False Claims Act are punishable by treble damages and penalties of up to $11,000 per false claim. In addition to suits filed by the government, the qui tam provisions of the False Claims Act allow a private person (for example, a "whistleblower" such as a former employee, competitor, or patient) to bring an action under the False Claims Act on behalf of the government alleging that an entity has defrauded the federal government. The private person may share in any settlement or judgment that may result from that lawsuit. When a private person brings a qui tam action under the False Claims Act, the defendant often will not be made aware of the lawsuit until the government commences its own investigation or makes a determination whether it will intervene. We may be subject to investigations and lawsuits under the False Claims Act that may be initiated either by the government or a whistleblower. It is not possible to predict the impact such actions may have on our business.

Federal law provides an incentive to states to enact false claims laws that are comparable to the False Claims Act. A number of states, including states in which we operate, have adopted false claims acts as well as other laws whereby a private party may file a civil lawsuit on behalf of the government in state court.

HIPAA Administrative Simplification and Privacy and Security Requirements. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes requirements relating to a variety of issues that affect our business, including the privacy and security of medical information. The privacy and security regulations promulgated pursuant to HIPAA extensively regulate the use and disclosure of individually identifiable health information and require covered entities, including health plans, to implement administrative, physical, and technical safeguards to protect the security of such information. Recently, the American Recovery and Reinvestment Act of 2009 ("ARRA") broadened the scope of the HIPAA privacy and security regulations. In addition, ARRA extends the application of certain provisions of the security and privacy regulations to business associates (entities that handle identifiable health information on behalf of covered entities) and subjects business associates to civil and criminal penalties for violation of the regulations.

As required by ARRA, the Department of Health & Human Services, or DHHS published an interim final rule on August 24, 2009 that requires covered entities to report breaches of unsecured protected health information to affected individuals without unreasonable delay, but not to exceed 60 days of discovery of the breach by a covered entity or its agents. Notification must also be made to DHHS and, in certain situations involving large breaches, to the media. Various state laws and regulations may also require us to notify affected individuals in the event of a data breach involving individually identifiable information.

Violations of the HIPAA privacy and security regulations may result in civil and criminal penalties, and ARRA has strengthened the enforcement provisions of HIPAA, which may result in increased enforcement activity. Under ARRA, DHHS is required to conduct periodic compliance audits of covered entities and their business associates. ARRA broadens the applicability of the criminal penalty provisions to employees of covered entities and requires DHHS to impose penalties for violations resulting from willful neglect. ARRA also significantly increases the amount of the civil penalties, with penalties of up to $50,000 per violation for a maximum civil penalty of $1,500,000 in a calendar year for violations of the same requirement. In addition, ARRA authorizes state attorneys general to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. We remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties.

Pursuant to HIPAA, DHHS has adopted regulations establishing electronic data transmission standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically and that health plans must support. In addition, HIPAA requires that each provider use and plans support a National Provider Identifier. In January 2009, CMS published a final rule regarding updated standard code sets for certain diagnoses and procedures known as ICD-10 code sets and related changes to the formats used for certain electronic transactions. Use of the ICD-10 code sets is not mandatory until October 1, 2013. We believe that use of the ICD-10 code sets will require significant administrative changes to our operations.

On January 8, 2001, the U.S. Department of Labor's Pension and Welfare Benefits Administration, the Internal Revenue Service, or IRS, and DHHS adopted two regulations that provide guidance on the nondiscrimination provisions under HIPAA as they relate to health factors and wellness programs. These provisions prohibit a group health plan or group health insurance issuer from denying an individual eligibility for benefits or charging an individual a higher premium based on a health factor. These regulations have not had a material adverse effect on our business.

There are numerous other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns. For example, the Federal Trade Commission issued a final rule in October 2007 requiring financial institutions and creditors, which may include health providers and health plans, to implement written identity theft prevention programs to detect, prevent, and mitigate identity theft in connection with certain accounts. The enforcement date for this rule has been postponed multiple times, most recently until June 1, 2010.

We conduct our operations in an attempt to comply with the HIPAA privacy and security regulations and other applicable privacy and security requirements. There can be no assurance, however, that, upon review, regulatory authorities will find that we are in compliance with these requirements.

Employee Retirement Income Security Act of 1974. The provision of services to certain employee health benefit plans is subject to the Employee Retirement Income Security Act of 1974, or ERISA. ERISA regulates certain aspects of the relationships between plans and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA.

The U.S. Department of Labor adopted federal regulations that establish claims procedures for employee benefit plans under ERISA. The regulations shorten the time allowed for health and disability plans to respond to claims and appeals, establish requirements for plan responses to appeals, and expand required disclosures to participants and beneficiaries. These regulations have not had a material adverse effect on our business.

State Regulation

Each of our HMO and regulated insurance subsidiaries is licensed in the markets in which it operates and is subject to the rules, regulations, and oversight by the applicable state department of insurance in the areas of licensing and solvency. Our HMO and regulated insurance subsidiaries file reports with these state agencies describing their capital structure, ownership, financial condition, certain inter-company transactions, and business operations. Our HMO and regulated insurance subsidiaries are also generally required to demonstrate, among other things, that we have an adequate provider network, that our systems are capable of processing providers' claims in a timely fashion and collecting and analyzing the information needed to manage their business. State regulations also require the prior approval or notice of acquisitions or similar transactions involving our regulated subsidiaries and of certain transactions between the regulated subsidiaries and affiliated entities or persons, such as the payment of dividends.

Our HMO and regulated insurance subsidiaries are required to maintain minimum levels of statutory capital. The minimum statutory capital requirements differ by state and are generally based on a percentage of annualized premium revenue, a percentage of annualized healthcare costs, or risk-based capital, or RBC, requirements. The RBC requirements are based on guidelines established by the National Association of Insurance Commissioners, or NAIC, and are administered by the states. If adopted, the RBC requirements may be modified as each state legislature deems appropriate for that state. Currently, only our Texas HMO and accident and health insurance subsidiaries are subject to statutory RBC requirements. Our other HMO subsidiaries are subject to other minimum statutory capital requirements mandated by the states in which they are licensed. These requirements assess the capital adequacy of the regulated subsidiary based upon investment asset risks, insurance risks, interest rate risks and other risks associated with its business to determine the amount of statutory capital believed to be required to support the HMO's business. If a regulated insurance subsidiary's statutory capital level falls below certain required capital levels, the subsidiary may be required to submit a capital corrective plan to the state department of insurance, and at certain levels may be subjected to regulatory orders, including regulatory control through rehabilitation, or liquidation proceedings.

Effective January 1, 2009, MIPPA required that all Medicare Advantage and PDP agents and brokers be licensed by their respective states. In addition, where applicable, Medicare Advantage and PDP organizations must also comply with state appointment laws. MIPPA further requires that Medicare Advantage and PDP organizations report to the applicable state, as required by state law, the termination of any agent or broker, including the reasons for such termination. Medicare Advantage and PDP organizations must also timely comply with a state's request for information regarding the performance of a licensed agent, broker, or other third party representing the organization pursuant to a state's investigation.

Technology

We have developed and implemented information technology solutions that we believe are critical to providing accurate data for and about our members and for complying with governmental and contractual requirements. Our systems collect and process information centrally and support our core administrative functions, including premium billing, claims processing, utilization management, reporting, medical cost trending, and planning and analysis. These systems also support various member and provider service functions, including enrollment, member eligibility verification, claims status inquiries, and referrals and authorizations. We continue to enhance our in-house case management software functionality and expand electronic medical records to improve the quality of care.

We have recently completed an enterprise-wide migration to a new "voice over IP" telephony and call center platform, increasing call center functionality and allowing for virtualized enterprise capability and redundancy. We have also enhanced our data security and compliance through, among other things encrypting all information on laptop, desktop, and personal devices. We continue our custom development of an internal data warehouse, which enhances our ability to analyze data as well as rapidly respond to changing market, regulatory, and operational requirements.

Employees

As of December 31, 2009, we had approximately 1,800 employees, substantially all of whom were full-time. None of our employees are presently covered by a collective bargaining agreement. We consider relations with our employees to be good.

Service Marks

The name "HealthSpring" is a registered service mark with the United States Patent and Trademark Office. We also have other registered service marks. Prior use of our service marks by third parties may prevent us from using our service marks in certain geographic areas. We intend to protect our service marks by appropriate legal action whenever necessary.

EXECUTIVE OFFICERS OF THE COMPANY

The following are our executive officers and their biographies and ages as of February 4, 2010:

Herbert A. Fritch, age 59, has served as the Chairman of the Board of Directors and Chief Executive Officer of the company and its predecessor, NewQuest, LLC, since the commencement of operations in September 2000. He also served as our President from commencement of operations until October 2008. Beginning his career in 1973 as an actuary, Mr. Fritch has over 35 years of experience in the managed healthcare business. Prior to founding NewQuest, LLC, Mr. Fritch founded and served as president of North American Medical Management, Inc., or NAMM, an independent physician association management company, from 1991 to 1999. NAMM was acquired by PhyCor, Inc., a physician practice management company, in 1995. Mr. Fritch also served as vice president of managed care for PhyCor following PhyCor's acquisition of NAMM. Prior to founding NAMM, Mr. Fritch served as a regional vice president for Partners National Healthplans from 1988 to 1991, where he was responsible for the oversight of seven HMOs in the southern region. Mr. Fritch holds a B.A. in Mathematics from Carleton College. Mr. Fritch is a fellow of the Society of Actuaries and a member of the Academy of Actuaries.

Michael G. Mirt, age 58, has served as President of the company since November 2008. Prior to joining the company, Mr. Mirt served as executive vice president and chief operating officer of AmeriChoice, a UnitedHealth Group company and public-sector-focused managed care organization, from May 2005 to August 2007. Prior to his service with AmeriChoice, Mr. Mirt worked as a private consultant in the healthcare industry from 2004 through May 2005 after serving as a regional president for Cigna Healthcare from 1999 to 2003. Mr. Mirt holds Bachelor of Science and Master of Health Sciences degrees from Wichita State University.

Karey L. Witty, age 45, has served as Executive Vice President and Chief Financial Officer of the company since July 2009. Mr. Witty has over 15 years of experience in financial management positions in the healthcare industry, including most recently as executive vice president and chief financial officer of Valitàs Health Services Inc., a clinical contract and healthcare management services company, from March 2007 to July 2009. Prior to that, beginning in 1999, Mr. Witty served in various capacities for Centene Corporation, a Medicaid-focused, multi-line managed care organization, including as chief financial officer of the parent company for approximately six years, including during its 2001 initial public offering, and as chief executive of the health plan business unit overseeing Medicaid operations in eight states. Mr. Witty holds a B.B.A. in Accounting from Middle Tennessee State University and is a certified public accountant.

Sharad Mansukani, age 40, has served as one of the company's directors since June 2007 and has served as the company's Executive Vice President — Chief Strategy Officer since November 2008. Dr. Mansukani also serves as a senior advisor of Texas Pacific Group, a private equity investment firm ("TPG"), and serves on the faculties at University of Pennsylvania and Temple University schools of medicine. Dr. Mansukani previously served as senior advisor to the administrator of CMS from 2003 to 2005, and as senior vice president and chief medical officer of Health Partners, a non-profit Medicaid and Medicare health plan owned at the time by certain Philadelphia-area hospitals, from 1999 to 2003. Dr. Mansukani completed a residency and fellowship in ophthalmology at the University of Pennsylvania School of Medicine and a fellowship in quality management and managed care at the Wharton School of Business. Dr. Mansukani serves as a director of IASIS Healthcare, LLC, an owner and operator of acute care hospitals, Moksha8 Pharmaceuticals, Inc., a pharmaceutical company specializing in emerging markets, and Surgical Care Affiliates, an operator of ambulatory surgery centers, all of which are TPG portfolio companies.

Scott C. Huebner, age 37, has served as Executive Vice President since March 2009 and as the President of the HealthSpring's Texas market and of HealthSpring's GulfQuest management operations since January 2006. Prior to that, he served as a Senior Vice President of the company and Vice President of Network Operations of Texas HealthSpring. Prior to joining HealthSpring in 2000, Mr. Huebner served as senior administrator for NAMM. Mr. Huebner holds a B.A. in Marketing from Texas A&M University.

M. Shawn Morris, age 46, has served as Executive Vice President since March 2009 and as the President of HealthSpring's Tennessee market since January 2007. Prior to that, he served as Senior Vice President of the company and as the Vice President of Operations. Before joining HealthSpring in 2005, Mr. Morris served as a regional manager for Manheim, a provider of automotive remarketing services, from 2003 to 2005. Mr. Morris also served as the executive chief financial officer and executive vice president of operations at Digital Connections Inc. from 1999 to 2003, and as the vice president of managed care operations for NAMM from 1995 to 1999. Mr. Morris holds a B.S. in Accounting from Western Kentucky University.

Mark A. Tulloch, age 47, has served as Executive Vice President-Enterprise Operations since March 2009. Prior to that, he served as Senior Vice President of Managed Care Operations from January 2007 to March 2009 and Senior Vice President of Pharmacy Operations from July through December 2006. Prior to joining the company, he served from March 2003 to July 2006 as senior vice president of operations for United Surgical Partners International, Inc. ("USPI"), an owner and operator of short-stay surgical facilities. Prior to March 2003, Mr. Tulloch spent seven years with OrthoLink Physicians Corporation, a subsidiary of USPI specializing in orthopaedic practice management and ancillary development. Mr. Tulloch served in various capacities for Ortholink, including as president and chief operating officer. Mr. Tulloch holds an M.B.A. from the Massey School at Belmont University, a M.Ed. from Vanderbilt University, and a B.S. from Middle Tennessee State University.

J. Gentry Barden, age 48, has served as Senior Vice President, General Counsel, and Secretary of the company since July 2005. From September 2003 to July 2005, Mr. Barden was a member of Brentwood Capital Advisors LLC, an investment banking firm based in Nashville, Tennessee. From December 1998 to February 2003, Mr. Barden was a managing director of two different investment banking firms. For over 12 years prior to December 1998, Mr. Barden was a corporate and securities lawyer, including with Bass, Berry & Sims PLC. Mr. Barden graduated with a B.A. from The University of the South (Sewanee) and with a J.D. from the University of Texas.

David L. Terry, Jr., age 58, has served as Senior Vice President and Chief Actuary of the company since March 2005, and served in various capacities, including Chief Actuary, for the company's predecessor since July 2003. Prior to that, Mr. Terry served as senior consultant for Reden & Anders, Ltd., a healthcare consulting firm, from July 2000 to July 2003. Mr. Terry holds a B.S. in Statistics from Colorado State University and an M.S. in actuarial science from the University of Nebraska.

Dirk O. Wales, M.D., age 52, has served as Senior Vice President and Chief Medical Officer of the company since February 2008. Dr. Wales has also served as Chief Clinical Officer of the company since July 2007 and as Senior Medical Director of the company's Texas health plan since February 2003. For over four years prior to joining the company, Dr. Wales served as chief medical officer of NAMM. Dr. Wales obtained an M.D. and a Psy.D. from Wright State University and a B.S. from Emory University.

Item 1A. Risk Factors

You should consider carefully the risks and uncertainties described below, and all information contained in this report, in evaluating our company and our business. The occurrence of any of the following risks or uncertainties described below could significantly and adversely affect our business, prospects, financial condition, and operating results.

Risks Related to Our Industry

Reductions or Less Than Expected Increases in Funding for Medicare Programs Could Significantly Reduce Our Profitability.

Medicare premiums, including premiums paid to our PDP, account for substantially all of our revenue. As a consequence, our profitability is dependent on government funding levels for Medicare programs. As currently structured, the premium rates paid to Medicare health plans like ours are established by contract, although the rates differ depending on a combination of factors, including upper payment limits established by CMS, a member's health profile and status, age, gender, county or region, benefit mix, member eligibility categories, and a member's risk score.

MIPPA provides for reduced federal spending on the Medicare Advantage program by a total of $48.7 billion over the 2008 to 2018 period. MIPPA also requires the Medicare Payment Advisory Commission, or MedPac, to report on both the quality of care provided under Medicare Advantage plans and the cost to the Medicare program of such plans. In June 2009, MedPac released its report concluding that, in 2009, the Medicare program will pay substantially more for Medicare Advantage enrollees than if such enrollees were in traditional fee-for-service Medicare and recommending lower payments to, and quality performance standards for, Medicare Advantage plans. In November 2009, MedPac approved an eight part methodology for comparing performance measures among Medicare Advantage plans and between the Medicare Advantage and traditional Medicare fee-for-service programs. There can be no assurance whether Congress will adopt into law some or all of MedPac's recommendations, which, if so adopted, could adversely affect plan revenues.

Medicare currently compensates teaching hospitals for the graduate medical education costs incurred when treating Medicare beneficiaries by providing such hospitals with indirect medical education ("IME") payments. Under the Medicare fee-for-service program, IME is paid directly to a teaching hospital; however, under Part C, CMS also provides IME payments to Medicare Advantage organizations as part of the overall Medicare Advantage plan payment rate. MIPPA requires CMS to phase out IME payments to Medicare Advantage organizations beginning in 2010. The phase out of IME payments to Medicare Advantage organizations is limited to no more than 0.6% per county in 2010. Because of the gradual nature of the phase-out, we do not expect a material reduction in our PMPM premiums; it will, however, result in a decrease in our revenues derived from IME payments and may negatively impact our future profitability.

In April 2009, CMS published its 2010 Medicare Advantage plan capitation rates, which included a risk scoring coding intensity adjustment, applicable to all Medicare Advantage members that substantially reduced previously-anticipated 2010 Medicare Advantage premium rates. Taking into account premium changes relating to changes in our plan members' specific risk scores, CMS's plan-wide reduction in members' risk scores, and other rate changes, we estimate that 2010 premium rates payable to our health plans have decreased by approximately 2.5% as compared to 2009 premium rates. Notwithstanding the reduction in premium rates, we believe our 2010 plans' benefit designs will allow us to operate at levels near our historical MLR targets and profit margins. There can be no assurance, however, that the reduction in government capitation rates and our plans' responses, including changes in benefit design, will not have a material adverse impact on our member growth expectations and profitability.

Currently Pending Healthcare Reform Proposals, if Passed into Law, Would Reduce our Revenue and Profitability.

Both houses of the U.S. Congress have passed bills that would reform the structure and funding of the U.S. healthcare system, including the Medicare program. Both bills include provisions that would adjust payments to Medicare Advantage plans in an effort to achieve budgetary neutrality, or parity, between traditional fee-for-service Medicare and Medicare Advantage. Both bills also contain other items that, if adopted as law, we expect would have a material adverse impact on Medicare Advantage plans, including our plans. These items include, without limitation, provisions requiring "competitive bidding" against a reduced plan benefit design, legally-imposed minimum medical loss ratios, premium excise taxes, and additional limitations on Medicare Advantage marketing and enrollment periods. Given the inherent uncertainty in the legislative process, we are not able to predict if and how these bills will be reconciled and what provisions will become law, if any, or the actual impact on the profitability or viability of any of our Medicare Advantage plans.

CMS's Risk Adjustment Payment System Makes Our Revenue and Profitability Difficult to Predict and Could Result In Material Retroactive Adjustments to Our Results of Operations.

CMS has implemented a risk adjustment payment system for Medicare health plans to improve the accuracy of payments and establish appropriate compensation for Medicare plans that enroll and treat less healthy Medicare beneficiaries. CMS's risk adjustment model bases a portion of the total CMS reimbursement payments on various clinical and demographic factors including hospital inpatient diagnoses, diagnosis data from hospital outpatient facilities and physician visits, gender, age, and Medicaid eligibility. CMS requires that all managed care companies capture, collect, and report the necessary diagnosis code information to CMS, which information is subject to review and audit for accuracy by CMS. Because Medicare Advantage premiums are risk-based, it is difficult to predict with certainty our future revenue or profitability.

CMS establishes premium payments to Medicare plans based on the plans' approved bids at the beginning of the calendar year. Based on the members' known demographic and risk information, CMS then adjusts premium levels on two separate occasions during the year on a retroactive basis to take into account additional member risk data. The first such adjustment updates the risk scores for the current year based on prior year's dates of service. The second such adjustment is a final retroactive risk premium settlement for the prior year. Beginning in January 2008, the Company accounts for estimates of such adjustments on a monthly basis. As a result of the variability of factors increasing plan risk scores that determine such estimations, the actual amount of CMS's retroactive payment could be materially more or less than our estimates. Consequently, our estimate of our plans' aggregate member risk scores for any period, and our accrual of premiums related thereto, may result in favorable or unfavorable adjustments to our Medicare premium revenue and, accordingly, our profitability.

Our Records and Submissions to CMS May Contain Inaccurate or Unsupportable Information Regarding the Risk Adjustment Scores of Our Members, Which Could Cause Us to Overstate or Understate Our Revenue.

We maintain claims and encounter data that support the risk adjustment scores of our members, which determine, in part, the revenue to which we are entitled for these members. This data is submitted to CMS by us based on medical charts and diagnosis codes prepared and submitted to us by providers of medical care. We generally rely on providers to appropriately document and support such risk-adjustment data in their medical records and appropriately code their claims. We sometimes experience errors in information and data reporting systems relating to claims, encounters, and diagnoses. Inaccurate or unsupportable coding by medical providers, inaccurate records for new members in our plans, and erroneous claims and encounter recording and submissions could result in inaccurate premium revenue and risk adjustment payments, which are subject to correction or retroactive adjustment in later periods. Payments that we receive in connection with this corrected or adjusted information may be reflected in financial statements for periods subsequent to the period in which the revenue was earned. We, or CMS through a medical records review and risk adjustment validation, may also find that data regarding our members' risk scores, when reconciled, requires that we refund a portion of the revenue that we received, which refund, depending on its magnitude, could have a material adverse effect on our results of operations.

In connection with CMS's continuing statutory obligation to review risk score coding practices by Medicare Advantage plans, CMS announced that it would regularly audit Medicare Advantage plans, primarily targeted based on risk score growth, for compliance by the plans and their providers with proper coding practices (sometimes referred to as "RADV Audits"). The Company's Tennessee Medicare Advantage plan has been selected by CMS for a RADV Audit of the 2006 risk adjustment data used to determine 2007 premium rates. In late 2009, the Company's Tennessee plan received from CMS the RADV Audit member sample, which CMS will use to calculate a payment error rate for 2007 Tennessee plan premiums. The Company is in the process of responding to the RADV Audit request, including retrieving and providing medical records supporting diagnoses codes and risk scores and, where appropriate, provider attestations, all of which are due to CMS on February 18, 2010. CMS has indicated that payment adjustments resulting from its RADV Audits will not be limited to risk scores for the specific beneficiaries for which errors are found but will be extrapolated to the relevant plan population. CMS's methodology for extrapolation remains unclear, however. The Company is in the process of gathering records responsive to the RADV Audit and is currently unable to calculate a payment error rate or predict the impact of extrapolating that error rate to 2007 Tennessee plan premiums. There can be no assurance, however, that the conclusion of the Tennessee RADV Audit will not result in a material adverse impact to the Company's results of operations or cash flows, or that the Company's other plans will not be randomly selected or targeted for a RADV Audit by CMS or, in the event that another plan is so selected, that the outcome of such RADV Audit will not result in a material adverse impact to the Company's results of operations and cash flows.

Statutory Authority for SNPs Could Expire and Federal Limitations on SNP Expansion and Other Recent Limitations on SNP Activities Could Adversely Impact our Growth Plans.

Under current law, CMS's authority to designate SNPs expires on December 31, 2010. Unless this law is changed, CMS may not be able to renew our SNP contracts after December 31, 2010. Additionally, federal law prohibits CMS from designating additional disproportionate share SNPs. Failure to renew our SNP contracts could adversely impact our operating results. In addition, effective for plan year 2010, SNPs are required to meet additional CMS requirements, including requirements relating to model of care, cost-sharing, disclosure of information, and reporting of quality measures.

Legislative Changes to the Medicare Program Have Materially Impacted Our Operations and Increased Competition for Members.

MMA substantially changed the Medicare program and modified how we operate our Medicare Advantage business. Many of these changes became effective in 2006. Although many of these changes are designed to benefit Medicare Advantage plans generally, certain provisions of the MMA increased competition and created challenges for us with respect to educating our existing and potential members about the changes. MIPPA, enacted in July 2008, added, among other things, restrictions on Medicare Advantage sales and marketing activities. MMA and MIPPA may create other substantial and potentially adverse risks including the following:

Increased competition has and may continue to adversely affect our enrollment and results of operations.

- MMA generally increased reimbursement rates for Medicare Advantage plans, which we believe resulted in an increase in the number of plans that participate in the Medicare program and created additional competition. In addition, as a result of Medicare Part D, a number of new competitors, such as pharmacy benefits managers and prescription drug retailers and wholesalers, established PDPs that compete with some of our Medicare programs.
- Managed care companies began offering various new products beginning in 2006 pursuant to MMA, including PFFS plans and regional PPOs. Medicare PFFS plans and PPOs allow their members more flexibility in selecting providers outside of a designated network than Medicare Advantage HMOs such as ours allow, which typically require members to coordinate care through a primary care physician. MMA has encouraged the creation of regional PPOs through various incentives, including certain risk corridors, or cost-reimbursement provisions, a stabilization fund for incentive payments, and special payments to hospitals not otherwise contracted with a Medicare Advantage plan that treat regional plan enrollees. Although recent legislation limits the continuing viability of PFFS plans, particularly beginning in 2011, there can be no assurance that PFFS plans and regional Medicare PPOs in our service areas will not continue to adversely affect our Medicare Advantage plans' relative attractiveness to existing and potential Medicare members.

The limited annual enrollment process and additional marketing restrictions have limited our ability to market our products.

Medicare beneficiaries generally have a limited annual enrollment period during which they can choose to participate in a Medicare Advantage plan rather than receive benefits under the traditional fee-for-service Medicare program. After the annual enrollment period, most Medicare beneficiaries are not permitted to change their Medicare benefits. The annual enrollment process and subsequent "lock-in" provisions of MMA have restricted our growth as they have limited our ability to enter new service areas and market to or enroll new members in our established service areas outside of the annual enrollment periods. MIPPA further restricted where and how our marketing activities may be conducted. For example, the list of prohibited marketing activities was expanded by MIPPA to include providing meals, cash, gifts or monetary rebates, marketing in health care settings or at educational events, unsolicited methods of direct contact, and cross-selling. Currently proposed legislation further restricts the annual marketing and enrollment periods.

The competitive bidding process may adversely affect our profitability.

Payments for local and regional Medicare Advantage plans are based on a competitive bidding process that may decrease the amount of premiums paid to us or cause us to increase the benefits we offer without a corresponding increase in premiums. As a result of the competitive bidding process, in order to maintain our current level of profitability we may be, and in some limited cases have been, required to reduce benefits or charge our members an additional premium, either of which could make our health plans less attractive to members and adversely affect our membership.

We derive a significant portion of our Medicare revenue from our PDP operations, and legislative or regulatory actions, economic conditions, or other factors that adversely affect those operations could materially reduce our revenue and profits.

In 2009, approximately 20.6% of our revenue was attributable to Medicare Part D premiums (MA-PD and PDP), up from 14.7% in 2006, the first year of Part D's implementation. Failure to sustain our PDP operations' profitability could have an adverse effect on our financial condition and results of operations. Factors that could adversely affect our PDP operations include:

- Congress may make changes to the Medicare program, including changes to the Part D benefit. We cannot predict what these changes might include or what effect they might have on our revenue or medical expense or plans for growth.

- We are making actuarial assumptions about the utilization of prescription drug benefits in our MA-PD plans and our PDP and about member turnover and the timing of member enrollment into our PDP during the year. We cannot assure you that these assumptions will prove to be correct or that premiums will be sufficient to cover the benefits provided.

- Substantially all of our PDP membership is the result of CMS's auto-assignment of dual-eligible beneficiaries in regions where our Part D premium bids are below CMS benchmarks. In general, our premium bids are based on assumptions regarding total PDP enrollment and the timing during the year thereof, utilization, drug costs, and other factors. For 2010, our bid was below the benchmark in 24 of the 34 CMS regions. Our continued participation in the Part D program is conditional on our meeting certain contractual performance standards and otherwise complying with CMS regulations governing our operating compliance. If our future Part D premium bid is not below CMS's thresholds, or if CMS determines we have not met contractual or regulatory performance standards, we risk losing PDP members who were previously assigned to us and we may not have additional PDP members auto-assigned to us.

- Medicare beneficiaries who are dual-eligibles generally are able to disenroll and choose another PDP at any time, and certain Medicare beneficiaries also have a limited ability to disenroll from the plan they initially select and choose a different PDP. Medicare beneficiaries who are not dually eligible will be able to change PDPs during the annual open enrollment period. We may not be able to retain the auto-assigned members or those members who affirmatively choose our PDP, and we may not be able to attract new PDP members.

Financial accounting for the Medicare Part D benefits requires difficult estimates and assumptions.

MMA provides for "risk corridors" that are designed to limit to some extent the gains or losses MA-PDs or PDPs would incur if their costs were lower or higher than those in the plans' bids submitted to CMS. Currently, health plans bear all gains and losses of up to 5% of their expected costs and retain 50% of the gains or are reimbursed 50% of the loss between 5% and 10% and retain 20% of the gain or are reimbursed for 80% of the loss in excess of 10%.

The accounting and regulatory guidance regarding the proper method of accounting for Medicare Part D, particularly as it relates to the timing of revenue and expense recognition, taken together with the complexity of the Part D product and the estimates related thereto, may lead to variability in our reporting of quarter-to-quarter earnings and to uncertainty among investors and research analysts following the company as to the impacts of our Medicare Part D plans on our full year results.

Our Business Activities Are Highly Regulated and New and Proposed Government Regulation or Legislative Reforms Could Increase Our Cost of Doing Business, and Reduce Our Membership, Profitability, and Liquidity.

Our health plans are subject to substantial federal and state regulation. These laws and regulations, along with the terms of our contracts and licenses, regulate how we do business, what services we offer, and how we interact with our members, providers, and the public. Healthcare laws and regulations are subject to frequent change and varying interpretations. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or the issuance of new regulations could adversely affect our business by, among other things:

- imposing additional license, registration, or capital reserve requirements;
- increasing our administrative and other costs;
- reducing the premiums we receive from CMS;
- forcing us to undergo a corporate restructuring;
- increasing mandated benefits without corresponding premium increases;
- limiting our ability to engage in inter-company transactions with our affiliates and subsidiaries;
- forcing us to restructure our relationships with providers; and
- requiring us to implement additional or different programs and systems.

For example, in October 2009 CMS proposed regulations that would, among other things, require Medicare Advantage plans to use standardized marketing materials without modification, increase reporting obligations, and require hiring an independent auditor to conduct annual data validations. The proposed regulations would also allow CMS to find a Medicare Advantage plan noncompliant based on a determination that such plan is an "outlier" compared to other plans. It is possible that future legislation and regulation and the interpretation of existing and future laws and regulations could have a material adverse effect on our ability to operate under the Medicare program and to continue to serve our members and attract new members.

If We Are Required to Maintain Higher Statutory Capital Levels for Our Existing Operations or if We Are Subject to Additional Capital Reserve Requirements as We Pursue New Business Opportunities, Our Cash Flows and Liquidity May Be Adversely Affected.

Our health plans are operated through regulated insurance subsidiaries in various states. These subsidiaries are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, or net worth, as defined by each state. One or more of these states may raise the statutory capital level from time to time. Other states have adopted risk-based capital requirements based on guidelines adopted by the National Association of Insurance Commissioners, which tend to be, although are not necessarily, higher than existing statutory capital requirements. Currently, Texas is the only jurisdiction in which we have a regulated subsidiary that has adopted risk-based capital requirements. A Texas accident and health insurance subsidiary, to which we transferred substantially all of our PDP operations in 2009, is subject to risk-based capital requirements in certain other jurisdictions in which it does business. Regardless whether the other states in which we operate adopt risk-based capital requirements, the state departments of insurance can require our regulated insurance and HMO subsidiaries to maintain minimum levels of statutory capital in excess of amounts required under the applicable state laws if they determine that maintaining additional statutory capital is in the best interests of our members. Any other changes in these requirements could materially increase our statutory capital requirements. In addition, as we continue to expand our plan offerings in new states or pursue new business opportunities, we may be required to maintain additional statutory capital. For example, in connection with its order approving our acquisition of LMC Health Plans, the Florida Office of Insurance Regulation has required LMC Health Plans to maintain until September 2010 at least 115% of the statutory surplus otherwise required by Florida law. In any case, our available funds could be materially reduced, which could harm our ability to implement our business strategy.

If State Regulators Do Not Approve Payments, Including Dividends and Other Distributions, by Our Health Plans to Us, Our Business and Growth Strategy Could Be Materially Impaired or We Could Be Required to Incur Additional Indebtedness to Fund These Strategies.

Our health plan subsidiaries are subject to laws and regulations that limit the amount of dividends and distributions they can pay to us for purposes other than to pay income taxes related to the earnings of the health plans. These laws and regulations also limit the amount of management fees our health plan subsidiaries may pay to affiliates of our health plans, including our management subsidiaries, without prior approval of, or notification to, state regulators. The pre-approval and notice requirements vary from state to state with some states, such as Alabama and Texas, generally allowing, subject to advance notice requirements, dividends to be declared, provided the regulated insurance or HMO subsidiary meets or exceeds the applicable deposit, net worth, and risk-based capital requirements. The discretion of the state regulators, if any, in approving a dividend is not always clearly defined. Historically, we have not relied on dividends or other distributions from our health plans to fund a material amount of our operating cash or debt service requirements. If the regulators were to deny or significantly restrict our subsidiaries' requests to pay dividends to us or to pay management and other fees to the affiliates of our health plan subsidiaries, however, the funds available to us would be limited, which could impair our ability to implement our business and growth strategy or service our indebtedness. Alternatively, we could be required to incur additional indebtedness to fund these strategies.

Corporate Practice of Medicine and Fee-Splitting Laws May Govern Our Business Operations, and Violation of Such Laws Could Result in Penalties and Adversely Affect Our Arrangements With Contractors and Our Profitability.

In several states, we must comply with corporate practice of medicine laws that prohibit a business corporation from practicing medicine, employing physicians to practice medicine, or exercising control over medical treatment decisions by physicians. In these states, typically only medical professionals or a professional corporation in which the shares are held by licensed physicians or other medical professionals may provide medical care to patients. In general, health maintenance organizations are exempt from laws prohibiting the corporate practice of medicine in many states due to the integrated nature of the delivery system. Many states also have some form of fee-splitting law, prohibiting certain business arrangements that involve the splitting or sharing of medical professional fees earned by a physician or another medical professional for the delivery of healthcare services.

In general, we arrange for the provision of covered medical services in accordance with our benefit plans through a contracted health care delivery network. We also perform non-medical administrative and business services for physicians and physician groups. We do not represent that we provide medical services, and we do not exercise control over the practice of medical care by providers with whom we contract. We do, however, monitor medical services for clinical appropriateness to ensure they are provided in a high quality cost effective manner and reimbursed within the appropriate scope of licensure. In addition, we have developed close relationships with our network providers that include our review and monitoring of the coding of medical services provided by those providers. We also have compensation arrangements with providers that may be based on a percentage of certain provider fees and in certain cases our network providers have agreed to exclusivity arrangements. In each case, we believe we have structured these and other arrangements on a basis that complies with applicable state law, including the corporate practice of medicine and fee-splitting laws.

Despite structuring these arrangements in ways that we believe comply with applicable law, regulatory authorities may assert that we are engaged in the corporate practice of medicine or that our contractual arrangements with providers constitute unlawful fee-splitting. Moreover, we cannot predict whether changes will be made to existing laws or whether new ones will be enacted, which could cause us to be out of compliance with these requirements. If our arrangements are found to violate corporate practice of medicine or fee-splitting laws, our provider or independent physician association management contracts could be found legally invalid and unenforceable, which could adversely affect our operations and profitability, and we could be subject to civil or, in some cases, criminal, penalties.

We Are Required to Comply With Laws Governing the Transmission, Security, and Privacy of Health Information That Require Significant Compliance Costs, and Any Failure to Comply With These Laws Could Result in Material Criminal and Civil Penalties.

Regulations under HIPAA require us to comply with standards regarding the exchange of health information within our company and with third parties, including healthcare providers, business associates, and our members. These regulations include standards for common healthcare transactions, including claims information, plan eligibility, and payment information; unique identifiers for providers and employers; security; privacy; and enforcement. Recently, ARRA broadened the scope of the HIPAA privacy and security regulations. In addition, ARRA increased the penalties for violations of HIPAA. Pursuant to ARRA, DHHS has published an interim final rule requiring covered entities to report breaches of unsecured protected health information to affected individuals following discovery of the breach by a covered entity or its agents. Notification must also be made to DHHS and, in certain situations involving large breaches, to the media. Various state laws and regulations may also require us to notify affected individuals in the event of a data breach involving individually identifiable information. HIPAA also provides that, to the extent that state laws impose stricter privacy standards than HIPAA privacy regulations, such standards and laws are not preempted.

We conduct our operations in an attempt to comply with all applicable privacy and security requirements. Given the recent changes to HIPAA, the complexity of the HIPAA regulations, and the fact that the regulations are subject to changing and, at times, conflicting interpretation, our ongoing ability to comply with the HIPAA requirements cannot be guaranteed. Furthermore, a state's ability to promulgate stricter laws, and uncertainty regarding many aspects of such state requirements, make compliance more difficult. In addition, other government agencies may from time to time promulgate rules relating to privacy and security with which we may be required to comply. To the extent that we are unable to support unique identifiers and electronic healthcare claims and payment transactions that comply with the electronic data transmission standards established under HIPAA, we may be subject to penalties and operations may be adversely impacted. Additionally, the costs of complying with any changes to the HIPAA regulations may have a negative impact on our operations. Sanctions for failing to comply with the HIPAA health information provisions include criminal penalties and civil sanctions, including significant monetary penalties. In addition, our failure to comply with state health information laws that may be more restrictive than the regulations issued under HIPAA could result in additional penalties.

Risks Related to Our Business

If Our Medicare Contracts Are Not Renewed or Are Terminated, Our Business Would Be Substantially Impaired.

We provide services to our Medicare eligible members through our Medicare Advantage health plans and PDP pursuant to a limited number of contracts with CMS. These contracts generally have terms of one year and must be renewed each year. Each of our contracts with CMS is terminable for cause if we breach a material provision of the contract or violate relevant laws or regulations. If we are unable to renew, or to successfully rebid or compete for any of these contracts, or if any of these contracts are terminated, our business would be materially impaired.

Because Our Premiums, Which Generate Most of Our Revenue, Are Established Primarily by Bid and Cannot Be Modified During the CMS Plan Year, Our Profitability Will Likely Be Reduced or We Could Cease to Be Profitable if We Are Unable to Manage Our Medical Expenses Effectively.

Substantially all of our revenue is generated by premiums consisting of monthly payments per member that are established by CMS for our Medicare Advantage plans and PDP. If our medical expenses exceed our estimates, except in very limited circumstances or as a result of risk score adjustments for Medicare member health acuity, we will be unable to increase the premiums we receive under CMS's annual contracts during the then-current terms. Relatively small changes in our medical loss ratio, or MLR, will create significant changes in our financial results. Accordingly, the failure to adequately predict and control medical expenses and to make reasonable estimates and maintain adequate accruals for incurred but not reported, or IBNR, claims, may have a material adverse effect on our financial condition, results of operations, or cash flows.

Historically, our medical expenses as a percentage of premium revenue have fluctuated. Factors that may cause medical expenses to exceed our estimates include:

- an increase in the cost of healthcare services and supplies, including prescription drugs, whether as a result of inflation or otherwise;
- higher than expected utilization of healthcare services, particularly in-patient hospital services and out-patient professional settings, or unexpected utilization patterns and member turnover in our PDP operations;
- periodic renegotiation of hospital, physician, and other provider contracts;
- changes in the demographics of our members and medical trends affecting them;
- new mandated benefits or other changes in healthcare laws, regulations, and practices;
- new treatments and technologies;
- consolidation of physician, hospital, and other provider groups;
- contractual disputes with providers, hospitals, or other service providers; and
- the occurrence of catastrophes, major epidemics, or acts of terrorism.

Because of the relatively high average age of the Medicare population, medical expenses for our Medicare Advantage plans may be particularly difficult to control. We attempt to control these costs through a variety of techniques, including capitation and other risk-sharing payment methods, collaborative relationships with primary care physicians and other providers, advance approval for hospital services and referral requirements, case and disease management and quality assurance programs, preventive and wellness visits for members, information systems, and reinsurance. Despite our efforts and programs to manage our medical expenses, we may not be able to continue to manage these expenses effectively in the future. If our medical expenses increase, our profits could be reduced or we may not remain profitable.

Our Failure to Estimate IBNR Claims Accurately Would Affect Our Reported Financial Results.

Our medical care costs include estimates of our IBNR claims. We estimate our medical expense liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services, and other relevant factors. Actual conditions, however, could differ from those we assume in our estimation process. We continually review and update our estimation methods and the resulting accruals and make adjustments, if necessary, to medical expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. As a result of the uncertainties associated with the factors used in these assumptions, the actual amount of medical expense that we incur may be materially more or less than the amount of IBNR originally estimated. If our estimates of IBNR are inadequate in the future, our reported results of operations would be negatively impacted. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results.

A Disruption in Our Healthcare Provider Networks Could Have an Adverse Effect on Our Operations and Profitability.

Our operations and profitability are dependent, in large part, upon our ability to contract with healthcare providers and provider networks on favorable terms. In any particular service area, healthcare providers or provider networks could refuse to contract with us, demand higher payments, or take other actions that could result in higher healthcare costs, disruption of benefits to our members, or difficulty in meeting our regulatory or accreditation requirements. In some service areas, healthcare providers may have significant market positions. If healthcare providers refuse to contract with us, use their market position to negotiate favorable contracts, or place us at a competitive disadvantage, then our ability to market products or to be profitable in those service areas could be adversely affected. Our provider networks could also be disrupted by the financial insolvency of a large provider group. In addition, a prolonged economic downturn or recession could negatively impact the financial condition of our providers, which could adversely affect our medical costs. Any disruption in our provider network could result in a loss of membership and management fee revenue and in higher healthcare costs.

Our Texas operations comprised 27.1% of our Medicare Advantage members as of December 31, 2009 and 25.4% of our total revenue for the year ended December 31, 2009. A significant proportion of our providers in our Texas market are affiliated with RPO, a large group of independent physician associations. As of December 31, 2009, physicians associated with RPO served as the primary care physicians for approximately 63% of our members in our Texas market. Our agreements with RPO generally have terms expiring December 31, 2014, but may be terminated sooner by RPO for cause or in connection with a change in control of the company that results in the termination of senior management and otherwise raises a reasonable doubt as to our successor's ability to perform under the agreements. If our Texas HMO subsidiary's agreement with RPO were terminated, we would be required to sign direct contracts with the RPO physicians or additional physicians in order to avoid a material disruption in care for our Houston-area members. It could take significant time to negotiate and execute direct contracts, and we would be forced to reassign members to new primary care physicians if all of the current primary care physicians did not sign direct contracts. This could result in loss of membership. Accordingly, any significant disruption in, or termination of, our relationship with RPO could materially and adversely impact our results of operations. Moreover, RPO's ability to terminate its agreements with us in connection with certain changes in control of the company could have the effect of delaying or frustrating a potential acquisition or other change in control of the company.

As of December 31, 2009, our LMC Health Plans subsidiary comprised 16.9% of our Medicare Advantage membership and 18.2% of our total revenue for the year then ended. A substantial portion of the medical services provided to our LMC Health Plans' members is provided by LMC pursuant to a long-term medical services agreement. Any material breach or other material non-performance by LMC of its obligations to us under the medical services agreement could result in a significant disruption in the medical services provided to our Florida plan members, for which we would have no immediately acceptable alternative service provider, and would adversely affect our results of operations. In addition, the medical services agreement could be terminated by LMC for cause or in connection with certain changes in control of the Florida plan.

Competition in Our Industry May Limit Our Ability to Attract or Retain Members, Which Could Adversely Affect Our Results of Operations.

We operate in a highly competitive environment subject to significant changes as a result of business consolidations, evolving Medicare products (including PPOs and PFFS plans), new strategic alliances, and aggressive marketing practices by other managed care organizations that compete with us for members. Our principal competitors for contracts, members, and providers vary by local service area and have traditionally been comprised of national, regional, and local managed care organizations that serve Medicare recipients, including, among others, UnitedHealth Group, Humana, Inc., and Universal American Corporation. In addition, we have experienced significant competition from new competitors, including pharmacy benefit managers and prescription drug retailers and wholesalers, and our traditional managed care organization competitors whose PFFS plans and stand-alone PDPs have been attracting our Medicare Advantage and PDP members. Many managed care companies and other new Part D plan participants have greater financial and other resources, larger enrollments, broader ranges of products and benefits, broader geographical coverage, more established reputations in the national market and our markets, greater market share, larger contracting scale, and lower costs than us. Our failure to attract and retain members in our health plans as a result of such competition could adversely affect our results of operations.

Our Inability to Maintain Our Medicare Advantage and PDP Members or Increase Our Membership Could Adversely Affect Our Results of Operations.

A reduction in the number of members in our Medicare Advantage and PDP plans, or the failure to increase our membership, could adversely affect our results of operations. In addition to competition, factors that could contribute to the loss of, or failure to attract or retain, members include:

- negative accreditation results or loss of licenses or contracts to offer Medicare Advantage plans;
- negative publicity and news coverage relating to us or the managed healthcare industry generally;
- litigation or threats of litigation against us; and
- our inability to market to and re-enroll members who enroll with our competitors because of annual enrollment and lock-in provisions.

Delegated and Outsourced Service Providers May Make Mistakes and Subject Us to Financial Loss or Legal Liability.

We delegate or outsource certain of the functions associated with the provision of managed care and management services, including claims processing related to the provision of Medicare Part D prescription drug benefits. The service providers to whom we delegate or outsource these functions could inadvertently or incorrectly adjust, revise, omit, or transmit the data that we provide them in a manner that could create inaccuracies in our risk adjustment data, cause us to overstate or understate our revenue, cause us to authorize incorrect payment levels to providers and violate certain laws and regulations, such as HIPAA.

We May Be Unsuccessful in Implementing Our Growth Strategy If We Are Unable to Complete Acquisitions on Favorable Terms or Integrate the Businesses We Acquire into Our Existing Operations.

Opportunistic acquisitions of contract rights and other health plans are an important element of our growth strategy. We may be unable to identify and complete appropriate acquisitions in a timely manner and in accordance with our or our investors' expectations for future growth. Some of our competitors have greater financial resources than we have and may be willing to pay more for these businesses. In addition, we are generally required to obtain regulatory approval from one or more state agencies when making acquisitions, which may require a public hearing, regardless of whether we already operate a plan in the state in which the business to be acquired is located. We may be unable to comply with these regulatory requirements for an acquisition in a timely manner, or at all. Moreover, some sellers may insist on selling assets that we may not want or transferring their liabilities to us as part of the sale of their companies or assets. Even if we identify suitable acquisition targets, we may be unable to complete acquisitions or obtain the necessary financing for these acquisitions on terms favorable to us, or at all.

To the extent we complete acquisitions, we may be unable to realize the anticipated benefits from acquisitions because of operational factors or difficulties in integrating the acquisitions with our existing businesses. This may include the integration of:

- additional employees who are not familiar with our operations;
- new provider networks, which may operate on terms different from our existing networks;
- additional members, who may decide to transfer to other healthcare providers or health plans;
- disparate information technology, claims processing, and record-keeping systems; and
- accounting policies, including those that require a high degree of judgment or complex estimation processes, including estimates of IBNR claims, estimates of risk adjustment payments, accounting for goodwill, intangible assets, stock-based compensation, and income tax matters.

For all of the above reasons, we may not be able to successfully implement our acquisition strategy. Furthermore, in the event of an acquisition or investment, we may issue stock that would dilute existing stock ownership and incur additional debt that would restrict our cash flow, as we did in the acquisition of LMC Health Plans. We may also assume known and unknown liabilities, not (or only partially) covered by acquisition agreement indemnification provisions, incur large and immediate write-offs, incur unanticipated costs, divert management's attention from our existing business, experience risks associated with entering markets in which we have no or limited prior experience, or lose key employees from the acquired entities.

Our Substantial Debt Obligations Pursuant to Our Credit Agreement Could Restrict Our Operations.

In connection with the acquisition of LMC Health Plans on October 1, 2007, we entered into a credit agreement (the "2007 Credit Agreement") providing for a $300.0 million term facility and a $100.0 million revolving credit facility. Borrowings of $300.0 million under the term facility, together with our available cash on hand, were used to fund the acquisition and expenses related thereto. As of December 31, 2009, $237.0 million of debt was outstanding under the term loan facility of the 2007 Credit Agreement, and no amounts were outstanding under the revolver.

On February 11, 2010, the company entered into a new credit agreement (the "New Credit Agreement") providing for a five-year, $175.0 million term loan credit facility, and a four-year, $175.0 million revolving credit facility. Upon closing of the New Credit Agreement and repayment of amounts owing under the 2007 Credit Agreement, the company had approximately $200.0 million of indebtedness outstanding. Loans under the New Credit Agreement are secured by a first priority lien on substantially all assets of the company and its non-HMO subsidiaries, including a pledge by the company and its non-HMO subsidiaries of all of the equity interests in each of their domestic subsidiaries (including HMO subsidiaries).

The New Credit Agreement contains conditions precedent to extensions of credit and representations, warranties, and covenants, including financial covenants, customary for transactions of this type. Financial covenants include (i) a maximum leverage ratio comparing total indebtedness to consolidated adjusted EBITDA, (ii) minimum net worth requirements for each HMO subsidiary calculated by reference to applicable regulatory requirements, and (iii) maximum capital expenditures, in each case as more specifically provided in the New Credit Agreement.

This indebtedness could have adverse consequences on us, including:

- limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and industry;
- increasing our vulnerability to general economic and industry conditions; and
- requiring a substantial portion of cash flows from operating activities to be dedicated to debt repayment, reducing our ability to use such cash flow to fund our operations, expenditures, and future business or acquisition opportunities.

The New Credit Agreement contains customary events of default and, if we fail to comply with specified financial and operating ratios, we could be in breach of the New Credit Agreement. Any breach or default could allow our lenders to accelerate our indebtedness, charge a default interest rate, and terminate all commitments to extend additional credit.

Our ability to maintain specified financial and operating ratios and operate within the contractual limitations can be affected by a number of factors, many of which are beyond our control, and we cannot assure you that we will be able to satisfy them.

Adverse credit market conditions may have a material adverse affect on our liquidity or our ability to obtain credit on acceptable terms.

In some cases, the credit markets have exerted downward pressure on the availability of liquidity and credit capacity. Although we do not currently anticipate needing financing in excess of amounts available to us under the New Credit Agreement in the event we need access to additional capital to pay our operating expenses, make payments on our indebtedness, pay capital expenditures, or fund acquisitions, our ability to obtain such capital may be limited and the cost of any such capital may be significant. Our access to such additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to our industry, and our credit ratings and credit capacity, as well as the possibility that lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us.

The value of our investments is influenced by economic and market conditions, and a decrease in value could have an adverse effect on our results of operations, liquidity, and financial condition.

Our investment portfolio is comprised of investments, consisting primarily of highly-liquid government and corporate debt securities, that are classified as held-to-maturity and available-for-sale. Available-for-sale investments are carried at fair value, and the unrealized gains or losses are included in accumulated other comprehensive income as a separate component of stockholders' equity, unless the decline in value is deemed to be other-than-temporary and we intend to sell the securities or determine it is not more-likely-than-not we will be required to sell the securities prior to their recovery. For both available-for-sale investments and held-to-maturity investments, if a decline in value is deemed to be other-than-temporary and we intend to sell the securities or determine it is more-likely-than-not we will be required to sell the securities prior to their recovery, the security is deemed to be other-than-temporarily impaired and it is written down to fair value.

In accordance with applicable accounting standards, we review our investment securities to determine if declines in fair value below cost are other-than-temporary. This review is subjective and requires judgment. We conduct this review on a quarterly basis using both quantitative and qualitative factors to determine whether a decline in value is other-than-temporary. Such factors considered include, the length of time and the extent to which market value has been less than cost, financial condition and near term prospects of the issuer, changes in credit issuer ratings by ratings agencies, recommendations of investment advisors, and forecasts of economic, market, or industry trends. We also regularly evaluate our intent to sell, or requirement to sell individual securities prior to maturity or before the full cost can be recovered.

Negative Publicity Regarding the Managed Healthcare Industry Generally or Us in Particular Could Adversely Affect Our Results of Operations or Business.

Negative publicity regarding the managed healthcare industry generally or us in particular may result in increased regulation and legislative review of industry practices that further increase our costs of doing business and adversely affect our results of operations by:

- requiring us to change our products and services;
- increasing the regulatory burdens under which we operate;
- adversely affecting our ability to market our products or services; or
- adversely affecting our ability to attract and retain members.

We Are Dependent Upon Our Executive Officers and the Loss of Any One or More of These Officers and Their Managed Care Expertise Could Adversely Affect Our Business.

Our operations are highly dependent on the efforts of Herbert A. Fritch, our Chief Executive Officer, and certain other senior executives who have been instrumental in developing our business strategy and forging our business relationships. Although we believe we could replace any executive we lose, the loss of the leadership, knowledge, and experience of Mr. Fritch and our other executive officers could adversely affect our business. Moreover, replacing one or more of our executives may be difficult or may require an extended period of time. We do not currently maintain key man insurance on any of our executive officers.

Noncompliance with the Laws and Regulations Applicable to Us Could Expose Us to Liability, Reduce Our Revenue and Profitability, or Otherwise Adversely Affect Our Operations and Operating Results.

The federal and state agencies administering the laws and regulations applicable to us have broad discretion to enforce them. We are subject, on an ongoing basis, to various governmental reviews, audits, and investigations to verify our compliance with our contracts, licenses, and applicable laws and regulations. In addition, private citizens, acting as "whistleblowers," are entitled to initiate enforcement actions under the federal False Claims Act. An adverse review, audit, or investigation could result in any of the following:

- loss of our right to participate in the Medicare program;
- loss of one or more of our licenses to act as an HMO or accident and health insurance company or to otherwise provide a service;
- forfeiture or recoupment of amounts we have been paid pursuant to our contracts;
- imposition of significant civil or criminal penalties, fines, or other sanctions on us and our key employees;
- damage to our reputation in existing and potential markets;
- increased restrictions on marketing our products and services; and
- inability to obtain approval for future products and services, geographic expansions, or acquisitions.

From time to time, our health plans are subject to corrective action plans implemented by CMS to resolve identified compliance deficiencies. We take CMS compliance matters very seriously and work diligently to implement corrective action plans and resolve deficiencies effectively and timely. We cannot assure you that any CMS-imposed corrective action plans currently existing or in the future will be resolved satisfactorily or that any such corrective action plan will not have a materially adverse impact on the conduct of our business or the results of our operations.

The DHHS Office of the Inspector General, Office of Audit Services, or OIG, is conducting a national review of Medicare Advantage plans to determine whether they used payment increases consistent with the requirements of MMA. Under MMA, the bidding process requires that payment increases be used to cover increased medical costs, reduce beneficiary premiums or cost sharing, enhance benefits, put additional payment amounts in a benefit stabilization fund, or stabilize or enhance access. We cannot assure you that the findings of an audit or investigation of our business would not have an adverse effect on us or require substantial modifications to our operations.

Claims Relating to Medical Malpractice and Other Litigation Could Cause Us to Incur Significant Expenses.

From time to time, we are party to various litigation matters, some of which seek monetary damages. Managed care organizations may be sued directly for alleged negligence, including in connection with the credentialing of network providers or for alleged improper denials or delay of care. In addition, Congress and several states have considered or are considering legislation that would expressly permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. Of the states in which we currently operate, only Texas has enacted legislation relating to health plan liability for negligent treatment decisions and benefits coverage determinations. In addition, our providers involved in medical care decisions may be exposed to the risk of medical malpractice claims. Some of these providers may not have sufficient malpractice insurance. Although our network providers are independent contractors, claimants sometimes allege that a managed care organization should be held responsible for alleged provider malpractice, particularly where the provider does not have malpractice insurance, and some courts have permitted that theory of liability.

Similar to other managed care companies, we may also be subject to other claims of our members in the ordinary course of business, including claims of improper marketing practices by our independent and employee sales agents and claims arising out of decisions to deny or restrict reimbursement for services.

We cannot predict with certainty the eventual outcome of any pending litigation or potential future litigation, and we cannot assure you that we will not incur substantial expense in defending future lawsuits or indemnifying third parties with respect to the results of such litigation. The loss of even one of these claims, if it results in a significant damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage or other theories may significantly decrease our ability to settle these claims on reasonable terms.

We maintain errors and omissions insurance and other insurance coverage that we believe are adequate based on industry standards. Potential liabilities may not be covered by insurance, our insurers may dispute coverage or may be unable to meet their obligations, or the amount of our insurance coverage and related reserves may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost-effective basis, if at all. Moreover, even if claims brought against us are unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly and may distract our management's attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

The Inability or Failure to Properly Maintain Effective and Secure Management Information Systems, Successfully Update or Expand Processing Capability, or Develop New Capabilities to Meet Our Business Needs Could Result in Operational Disruptions and Other Adverse Consequences.

Our business depends significantly on effective and secure information systems. The information gathered and processed by our management information systems assists us in, among other things, marketing and sales tracking, underwriting, billing, claims processing, diagnosis capture and risk score submissions, medical management, medical care cost and utilization trending, financial and management accounting, reporting, and planning and analysis. These systems also support on-line customer service functions, provider and member administrative functions and support tracking and extensive analyses of medical expenses and outcome data. These information systems and applications require continual maintenance, upgrading, and enhancement to meet our operational needs and handle our expansion and growth. Any inability or failure to properly maintain management information systems or related disaster recovery programs, successfully update or expand processing capability or develop new capabilities to meet our business needs in a timely manner, could result in operational disruptions, loss of existing customers, difficulty in attracting new customers or in implementing our growth strategies, disputes with customers and providers, civil or criminal penalties, regulatory problems, increases in administrative expenses, loss of our ability to produce timely and accurate reports, and other adverse consequences. To the extent a failure in maintaining effective information systems occurs, we may need to contract for these services with third-party management companies, which may be on less favorable terms to us and significantly disrupt our operations and information flow.

Furthermore, our business requires the secure transmission of confidential information over public networks. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, requirements to notify individuals, regulators and the public affected by the breach, litigation, possible liability, and loss. Our security measures may be inadequate to prevent security breaches, and our business operations and profitability would be adversely affected by cancellation of contracts, loss of members, and potential criminal and civil sanctions if they are not prevented.

Anti-takeover Provisions in Our Organizational Documents and State Insurance Laws Could Make an Acquisition of Us More Difficult and May Prevent Attempts by Our Stockholders to Replace or Remove Our Current Management.

Provisions of our amended and restated certificate of incorporation and our second amended and restated bylaws may delay or prevent an acquisition of us or a change in our management or similar change in control transaction, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices or that stockholders may deem to be in their best interests. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions provide, among other things, that:

- special meetings of our stockholders may be called only by the chairman of the board of directors, by our chief executive officer, or by the board of directors pursuant to a resolution adopted by a majority of the directors;
- any stockholder wishing to properly bring a matter before a meeting of stockholders must comply with specified procedural and advance notice requirements;
- actions taken by the written consent of our stockholders require the consent of the holders of at least $66^2/_3$% of our outstanding shares;
- our board of directors is classified into three classes, with each class serving a staggered three-year term;
- the authorized number of directors may be changed only by resolution of the board of directors;
- our second amended and restated bylaws and certain sections of our amended and restated certificate of incorporation relating to anti-takeover provisions may generally only be amended with the consent of the holders of at least $66^2/_3$% of our outstanding shares;
- directors may be removed other than at an annual meeting only for cause;
- any vacancy on the board of directors, however the vacancy occurs, may only be filled by the directors; and
- our board of directors has the ability to issue preferred stock without stockholder approval.

Additionally, the insurance company laws and regulations of the jurisdictions in which we operate restrict the ability of any person to acquire control of an insurance company, including an HMO, without prior regulatory approval. Under certain of those statutes and regulations, without such approval or an exemption therefrom, no person may acquire any voting security of a domestic insurance company, including an HMO, or an insurance holding company that controls a domestic insurance company or HMO, if as a result of such transaction such person would own more than a specified percentage, such as 5% or 10%, of the total stock issued and outstanding of such insurance company or HMO, or, in some cases, more than a specified percentage of the issued and outstanding shares of an insurance holding company. HealthSpring is an insurance holding company for purposes of these statutes and regulations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease office space in a number of locations for our business operations. The following are our significant leased offices.

Location	Primary Use	Square footage	Expiration Date
Nashville, Tennessee	Tennessee Plan Headquarters	78,155	September 2011
Birmingham, Alabama	Alabama Plan Headquarters	71,923	April 2016
Nashville, Tennessee	Enterprise-wide Operations Center	54,000	May 2014
Houston, Texas	Texas Plan Headquarters	53,985	May 2018
Franklin, Tennessee	Corporate Headquarters	23,654	December 2014
Miami, Florida	Florida Plan Headquarters	15,925	February 2013

We believe our facilities are adequate for our present and currently anticipated needs.

Item 3. Legal Proceedings

We are not currently involved in any pending legal proceedings that we believe are material to our financial condition or results of operations. We are, however, involved from time to time in routine legal matters and other claims incidental to our business, including employment-related claims, claims relating to our health plans' contractual relationships with providers and members and claims relating to marketing practices of sales agents and agencies that are employed by, or independent contractors to, our health plans. The Company believes that the resolution of existing routine matters and other incidental claims will not have a material adverse effect on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Stock

Our common stock is listed on the New York Stock Exchange, or NYSE, under the trading symbol "HS."

The following table sets forth the quarterly ranges of the high and low sales prices of the common stock on the NYSE during the calendar periods indicated.

	2009	
	High	Low
First Quarter	$ 20.36	$ 4.27
Second Quarter	11.91	7.91
Third Quarter	14.80	10.12
Fourth Quarter	18.38	11.83

	2008	
	High	Low
First Quarter	$ 22.93	$ 13.39
Second Quarter	19.44	13.73
Third Quarter	22.63	15.35
Fourth Quarter	22.50	12.18

The last reported sale price of our common stock on the NYSE on February 8, 2010 was $17.18 and we had approximately 133 holders of record of our common stock on such date.

Dividends

We have not declared or paid any cash dividends on our common stock since our organization in March 2005. We currently intend to retain any future earnings to fund the operation, development, and expansion of our business, and therefore we do not anticipate paying cash dividends in the foreseeable future. Our New Credit Agreement restricts our ability to declare cash dividends on our common stock. Our ability to pay dividends is also dependent on the availability of cash dividends from our regulated HMO subsidiaries, which dividends are subject to limitations under the laws of the states in which we operate and the requirements of CMS relating to the operations of our Medicare health plans. Any future determination to declare and pay dividends will be at the discretion of our board of directors, subject to compliance with applicable law and the other limitations described above.

Issuer Purchases of Equity Securities

During the quarter ended December 31, 2009, the Company repurchased the following shares of its common stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
10/01/09 – 10/31/09...	—	—	—	—
11/01/09 – 11/30/09...	2,099	0.31	—	—
12/01/09 – 12/31/09...	—	—	—	—
Total	2,099	0.31	—	—

The number of shares purchased includes 2,084 shares repurchased from an employee at a price of $0.20 per share following his termination in accordance with the terms of a restricted stock purchase agreement and 15 shares withheld by the Company to satisfy the payment of tax obligations related to the vesting of shares of restricted stock.

Performance Graph

The following graph compares the change in the cumulative total return (including the reinvestment of dividends) on the Company's common stock for the period from February 3, 2006, the date our shares of common stock began trading on the NYSE, to the change in the cumulative total return on the stocks included in the Standard & Poor's 500 Stock Index and to a Company-selected Peer Group Index over the same period. The graph assumes an investment of $100 made in our common stock at a price of $21.98 per share, the closing sale price on February 3, 2006, our first day of trading following our IPO (at $19.50 per share), and an investment in each of the other indices on February 3, 2006. We did not pay any dividends during the period reflected in the graph.

The Peer Group Index consists of the following companies, which is a group of companies in the healthcare services industry of comparable market capitalization that we have used to assist in evaluating the competitiveness of our executive compensation plans and policies: AMERIGROUP Corporation, AmSurg Corp., Centene Corporation, Emergency Medical Services Corporation, Healthways, Inc., Lifepoint Hospitals, Inc., Magellan Health Services, Inc., MEDNAX, Inc. (formerly known as Pediatrix Medical Group, Inc.), Psychiatric Solutions, Inc., Universal American Corp., and WellCare Health Plans, Inc.

COMPARISON OF 47 MONTH CUMULATIVE TOTAL RETURN
Among HealthSpring, Inc. The S&P 500 Index
And A Peer Group


$160
$140
$120
$100
$80
$60
$40
$20
$0
2/06
3/06
6/06
9/06
12/06
3/07
6/07
9/07
12/07
3/08
6/08
9/08
12/08
3/09
6/09
9/09
12/09
HealthSpring, Inc
S&P 500
Peer Group

	2/06	3/06	6/06	9/06	12/06	3/07	6/07	9/07	12/07
HealthSpring, Inc	**100.00**	**84.67**	**85.30**	**87.58**	**92.58**	**107.14**	**86.72**	**88.72**	**86.67**
S&P 500	**100.00**	**101.52**	**100.06**	**105.73**	**112.81**	**113.53**	**120.66**	**123.11**	**119.01**
Peer Group	**100.00**	**106.63**	**107.03**	**108.57**	**121.01**	**128.82**	**128.77**	**137.90**	**125.30**

	3/08	6/08	9/08	12/08	3/09	6/09	9/09	12/09
HealthSpring, Inc	**64.06**	**76.80**	**96.27**	**90.86**	**38.08**	**49.41**	**55.73**	**80.12**
S&P 500	**107.77**	**104.83**	**96.05**	**74.98**	**66.72**	**77.35**	**89.42**	**94.82**
Peer Group	**100.67**	**91.96**	**97.29**	**74.50**	**63.21**	**76.22**	**82.93**	**95.37**

Item 6. Selected Financial Data

The following tables present selected historical financial data and other information for the company and its predecessor, NewQuest, LLC. We derived the selected historical statement of income, cash flow, and balance sheet data for each of the four years ended December 31, 2009 and as of and for the period from March 1, 2005 to December 31, 2005 from the audited consolidated financial statements of the company and for the period from January 1, 2005 to February 28, 2005 from the audited consolidated financial statements of NewQuest, LLC. We derived the selected balance sheet data as of February 28, 2005 from the unaudited consolidated financial statements of NewQuest, LLC.

The selected consolidated financial data and other information set forth below should be read in conjunction with the audited consolidated financial statements and notes included in this report and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

	HealthSpring, Inc. Year Ended December 31,				Combined Twelve Months Ended	HealthSpring Inc. Period from March 1, 2005 to	Predecessor Period from January 1, 2005 to
	2009	2008	2007 (1)	2006	December 31, 2005 (2)	December 31, 2005 (3)	February 28, 2005 (3)
	(dollars in thousands, except share and unit data)						
Statement of Income Data:							
Revenue:							
Premium:							
Medicare	$ 2,616,529	$ 2,135,548	$ 1,479,576	$ 1,149,844	$ 705,677	$ 610,913	$ 94,764
Commercial	2,976	5,144	46,648	120,504	126,872	106,168	20,704
Total premiums	2,619,505	2,140,692	1,526,224	1,270,348	832,549	717,081	115,468
Management and other fees	42,250	32,602	24,958	26,997	20,698	17,237	3,461
Investment income	4,290	15,026	23,943	11,920	3,798	3,337	461
Total revenue	2,666,045	2,188,320	1,575,125	1,309,265	857,045	737,655	119,390
Operating expenses:							
Medical expense:							
Medicare	2,126,760	1,702,745	1,187,331	900,358	553,084	478,553	74,531
Commercial	3,186	5,146	38,662	108,168	107,095	90,783	16,312
Total medical expense	2,129,946	1,707,891	1,225,993	1,008,526	660,179	569,336	90,843
Selling, general and administrative	279,822	246,294	186,154	156,940	111,854	97,187	14,667
Transaction expense	—	—	—	—	10,941	4,000	6,941
Depreciation and amortization	30,726	28,547	16,220	10,154	7,305	6,990	315
Impairment of intangible assets	—	—	4,537	—	—	—	—
Interest expense	15,614	19,124	7,466	8,695	14,511	14,469	42
Total operating expenses	2,456,108	2,001,856	1,440,370	1,184,315	804,790	691,982	112,808
Income before minority interest and income taxes	209,937	186,464	134,755	124,950	52,255	45,673	6,582
Minority interest	—	—	—	(303)	(3,227)	(1,979)	(1,248)
Income before income taxes	209,937	186,464	134,755	124,647	49,028	43,694	5,334
Income tax expense	(76,342)	(67,512)	(48,295)	(43,811)	(19,772)	(17,144)	(2,628)
Net income	133,595	118,952	86,460	80,836	29,256	26,550	2,706
Preferred dividends	—	—	—	(2,021)	(15,607)	(15,607)	—
Net income available to common stockholders and members	$ 133,595	$ 118,952	$ 86,460	$ 78,815	$ 13,649	$ 10,943	$ 2,706
Net income per share available to common stockholders:							
Basic	$ 2.43	$ 2.13	$ 1.51	$ 1.44	$ —	$ 0.34	$ —
Diluted	$ 2.41	$ 2.12	$ 1.51	$ 1.44	—	$ 0.34	—
Weighted average common shares outstanding:							
Basic	54,973,690	55,904,246	57,249,252	54,617,744	—	32,173,707	—
Diluted	55,426,929	56,005,102	57,348,196	54,720,373	—	32,215,288	—
Net income per unit:							
Basic	—	—	—	—	—	—	$ 0.55
Diluted	—	—	—	—	—	—	$ 0.55

	HealthSpring, Inc. Year Ended December 31,				Combined Twelve Months Ended	HealthSpring Inc. Period from March 1, 2005 to	Predecessor Period from January 1, 2005 to
	2009	2008	2007 (1)	2006	December 31, 2005 (2)	December 31, 2005 (3)	February 28, 2005 (3)
	(dollars in thousands, except share and unit data)						
Weighted average units outstanding:							
Basic	—	—	—	—	—	—	4,884,176
Diluted	—	—	—	—	—	—	4,884,176
Cash Flow Data:							
Capital expenditures	$ 15,828	$ 11,657	$ 15,886	$ 7,063	$ 2,802	$ 2,653	$ 149
Cash provided by (used in):							
Operating activities	169,959	161,985	72,752	167,621	72,103	57,139	14,964
Investing activities	(17,951)	(7,035)	(389,195)	(336)	(276,346)	(270,877)	(5,469)
Financing activities	5,175	(196,800)	302,090	61,073	322,935	323,823	(888)
Cash and cash equivalents	439,423	282,240	324,090	338,443	110,085	110,085	76,441
Total assets	1,508,267	1,344,777	1,351,073	842,645	591,838	591,838	157,350
Total long-term debt, including current maturities	236,973	268,013	296,250	—	188,526	188,526	5,358
Stockholders'/ members' equity	929,456	750,878	671,355	575,282	260,544	260,544	58,131
Operating Statistics:							
Medical loss ratio — Medicare Advantage (4)	81.0%	78.3%	79.7%	78.8%	78.4%	78.3%	78.7%
Medical loss ratio — PDP (4)	83.3%	89.6%	86.3%	73.4%	—	—	—
Selling, general and administrative expense ratio(5)	10.5%	11.3%	11.8%	12.0%	13.1%	13.2%	12.3%
Members — Medicare Advantage (6)	189,241	162,082	153,197	115,132	101,281	101,281	69,236
Members — Commercial (6)	722	895	11,801	31,970	41,769	41,769	40,523
Members — PDP (6)	313,045	282,429	139,212	88,753	—	—	—

(1) The financial and statistical information for the year ended December 31, 2007 includes the results of the Leon Medical Centers Health Plans, Inc. from October 1, 2007, the date acquired by the company and the effect of the company's recording final retroactive rate settlement premiums and related risk sharing medical expenses for both the 2006 and 2007 plan years.

(2) The combined financial information for the twelve months ended December 31, 2005 includes the results of operations of NewQuest, LLC, for the period from January 1, 2005 through February 28, 2005 and the results of operations of the company for the period from March 1, 2005 through December 31, 2005. The combined financial information is for illustrative purposes only, reflects the combination of the two-month period and the ten month period to provide a comparison with the twelve month periods, and is not presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

(3) On November 10, 2004, NewQuest, LLC and its members entered into a purchase and exchange agreement with the company as part of a recapitalization. Pursuant to this agreement and a related stock purchase agreement, on March 1, 2005, the GTCR Funds and certain other persons contributed $139.7 million of cash to the company and the members of NewQuest, LLC contributed a portion of their membership units in exchange for preferred and common stock of the company. Additionally, we entered into a $165.0 million term loan, with an additional $15.0 million available pursuant to a revolving loan facility, and issued $35.0 million of subordinated notes. We used the cash contribution and borrowings to acquire the members' remaining membership units in NewQuest, LLC for approximately $295.4 million in cash. The aggregate transaction value for the recapitalization was $438.6 million, which included $5.3 million of capitalized acquisition related costs. Additionally, the company incurred $6.3 million of deferred financing costs. In addition, NewQuest, LLC incurred $6.9 million of transaction costs which were expensed during the two-month period ended February 28, 2005 and the company incurred $4.0 million of transaction costs that were expensed during the ten-month period ended December 31, 2005. The transactions resulted in the company recording $315.0 million in goodwill and $91.2 million in identifiable intangible assets.

(4) The medical loss ratio represents medical expense incurred for plan participants as a percentage of premium revenue for plan participants.

(5) The selling, general and administrative expense ratio represents selling, general and administrative expenses as a percentage of total revenue.

(6) As of the end of each period presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements, the notes to our audited consolidated financial statements, and the other financial information appearing elsewhere in this report. We intend for this discussion to provide you with information that will assist you in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes as well as certain material trends or uncertainties we have observed. It includes the following sections:

- *Overview;*
- *Results of Operations;*
- *Segment Information;*
- *Liquidity and Capital Resources;*
- *Off-Balance Sheet Arrangements;*
- *Commitments and Contingencies;*
- *Critical Accounting Policies and Estimates; and*
- *Recent Accounting Pronouncements.*

This discussion contains forward-looking statements based on our current expectations that by their nature involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements. Moreover, past financial and operating performance are not necessarily reliable indicators of future performance and you are cautioned in using our historical results to anticipate future results or to predict future trends. In evaluating any forward-looking statement, you should specifically consider the information set forth under the caption "Special Note Regarding Forward-Looking Statements" and in "Item 1A. Risk Factors," as well as other cautionary statements contained elsewhere in this report, including the matters discussed in "Critical Accounting Policies and Estimates" below.

Overview

HealthSpring, Inc. (the "company" or "HealthSpring") is a managed care organization whose primary focus is Medicare, the federal government-sponsored health insurance program for U.S. citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. As of December 31, 2009, we operated Medicare Advantage plans in Alabama, Florida, Illinois, Mississippi, Tennessee, and Texas. As of January 1, 2010, we also commenced operations of Medicare Advantage plans in three counties in Northern Georgia. We also offer a national stand-alone Medicare prescription drug plan. We refer to our Medicare Advantage plans, including plans providing prescription drug benefits, or MA-PD, as "Medicare Advantage" plans and our stand-alone prescription drug plan as our "PDP." For purposes of additional analysis, the company provides membership and certain financial information, including premium revenue and medical expense, for our Medicare Advantage (including MA-PD) and PDP plans. We report our business in four segments: Medicare Advantage; PDP; Commercial; and Corporate. The following discussion of our results of operations includes a discussion of revenue and certain expenses by reportable segment. See "—Segment Information" below for additional information related thereto.

The Centers for Medicare and Medicaid Services ("CMS") is the federal agency responsible for overseeing the Medicare program. The company's Tennessee Medicare Advantage plan is currently undergoing an audit by CMS relating to compliance with CMS's risk score coding requirements. The company is in the process of responding to CMS's information request, including retrieving and providing medical records that support diagnosis codes and risk scores relating to 2006 dates of service and 2007 plan premiums. The company is currently unable to predict the outcome of CMS's audit, calculate a payment error rate, or predict the amount of premiums, if any, that may be subject to repayment by the Tennessee plan to CMS. No assurance can be provided at this time as to the outcome of the current CMS audit or whether other company plans will be selected or targeted for such audits.

2009 Highlights

- Net income increased $14.6 million, or 12.3%, in 2009 to $133.6 million compared to 2008.
- Our diluted earnings per share, or EPS, was $2.41 for 2009 compared with $2.12 for 2008.
- Medicare Advantage membership at 2009 year-end increased 16.8% over the prior year. PDP membership at 2009 year-end increased 10.8% over the prior year.
- Medicare (including Medicare Advantage and PDP) premium revenue for 2009 was approximately $2.6 billion; an increase of 22.5% over 2008 results.
- Medicare Advantage (including MA-PD) premiums were $2.3 billion for 2009, reflecting an increase of 22.5% over the prior year. Stand-alone PDP premiums increased $59.9 million, or 22.6%, to $325.4 million in 2009.
- Total cash flow from operations was $170.0 million, or 1.3 times net income for 2009, compared with $162.0 million, or 1.4 times net income for 2008.
- Total cash and cash equivalents at December 31, 2009 was $439.4 million, including cash of $106.4 million held at unregulated entities.

Revenue

General. Our revenue consists primarily of (i) premium revenue we generate from our Medicare line of business, (ii) fee revenue we receive for management and administrative services provided to independent physician associations, health plans, and self-insured employers, and (iii) investment income.

Premium Revenue. Our Medicare contracts entitle us to premium payments from CMS on behalf of each Medicare beneficiary enrolled in our plans, generally on a per member per month, or PMPM, basis. For our Medicare plans, we recognize premium revenue during the month in which the company is obligated to provide services to an enrolled member. Premiums we receive in advance of that date are recorded as deferred revenue.

Premiums for our Medicare and commercial products are generally fixed by contract in advance of the period during which health care is covered. Each of our Medicare plans submits rate proposals to CMS, generally by county or service area, in June for each Medicare product that will be offered beginning January 1 of the subsequent year. Retroactive rate adjustments are made periodically with respect to each of our Medicare plans based on the aggregate health status and risk scores of our plan populations. For a further explanation of the company's accounting for retroactive risk payments, see "—Results of Operations —Risk Adjustment Payments" below.

As with our traditional Medicare Advantage plans, we provide written bids to CMS for our Part D plans, which include the estimated costs of providing prescription drug benefits over the plan year. Premium payments from CMS are based on these estimated costs. The amount of CMS payments relating to the Part D standard coverage for our MA-PD plans and PDP is subject to adjustment, positive or negative, based upon the application of risk corridors that compare our prescription drug costs in our bids to CMS to our actual prescription drug costs. Variances exceeding certain thresholds may result in CMS making additional payments to us or our refunding to CMS a portion of the premium payments we previously received. We estimate and recognize adjustments to premium revenue related to estimated risk corridor payments as of each quarter end based upon our actual prescription drug costs for each reporting period as if the annual contract were to end at the end of each reporting period. We account for estimated risk corridor settlements with CMS on our consolidated balance sheet and as an operating activity in our consolidated statement of cash flows. Actual risk corridor payments upon final settlement with CMS could differ materially, favorably or unfavorably, from our estimates.

Because of the Part D product benefit design, the company incurs prescription drug costs unevenly throughout the year, resulting in fluctuations in quarterly MA-PD and PDP earnings. As a result of product features such as co-payments and deductibles, the coverage gap, risk corridors, and reinsurance, we generally expect to incur a disproportionate amount of prescription drug costs in the first half of the year. As a result, our Part D-related earnings are generally expected to increase in the second half of the year as compared to the first half of the year.

Certain Part D-related payments we receive from CMS, primarily relating to low income and reinsurance subsidies for qualifying members of our plans, represent payments for claims that we administer on behalf of CMS and for which we assume no risk. We account for these payments as funds held for (or due for) the benefit of members on our consolidated balance sheet and as a financing activity in our consolidated statement of cash flows. We do not recognize premium revenue or claims expense for these payments as these amounts represent pass-through payments from CMS to fund deductibles, co-payments, and other member benefits.

Fee Revenue. Fee revenue primarily includes amounts paid to us for management services provided to independent physician associations and health plans. Our management subsidiaries typically generate fee revenue on one of two bases: (1) as a percentage of revenue collected by the relevant health plan; or (2) as a fixed PMPM payment or percentage of revenue for members serviced by the relevant independent physician association, or IPA. Fee revenue is recognized in the month in which services are provided. In addition, pursuant to certain of our management agreements with IPAs, we receive fees based on a share of the profits of the IPAs. To the extent these fees relate to members of our HMO subsidiaries, the fees are recognized as a credit to medical expense. Management fees calculated based on profits are recognized, as fee revenue or as a credit to medical expenses, if applicable, when we can readily determine that such fees have been earned, which determination is typically made on a monthly basis.

Investment Income. Investment income consists primarily of interest income and gross realized gains and losses from sales of "available-for-sale" investments and discount amortization and interest on "held-to-maturity" securities.

Medical Expense

Our largest expense is the cost of medical services we arrange for our members, or medical expense. Medical expense for our Medicare plans primarily consists of payments to physicians, hospitals, pharmacies, and other health care providers for services and products provided to our Medicare members. We generally pay our providers on one of three bases: (1) risk-sharing arrangements, whereby we advance a capitated PMPM amount and share the risk of the medical costs of our members with the provider based on actual experience as measured against pre-determined sharing ratios; (2) capitated arrangements, generally on a fixed PMPM payment basis, whereby the provider generally assumes some or all of the medical expense risk; and (3) fee-for-service contracts based on negotiated fee schedules. Pharmacy costs are recognized as incurred and represent payments for members' prescription drug benefits, net of rebates from drug manufacturers, if any. Rebates are recognized when earned, according to the contractual arrangements with the respective manufacturers.

One of our primary tools for managing our business and measuring our profitability is our medical loss ratio, or MLR, the ratio of our medical expenses to the premiums we receive. Small changes in the ratio of our medical expenses relative to the premium we receive can result in significant changes in our financial results. Changes in the MLR from period to period result from, among other things, changes in Medicare funding, changes in benefits offered by our plans, our ability to manage medical expense, changes in accounting estimates related to incurred but not reported claims, or IBNR, and our Part-D-related earnings relative to CMS' risk corridors. We use MLRs both to monitor our management of medical expenses and to make various business decisions, including what plans or benefits to offer, what geographic areas to enter or exit, and our selection of healthcare providers. We analyze and evaluate our Medicare Advantage and PDP MLRs separately.

Acquisition of Leon Medical Centers Health Plans

On October 1, 2007, we completed the acquisition of all of the outstanding capital stock of Leon Medical Centers Health Plans, Inc. ("LMC Health Plans") pursuant to the terms of a Stock Purchase Agreement, dated as of August 9, 2007 (the "Stock Purchase Agreement"). The results of LMC Health Plans are included in our results from the date of acquisition. LMC Health Plans is a Miami, Florida-based Medicare Advantage HMO with approximately 32,050 members at December 31, 2009 (up from approximately 25,800 members at the date of acquisition). Pursuant to the Stock Purchase Agreement, we acquired LMC Health Plans for $355.0 million in cash and contingent consideration of 2,666,667 shares of HealthSpring common stock, which share consideration was released in November 2009 to the former stockholders of LMC Health Plans as a result of Leon Medical Centers, Inc. ("LMC") completing the construction of two additional medical centers in accordance with the timetable set forth in the purchase agreement. The released shares are included in the computation of basic and diluted earnings per share for the fourth quarter of 2009 and as issued and outstanding on our consolidated balance sheet at December 31, 2009. We also recorded an additional purchase price of $34.7 million in the fourth quarter associated with the release of such shares, which was recorded as goodwill.

As part of the transaction, we entered into an exclusive long-term provider contract (the "Leon Medical Services Agreement") with LMC. LMC operates seven Medicare-only medical clinics located in Miami-Dade County and has over a 13-year history of providing medical care and customer service to the Hispanic Medicare-eligible community of South Florida. The Leon Medical Services Agreement is for an initial term of approximately 10 years with an additional five-year renewal term at our option.

Results of Operations

Percentage Comparisons

The following table sets forth the consolidated statements of income data expressed in dollars (in thousands) and as a percentage of revenues for each period indicated.

	Year Ended December 31,					
	2009		2008		2007	
Revenue:						
Premium:						
Medicare	$ 2,616,529	98.1%	$ 2,135,548	97.6%	$ 1,479,576	93.9%
Commercial	2,976	0.1	5,144	0.2	46,648	3.0
Total premium	2,619,505	98.2	2,140,692	97.8	1,526,224	96.9
Management and other fees	42,250	1.6	32,602	1.5	24,958	1.6
Investment income	4,290	0.2	15,026	0.7	23,943	1.5
Total revenue	2,666,045	100.0	2,188,320	100.0	1,575,125	100.0
Operating expenses:						
Medical expense:						
Medicare	2,126,760	79.8	1,702,745	77.8	1,187,331	75.4
Commercial	3,186	0.1	5,146	0.2	38,662	2.4
Total medical expense	2,129,946	79.9	1,707,891	78.0	1,225,993	77.8
Selling, general and administrative	279,822	10.5	246,294	11.3	186,154	11.8
Depreciation and amortization	30,726	1.1	28,547	1.3	16,220	1.0
Impairment of intangible assets	—	—	—	—	4,537	0.3
Interest expense	15,614	0.6	19,124	0.9	7,466	0.5
Total operating expenses	2,456,108	92.1	2,001,856	91.5	1,440,370	91.4
Income before income taxes	209,937	7.9	186,464	8.5	134,755	8.6
Income tax expense	(76,342)	(2.9)	(67,512)	(3.1)	(48,295)	(3.1)
Net income	$ 133,595	5.0%	$ 118,952	5.4%	$ 86,460	5.5%

Membership

Our primary source of revenue is monthly premium payments we receive based on membership enrolled in our managed care plans. The following table summarizes our Medicare Advantage (including MA-PD), stand-alone PDP, and commercial plan membership, by state, as of the dates indicated.

	December 31,		
	2009	2008	2007
Medicare Advantage Membership			
Alabama	31,330	29,022	30,600
Florida	32,606	27,568	25,946
Illinois	11,261	9,245	8,639
Mississippi	4,591	2,425	841
Tennessee	58,252	49,933	50,510
Texas	51,201	43,889	36,661
Total	189,241	162,082	153,197
Medicare Stand-Alone PDP Membership	313,045	282,429	139,212
Commercial Membership			
Alabama	722	895	755
Tennessee	—	—	11,046
Total	722	895	11,801

Medicare Advantage. Our Medicare Advantage membership increased in each of our markets for 2009 and in the aggregate by 16.8% to 189,241 members at December 31, 2009 from 162,082 members at December 31, 2008. The increase in 2009 was primarily the result of organic growth in our markets through increased penetration in existing service areas and to a lesser extent our expansion into additional service areas in the states where we operate. Our Alabama and Tennessee membership decreased slightly as of December 31, 2008 compared to membership at December 31, 2007 as a result of the company exiting certain counties and discontinuing and changing certain products. Effective as of January 1, 2010, we also began operating Medicare Advantage plans in three counties in Northern Georgia. Medicare Advantage (including MA-PD) membership as of January 1, 2010 was approximately 193,320, reflecting increases in each of our markets except Texas whose membership decreased approximately 2,600 members.

PDP. PDP membership increased by 10.8% to 313,045 members at December 31, 2009 from 282,429 at December 31, 2008, primarily as a result of the auto-assignment of members in the California and New York regions at the beginning of the year. We do not actively market our PDP and primarily rely on CMS auto-assignments of dual-eligible beneficiaries for membership. Once again, we retained auto-assigned dual-eligible PDP membership in 24 of the 34 CMS PDP regions for 2010 although the regions changed. PDP membership as of January 1, 2010 was approximately 387,033.

Commercial. We had 722 commercial members at December 31, 2009. Our commercial HMO membership declined from 11,801 members at December 31, 2007 to 895 members at December 31, 2008, primarily as a result of the non-renewal of coverage by employer groups in Tennessee, which was expected.

Risk Adjustment Payments

The company's Medicare premium revenue is subject to adjustment based on the health risk of its members. We refer to this process for adjusting premiums as the CMS risk adjustment payment methodology. Under the risk adjustment payment methodology, managed care plans must capture, collect, and report diagnosis code information to CMS. After reviewing the respective submissions, CMS establishes the payments to Medicare plans generally at the beginning of the calendar year and then adjusts premiums on two separate occasions on a retroactive basis.

The first retroactive risk premium adjustment for a given year generally occurs during the third quarter of such year. This initial settlement (the "Initial CMS Settlement") represents the updating of risk scores for the current year based on updated diagnoses from the prior year. CMS then issues a final retroactive risk premium adjustment settlement for that year in the following calendar year (the "Final CMS Settlement"). The impact of the company updating its estimated Final CMS Settlement amounts (in the following calendar year) as a result of additional diagnoses code information and ultimately upon receiving notification of Final CMS Settlement amounts were as follows:

	Resulting Increase to			
Year Ended December 31,	Premium Revenue	Medical Expense	Net Income	Earnings per Diluted Share
2009	$6.5 million	$3.2 million	$2.1 million	$ 0.04
2008	$29.3 million	$8.2 million	$13.4 million	$ 0.24
2007	$14.8 million	$3.5 million	$7.3 million	$ 0.13

Final CMS settlement amounts for any given plan year should not be considered indicative of amounts to be received for any future plan year.

The following schedule includes premiums, medical costs, and medical loss ratio statistics as adjusted to reflect changes in estimates (both for premium revenue and related risk-sharing costs) resulting from Final CMS Settlements in the fiscal year which corresponds with the CMS plan year for which the amounts pertain (for example, adjustments to reflect in 2008, premium amounts of $6.5 million and the related risk-sharing costs, which were recorded in 2009, but pertain to the 2008 CMS plan year).

The following schedule is included herein to assist in understanding our operating results for the respective periods. Medicare Advantage premiums and medical costs include amounts for both MA-only and MA-PD.

	Year Ended December 31,		
Unaudited, $ in Millions	2009	2008	2007
Medicare Advantage Premiums — as reported	$ 2,291.1	$ 1,870.1	$ 1,363.6
Pro-forma adjustments:			
2008 CMS Final Risk Adjustment Payment	(6.5)	6.5	—
2007 CMS Final Risk Adjustment Payment	—	(29.3)	29.3
2006 CMS Final Risk Adjustment Payment	—	—	(14.8)
Medical Advantage Premiums — as adjusted	$ 2,284.6	$ 1,847.3	$ 1,378.1
Medicare Advantage Medical Cost — as reported	$ 1,855.9	$ 1,464.9	$ 1,087.2
Pro-forma adjustments:			
2008 CMS Final Risk Adjustment Payment	(3.2)	3.2	—
2007 CMS Final Risk Adjustment Payment	—	(8.2)	8.2
2006 CMS Final Risk Adjustment Payment	—	—	(3.5)
Medical Advantage Medical Costs — as adjusted	$ 1,852.7	$ 1,459.9	$ 1,091.9
Medical Loss Ratios (MLRs):			
As reported	81.0%	78.3%	79.7%
As adjusted	81.1%*	79.0%	79.2%

* Subject to adjustment based on changes in estimated risk adjustment payments related to final settlements in 2010.

Because we did not estimate and accrue for the risk adjustment payments in the manner assumed in the pro-forma table, this pro-forma presentation is not in accordance with U.S. generally accepted accounting principles (GAAP). We believe that these non-GAAP measures are useful to investors and management in analyzing financial trends regarding our operating and financial performance. These non-GAAP measures should be considered in addition to, but not as a substitute for, the corresponding GAAP as reported items shown in the table above.

Reconciliation of 2008 Part D Activity with CMS

In October 2009, the Company received notification from CMS that the Company's obligation to CMS for all Part D activity for the 2008 plan year totaled $36.6 million. The Company settled such amounts from 2008 with CMS in the fourth quarter of 2009. There was no material impact on the Company's financial condition and results of operations as a result of adjusting our estimates to final settlement amounts.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

Revenue

Total revenue was $2,666.0 million for the year ended December 31, 2009 as compared with $2,188.3 million in 2008, representing an increase of $477.7 million, or 21.8%. The components of revenue were as follows:

Premium Revenue: Total premium revenue for the year ended December 31, 2009 was $2,619.5 million as compared with $2,140.7 million in 2008, representing an increase of $478.8 million, or 22.4%. The components of premium revenue and the primary reasons for changes were as follows:

Medicare Advantage: Medicare Advantage (including MA-PD) premiums were $2,291.1 million for the year ended December 31, 2009 as compared to $1,870.1 million in 2008, representing an increase of $421.0 million, or 22.5%. The increase in Medicare Advantage premiums in 2009 is primarily attributable to increases in membership and in PMPM premium rates in substantially all of our plans. PMPM premiums for the current year averaged $1,050.48, which reflects an increase of 4.9% as compared to 2008, as adjusted to exclude retroactive risk adjustments associated with prior years. The PMPM premium increase in the current year is the result of rate increases in CMS-calculated base rates as well as rate increases related to risk scores. Member months increased 16.9% for 2009 as compared to 2008.

PDP: PDP premiums (after risk corridor adjustments) were $325.4 million in the year ended December 31, 2009 compared to $265.5 million in 2008, an increase of $59.9 million, or 22.6%. The increase in premiums for the current year is primarily the result of increases in membership and PDP PMPM premium rates. Our average PMPM premiums (after risk corridor adjustments) increased 10.2% to $91.41 in the current year from $82.92 during 2008.

Fee Revenue. Fee revenue was $42.3 million in the current year compared to $32.6 million for 2008, an increase of $9.7 million. The increase in the current year is attributable to increased management fees as a result of higher membership in managed IPAs as compared to 2008.

Investment Income. Investment income was $4.3 million for 2009 as compared to $15.0 million in 2008, reflecting a decrease of $10.7 million, or 71.5%. The decrease is primarily attributable to a decrease in the average yield on invested and cash balances. We have implemented a new investment strategy in 2010 and expect to reallocate a substantial portion of our cash in money market funds to high-quality fixed income assets. We expect this change to increase the average yield on our invested cash and securities relative to that which we would earn if we continued to rely primarily on money market funds.

Medical Expense

Medicare Advantage. Medicare Advantage (including MA-PD) medical expense for the year ended December 31, 2009 increased $391.0 million, or 26.7%, to $1,855.9 million from $1,464.9 million for 2008, which is primarily attributable to membership increases in 2009 as compared to 2008 and increases in PMPM medical expense. For the year ended December 31, 2009, the Medicare Advantage MLR was 81.1% as compared to 79.0% for 2008, as adjusted to exclude favorable final CMS settlement adjustments associated with prior years (see "—Risk Adjustment Payments" above). The increase in the MLR for the current year was primarily attributable to increases in inpatient procedure costs in our Tennessee health plan and increases in outpatient expenses in our Alabama, Tennessee, and Texas health plans. The MLR increase in 2009 was partially offset by improvements in our Florida plan's MLR attributable primarily to hospital recontracting efforts.

Our Medicare Advantage medical expense calculated on a PMPM basis was $849.42 for the year ended December 31, 2009, compared with $782.13 for 2008, as adjusted to exclude final CMS retroactive risk adjustments associated with prior years.

PDP. PDP medical expense for the year ended December 31, 2009 increased $33.1 million to $270.9 million, from $237.8 million in 2008. PDP MLR for 2009 was 83.3%, compared to 89.6% in 2008. The decrease in PDP MLR for the current year was primarily attributable to higher PDP PMPM revenue and higher utilization of generic prescription drugs. PDP medical expense on a PMPM basis increased 2.4% in 2009 as compared to 2008.

Selling, General, and Administrative Expense

Selling, general and administrative expense (SG&A) for the year ended December 31, 2009 was $279.8 million as compared with $246.3 million for the prior year, an increase of $33.5 million, or 13.6%. As a percentage of revenue, SG&A expense decreased approximately 80 basis points for year ended December 31, 2009 compared to the prior year, primarily as a result of improved operating leverage. The $33.5 million increase in 2009 as compared to the prior year is primarily the result of personnel cost increases primarily related to growth in personnel, including as a result of bringing in-house disease management, behavioral health, and other activities previously performed by outside providers (which were recorded as medical expense), and increasing the number of employed nurses that support our various clinical initiatives. Increases in other administrative costs in 2009 include increased advertising expenses and contract termination expenses.

Depreciation and Amortization Expense

Depreciation and amortization expense was $30.7 million in the year ended December 31, 2009 as compared with $28.5 million in 2008, representing an increase of $2.2 million, or 7.6%. The increase in the current year was the result of incremental amortization expense associated with the acquisition in October 2008 of a Medicare Advantage contract from Valley Baptist Health Plans ("Valley Plans") operating in the Rio Grande Valley and incremental depreciation on property and equipment additions.

Interest Expense

Interest expense was $15.6 million for the year ended December 31, 2009, compared with $19.1 million in 2008. The decrease in the current year was the result of lower effective interest rates and lower average principal balances outstanding. The weighted average interest rate incurred on our borrowings during the year ended December 31, 2009 and 2008 was 6.0% and 6.6%, respectively (4.8% and 5.6%, respectively, exclusive of amortization of deferred financing costs).

Income Tax Expense

For the year ended December 31, 2009, income tax expense was $76.3 million, reflecting an effective tax rate of 36.4%, as compared with $67.5 million, reflecting an effective tax rate of 36.2%, for 2008. The higher rate in 2009 was the result of a number of factors we expect to continue into 2010, including greater concentration of the company's profitability in entities taxed at a higher state tax rate.

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

Revenue

Total revenue was $2,188.3 million for the year ended December 31, 2008 as compared with $1,575.1 million in 2007, representing an increase of $613.2 million, or 38.9%. The components of revenue were as follows:

Premium Revenue. Total premium revenue for 2008 was $2,140.7 million as compared with $1,526.2 million in 2007, representing an increase of $614.5 million, or 40.3%. The components of premium revenue and the primary reasons for changes were as follows:

Medicare Advantage: As reported, Medicare Advantage premiums were $1,870.1 million for 2008 as compared to $1,363.6 million for 2007, representing an increase of $506.5 million or 37.1%. On an as-adjusted basis (see "— Risk Adjustment Payments" table above), Medicare Advantage premiums were $1,847.3 million for 2008 as compared to $1,378.1 million for 2007, representing an increase of $469.2 million, or 34.0%. The increase in Medicare Advantage premiums in 2008 is primarily attributable to the inclusion of a full year of LMC Health Plans' results, increased membership, and increases in PMPM premium rates. Member months increased 18.9% for 2008 as compared to 2007. PMPM premiums increased 12.8% to $989.66 for 2008 from $877.47 for 2007 on an as-adjusted basis to exclude the additional 2007 final retroactive risk premiums recorded in 2008 (see "—Risk Adjustment Payments" above). As adjusted, the PMPM premium increase in 2008 is primarily the result of rate increases in base rates as well as rate increases associated with increases in risk scores and the inclusion of LMC Health Plans' full year results in 2008, as LMC Health Plans has historically experienced higher PMPM premiums than our other markets. Adjusting this statistic as if the LMC Health Plans' were included in the full year of 2007, PMPM premiums for 2008 would have increased 9.3% compared to 2007.

PDP: PDP premiums (after risk corridor adjustments) were $265.5 million in the year ended December 31, 2008 compared to $116.0 million in 2007, an increase of $149.5 million, or 128.9%. The increase in premiums for 2008 is primarily the result of the significant increase in membership. Our average PMPM premiums (after risk corridor adjustments) increased 3.7% to $82.92 in 2008 from $79.94 during 2007.

Commercial: Commercial premiums were $5.1 million for 2008 as compared with $46.6 million in 2007, reflecting a decrease of $41.5 million, or 89.0%. The decrease was attributable to the reduction in membership versus the prior year.

Fee Revenue. Fee revenue was $32.6 million for 2008 compared to $25.0 million for 2007, an increase of $7.6 million. The increase in 2008 was attributable to increased management fees as a result of new IPAs under contract since 2007 and higher premiums in managed IPAs compared to 2007.

Investment Income. Investment income was $15.0 million for the year ended December 31, 2008 compared to $23.9 million for 2007, reflecting a decrease of $8.9 million, or 37.2%. The decrease is attributable to a decrease in average invested and cash balances, which was primarily attributable to the use of cash to fund the purchase of LMC Health Plans and the repurchase of company stock, coupled with a lower average yield on these balances.

Medical Expense

Medicare Advantage. For the year ended December 31, 2008, the Medicare Advantage (including MA-PD) MLR was 79.0% compared to 79.2% for 2007, both on an as-adjusted basis (see "— Risk Adjustment Payments" above). As reported, Medicare Advantage (including MA-PD) medical expense for the year ended December 31, 2008 increased $377.6 million, or 34.7%, to $1,464.9 million from $1,087.2 million for 2007, primarily as a result of the medical expense incurred by LMC Health Plans for the full year 2008 and as a result of increased per member per month medical costs in all of our existing health plans.

Our Medicare Advantage (including MA-PD) medical expense calculated on a PMPM basis was $782.13 for the year ended December 31, 2008, compared with $695.22 for 2007 (adjusted to exclude the portion of risk sharing with providers associated with final CMS risk adjustment payments relating to prior periods, net (see "— Risk Adjustment Payments" above)), reflecting an increase of 12.5%, primarily as a result of medical cost inflation in addition to the factors discussed above. Adjusting this statistic as if LMC Health Plans' were included in the full year of 2007, PMPM medical expense for 2008 would have increased 8.8% compared to 2007 primarily as a result of increases in in-patient utilization in our Florida health plan, PMPM increases in the prescription drug component of our Medicare Advantage plans and medical cost inflation.

PDP. PDP medical expense for the year ended December 31, 2008 increased $137.8 million or 137.7% to $237.8 million, compared to $100.0 million in 2007. PDP MLR for 2008 was higher than expected, at 89.6% compared to 86.3% in 2007. The increase in PDP MLR for 2008 was primarily a result of higher than expected member turnover and the timing of member auto-assignments during 2008, resulting in an increase in the company's share of total pharmacy costs. The majority of the company's responsibility for pharmacy costs are concentrated early in the year, yet we are paid ratably throughout the year. As a result, our profitability increases with the number of months a member is enrolled in our plan. The increase in 2008 MLR was partially offset by the slight increase in PDP PMPM revenue in 2008.

Commercial. Commercial medical expense decreased by $33.6 million, or 86.7%, to $5.1 million in 2008 as compared to $38.7 million for 2007. The decrease in 2008 was primarily attributable to the reduction in membership versus 2007.

Selling, General, and Administrative Expense

SG&A for 2008 was $246.3 million as compared with $186.2 million for 2007, an increase of $60.1 million, or 32.3%. The increase in 2008 as compared to the prior year is the result of the inclusion of LMC Health Plans for the full year 2008, personnel and other administrative costs increases in 2008, and costs related to PDP membership increases. As a percentage of revenue, SG&A expense was 11.3% for 2008 compared to 11.8% in the prior year. The decrease in SG&A as a percentage of revenue in 2008 was primarily the result of improved operating leverage and the inclusion of LMC Health Plans for the full year 2008, which has historically operated at a substantially lower SG&A percentage than our company as a whole.

Depreciation and Amortization Expense

Depreciation and amortization expense was $28.5 million in 2008 as compared with $16.2 million in 2007, representing an increase of $12.3 million, or 76.0%. The increase in 2008 was primarily the result of $9.7 million in incremental amortization expense associated with intangible assets recorded as part of the acquisition of LMC Health Plans and incremental depreciation on property and equipment additions made in 2007 and 2008.

Impairment of Intangible Assets

During the second quarter of 2007, the company recorded a $4.5 million charge for the impairment of intangible assets associated with commercial customer relationships in the company's Tennessee health plan. This second quarter charge was the result of the company's expectation that significant declines in commercial membership would occur.

Interest Expense

Interest expense was $19.1 million in 2008 as compared with $7.5 million in 2007. Interest expense recognized in 2008 was the result of the company incurring interest for a full year on the $300.0 million of indebtedness incurred on October 1, 2007 in connection with the purchase of LMC Health Plans. The weighted average interest rate incurred on our borrowings during 2008 and 2007 was 6.6% and 9.7%, respectively (5.6% and 7.4%, respectively, exclusive of amortization of deferred financing costs).

Income Tax Expense

For 2008, income tax expense was $67.5 million, reflecting an effective tax rate of 36.2%, versus $48.3 million, reflecting an effective tax rate of 35.8%, for 2007. The lower rate in 2007 is attributable to a reduction in valuation allowance, a one-time favorable state income tax credit, and a reduction in reserves associated with tax uncertainties.

Segment Information

We report our business in four segments: Medicare Advantage, stand-alone Prescription Drug Plan, Commercial, and Corporate. Medicare Advantage ("MA-PD") consists of Medicare-eligible beneficiaries receiving healthcare benefits, including prescription drugs, through a coordinated care plan qualifying under Part C and Part D of the Medicare Program. Stand-alone Prescription Drug Plan ("PDP") consists of Medicare-eligible beneficiaries receiving prescription drug benefits on a stand-alone basis in accordance with Medicare Part D. Commercial consists of our commercial health plan business. The Commercial segment was insignificant as of December 31, 2009 and 2008. The Corporate segment consists primarily of corporate expenses not allocated to the other reportable segments. These segment groupings are also consistent with information used by our chief executive officer in making operating decisions.

In connection with the company moving a large number of employees from its markets to its corporate operations effective January 1, 2009, the company revised its methodology for allocating certain corporate expenses to its segments, which resulted in its allocating a greater share of such expenses to its operating segments. Additionally, as of January 1, 2009, the company revised its methodology for allocating the SG&A expenses within its prescription drug operations, which resulted in its allocating a greater share of such expenses to its MA-PD segment. As a result of these revisions, the segment EBITDA amounts for the 2008 and 2007 periods include reclassification adjustments between segments such that the periods presented are comparable.

The results of each segment are measured and evaluated by earnings before interest expense, depreciation and amortization expense, and income taxes ("EBITDA"). We do not allocate certain corporate overhead amounts (classified as SG&A expense) or interest expense to our segments. We evaluate interest expense, income taxes, and asset and liability details on a consolidated basis as these items are managed in a corporate shared service environment and are not the responsibility of segment operating management.

Revenue includes premium revenue, management and other fee income, and investment income.

Financial data by reportable segment for the last three years ended December 31 is as follows:

(in thousands)	MA-PD	PDP	Commercial	Other	Total
Year ended December 31, 2009					
Revenue	$ 2,337,374	$ 325,631	$ 2,976	$ 64	$ 2,666,045
EBITDA	238,378	46,676	(210)	(28,567)	256,277
Depreciation and amortization expense	25,340	88	—	5,298	30,726
Year ended December 31, 2008					
Revenue	$ 1,914,024	$ 268,667	$ 5,144	$ 485	$ 2,188,320
EBITDA	244,845	18,247	(1)	(28,956)	234,135
Depreciation and amortization expense	24,505	24	—	4,018	28,547
Year ended December 31, 2007					
Revenue	$ 1,407,826	$ 118,926	$ 46,648	$ 1,725	$ 1,575,125
EBITDA	157,774	17,673	7,986	(20,455)	162,978
Depreciation and amortization expense	12,740	—	—	3,480	16,220

A reconciliation of reportable segment EBITDA to net income included in the consolidated statements of income for the last three years ended December 31 is as follows:

(in thousands)	2009	2008	2007
EBITDA	$ 256,277	$ 234,135	$ 162,978
Income tax expense	(76,342)	(67,512)	(48,295)
Interest expense	(15,614)	(19,124)	(7,466)
Depreciation and amortization	(30,726)	(28,547)	(16,220)
Impairment of intangible assets	—	—	(4,537)
Net Income	$ 133,595	$ 118,952	$ 86,460

Liquidity and Capital Resources

We finance our operations primarily through internally generated funds. All of our outstanding indebtedness was incurred in connection with the acquisition of the LMC Health Plans in October 2007. See "Indebtedness" below.

We generate cash primarily from premium revenue and our primary use of cash is the payment of medical and SG&A expenses and principal and interest on indebtedness. We anticipate that our current level of cash on hand, internally generated cash flows, and borrowings available under our revolving credit facility will be sufficient to fund our anticipated working capital needs, our debt service, and capital expenditures over at least the next 12 months.

The reported changes in cash and cash equivalents for the years ended December 31, 2009, 2008 and 2007 were as follows:

	Year Ended December 31,		
(in thousands)	**2009**	**2008**	**2007**
Net cash provided by operating activities	$ 169,959	$ 161,985	$ 72,752
Net cash used in investing activities	(17,951)	(7,035)	(389,195)
Net cash provided by (used in) financing activities	5,175	(196,800)	302,090
Net increase (decrease) in cash and cash equivalents	$ 157,183	$ (41,850)	$ (14,353)

Cash flows related to 2007 investing and financing activities were significantly affected by the acquisition of the LMC Health Plans.

Cash Flows from Operating Activities

Our primary sources of liquidity are cash flow provided by our operations, available cash on hand, and our revolving credit facility. We generated cash from operating activities of $170.0 million during 2009, compared to $162.0 million during 2008 and $72.8 million during 2007.

2009 Compared With 2008

The increase in cash flow provided by operating activities to $170.0 million for 2009 from $162.0 for 2008 is primarily attributable to increases in earnings, the amount and timing of risk corridor settlements with CMS, and other changes in working capital items.

2008 Compared With 2007

The increase in cash flow provided by operating activities to $162.0 million for 2008 from $72.8 million for 2007 is primarily attributable to increases in earnings, increases in non-cash amortization expense in 2008, the timing of cash receipts for risk settlement premiums and risk corridor settlements with CMS and other receivables, the increase in medical claims liability in 2008, and the timing of incentive compensation payments.

Cash Flows from Investing and Financing Activities

For the year ended December 31, 2009, the company's primary investing activities consisted of $15.8 million in property and equipment additions, expenditures of $59.5 million to purchase investment securities, and $57.7 million in proceeds from the maturity of investment securities. Our 2009 capital expenditures were primarily related to our technology initiatives. The company expects capital expenditures in 2010 to equal less than 1.0% of total revenues and consist primarily of expenditures related to technology initiatives.

During the year ended December 31, 2009, the company's financing activities consisted primarily of $36.2 million of funds received in excess of funds withdrawn from CMS for the benefit of members, and $31.0 million for the repayment of long-term debt. Funds due for the benefit of members are recorded as an asset on our consolidated balance sheets at both December 31, 2009 and 2008. We settled approximately $36.6 million of such Part D related amounts relating to 2008 with CMS during the second half of 2009 as part of the final settlement of Part D payments for the 2008 plan year. We anticipate settling approximately $1.9 million of such Part D related amounts relating to 2009 with CMS during the second half of 2010 as part of the final settlement of Part D payments for the 2009 plan year. We expect cash flows in 2010 to include receipts and withdrawals for similar subsidies (or funds) from CMS related to the 2010 Medicare year.

For the year ended December 31, 2008, the company's primary investing activities consisted of $11.7 million in property and equipment additions, expenditures of $59.8 million to purchase investment securities, $71.2 million in proceeds from the maturity of investment securities, and the expenditure of $7.2 million for the Valley Plans acquisition. Our 2008 capital expenditures were primarily related to our technology initiatives and the development of medical clinics as part of our advanced medical home initiatives.

During the year ended December 31, 2008, the company's financing activities consisted primarily of $122.4 million of funds withdrawn in excess of funds received from CMS for the benefit of members, $47.2 million expended for the repurchase of company stock, and $28.2 million for the repayment of long-term debt. Funds due for (held for) the benefit of members are recorded as an asset at December 31, 2008 and as a liability on our consolidated balance sheet at December 31, 2007.

For the year ended December 31, 2007, our primary investing activity consisted of net expenditures of $317.8 million used to acquire LMC Health Plans on October 1, 2007. Other investing activities consisted of $15.9 million in property and equipment additions, $90.2 million used to purchase investments, and $34.3 million in proceeds from the maturity of investment securities.

During the year ending December 31, 2007, our financing activities consisted primarily of proceeds received from the issuance of long-term debt in October 2007 of $300.0 million, which was used in our acquisition of LMC Health Plans, payments of $10.6 million for financing costs associated with the issuance of this debt, and $15.4 million of funds received from CMS in excess of the funds withdrawn for the benefit of members with Part D drug coverage.

Statutory Capital Requirements

The company's regulated insurance subsidiaries are required to maintain satisfactory minimum net worth requirements established by their respective state departments of insurance. At December 31, 2009, the statutory minimum net worth requirements and actual statutory net worth were $1.1 million and $41.9 million for the Alabama HMO; $9.9 million and $27.4 million for the Florida HMO; $18.5 million and $90.4 million for the Tennessee HMO; and $28.0 million (at 200% of authorized control level) and $76.1 million for the Texas HMO, and $12.1 million (at 200% of authorized control level) and $41.2 million for the accident and health subsidiary, respectively. Notwithstanding the foregoing, the state departments of insurance can require our regulated insurance subsidiaries to maintain minimum levels of statutory capital in excess of amounts required under the applicable state law if they determine that maintaining additional statutory capital is in the best interest of our members. In addition, as a condition to its approval of the LMC Health Plans acquisition, the Florida Office of Insurance Regulation has required the Florida plan to maintain 115% of the statutory surplus otherwise required by Florida law until September 2010.

Effective July 31, 2009, we novated our PDP members and transferred the related assets and liabilities of the PDP business from the company's Tennessee HMO subsidiary to our accident and health insurance subsidiary. We obtained approvals for the transaction from CMS, the Tennessee Department of Commerce and Insurance, and the Texas Department of Insurance. In connection with the novation, we were required to infuse $2.5 million of capital into our accident and health subsidiary in the second quarter and agree to other financial measures relating to such subsidiary's net worth and capital in order to comply with various state regulatory requirements. As a result of the novation and corresponding asset transfer, our Tennessee HMO's statutory capital requirements will no longer be impacted by the PDP business segment's operating results and financial position.

The company's regulated insurance subsidiaries are restricted from making distributions without appropriate regulatory notifications and approvals or to the extent such distributions would put them out of compliance with statutory net worth requirements. At December 31, 2009, $424.2 million of our $530.7 million of cash, cash equivalents, investment securities, and restricted investments were held by our regulated insurance subsidiaries, and subject to these dividend restrictions.

Subsidiary distributions to the parent company (other than tax-related distributions) for 2009, 2008, and 2007 were as follows:

Year	Distributing Subsidiary	Amount to parent (in millions)
2009	Texas	$ 15.0
	Alabama	16.5
2008	Texas	14.0
	Alabama	8.4
2007	Texas	21.6
	Alabama	2.0

In January 2010, our Texas HMO subsidiary distributed $15.0 million to the parent company (other than tax-related distributions).

Indebtedness

Long-term debt at December 31, 2009 and 2008 consists of the following (in thousands):

	2009	2008
Senior secured term loan	$ 236,973	$ 268,013
Less: current portion of long-term debt	(43,069)	(32,277)
Long-term debt less current portion	$ 193,904	$ 235,736

In connection with funding the acquisition of LMC Health Plans, on October 1, 2007, we entered into agreements with respect to a $400.0 million, five-year credit facility (the "2007 Credit Agreement") which provided for $300.0 million in term loans and a $100.0 million revolving credit facility. Borrowings under the 2007 Credit Agreement accrued interest on the basis of either a base rate or a LIBOR rate plus, in each case, an applicable margin (225 basis points for LIBOR advances at December 31, 2009) depending on our debt-to-EBITDA leverage ratio. The weighted average interest rates incurred on borrowings under the 2007 Credit Agreement during the years ended December 31, 2009, and 2008 were 6.0% and 6.6%, respectively (4.8% and 5.6%, respectively, exclusive of amortization of deferred financing costs). The 2007 Credit Agreement was scheduled to mature on October 1, 2012. The company made early principal payments of $2.3 million and $10.0 million in 2009 and 2008, respectively.

In October 2008, the company entered into two interest rate swap agreements relating to the floating interest rate component of the term loan agreement under the 2007 Credit Agreement. The total notional amount covered by the agreements was $100.0 million of the $237.0 million outstanding under the term loan agreement at December 31, 2009.

Under the swap agreements, the company was required to pay a fixed interest rate of 2.96% and was entitled to receive LIBOR every month until October 31, 2010. The interest rate swap agreements were classified as cash flow hedges.

On February 11, 2010, the company entered into a $350.0 million credit agreement (the "New Credit Agreement"), which, subject to the terms and conditions set forth therein, provides for a five-year, $175.0 million term loan credit facility and a four-year, $175.0 million revolving credit facility, including a $25.0 million sublimit for the issuance of standby letters of credit and a $25.0 million sublimit for swingline loans (the "New Credit Facilities"). Proceeds from the New Credit Facilities, together with cash on hand, were used to fund the repayment of $237.0 million in term loans outstanding under the company's 2007 Credit Agreement as well as transaction expenses related thereto. As of February 11, 2010, there was $200.0 million of indebtedness outstanding under the New Credit Facilities.

Borrowings under the New Credit Agreement accrue interest on the basis of either a base rate or a LIBOR rate plus, in each case, an applicable margin depending on the company's debt-to-EBITDA leverage ratio (initially 325 basis points for LIBOR borrowings). The company will also pay a commitment fee of 0.500% per annum, which may be reduced to 0.375% if certain leverage ratios are achieved, on the actual daily unused portions of the New Credit Facilities. The revolving credit facility under the New Credit Agreement matures, the commitments thereunder terminate, and all amounts then outstanding thereunder will be payable on February 11, 2014.

The term loans under the New Credit Agreement are payable in equal quarterly principal installments aggregating 10% of the aggregate initial principal amount of the term loans in the first year, with the remaining outstanding principal balance of the term loans being payable in equal quarterly installments aggregating 10%, 10%, 15%, and 55% in the second, third, fourth, and fifth years, respectively. The net proceeds from certain asset sales, casualty/condemnation events, and certain incurrences of indebtedness (subject, in the cases of asset sales and casualty/condemnation events, to certain reinvestment rights), and a portion of the net proceeds from equity issuances and, under certain circumstances, the company's excess cash flow, are required to be used to make prepayments in respect of loans outstanding under the New Credit Facilities. The term loans made under the New Credit Agreement mature and all amounts then outstanding thereunder will be payable on February 11, 2015.

Loans under the New Credit Agreement are secured by a first priority lien on substantially all assets of the company and its non-HMO subsidiaries, including a pledge by the company and its non-HMO subsidiaries of all of the equity interests in each of their domestic subsidiaries (including HMO subsidiaries).

The New Credit Agreement contains conditions precedent to extensions of credit and representations, warranties, and covenants, including financial covenants, customary for transactions of this type. Financial covenants include (i) a maximum leverage ratio comparing total indebtedness to consolidated adjusted EBITDA, (ii) minimum net worth requirements for each HMO subsidiary calculated with reference to applicable regulatory requirements, and (iii) maximum capital expenditures, in each case as more specifically provided in the New Credit Agreement. The New Credit Agreement also contains customary events of default as well as restrictions on undertaking certain specified corporate actions including, among others, asset dispositions, acquisitions and other investments, dividends and stock repurchases, changes in control, issuance of capital stock, fundamental corporate changes such as mergers and consolidations, incurrence of additional indebtedness, creation of liens, transactions with affiliates, and certain subsidiary regulatory restrictions. If an event of default occurs that is not otherwise waived or cured, the lenders may terminate their obligations to make loans and other extensions of credit under the New Credit Agreement and the obligations of the issuing banks to issue letters of credit and may declare the loans outstanding under the New Credit Agreement to be due and payable. The company believes it is currently in compliance with its financial and other covenants under the New Credit Agreement.

In connection with entering into the New Credit Agreement, the company wrote-off unamortized deferred financing costs of approximately $5.0 million incurred in connection with the 2007 Credit Agreement. The company also terminated both interest rate swap agreements, which resulted in a payment of approximately $2.0 million to the swap counterparties. Such amounts will be reflected in the financial results of the company for the quarter ending March 31, 2010.

Off-Balance Sheet Arrangements

At December 31, 2009, the company did not have any off-balance sheet arrangements requiring disclosure.

Commitments and Contingencies

The following table sets forth information regarding our contractual obligations as of December 31, 2009:

Contractual Obligations	Payments due by period: (in thousands)				
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Credit agreement: Term loans	$ 236,973	$ 43,069	$ 193,904	$ —	$ —
Interest (1)	16,867	9,443	7,424	—	—
Revolving credit agreement (2)	1,045	380	665	—	—
Medical claims	202,308	202,308	—	—	—
Operating lease obligations	33,471	7,643	11,509	8,497	5,822
Other contractual obligations	7,872	4,203	3,669	—	—
Total	$ 498,536	$ 267,046	$ 217,171	$ 8,497	$ 5,822

(1) Interest includes the estimated interest payments under our credit facility assuming no change in the LIBOR rate applicable to the portion of our debt outstanding not subject to interest rate swap agreements as of December 31, 2009.

(2) Amounts represent the annual commitment fee for the company's credit revolving agreement.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires our management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Changes in estimates are recorded if and when better information becomes available. Actual results could significantly differ from those estimates under different assumptions and conditions. We believe that the accounting policies discussed below are those that are most important to the presentation of our financial condition and results of operations and that require our management's most difficult, subjective, and complex judgments.

Medical Expense and Medical Claims Liability

Medical expense is recognized in the period in which services are provided and includes an estimate of the cost of medical expense that has been incurred but not yet reported, or IBNR. Medical expense includes claim payments, capitation payments, risk sharing payments and pharmacy costs, net of rebates, as well as estimates of future payments of claims incurred, net of reinsurance. Capitation payments represent monthly contractual fees disbursed to physicians and other providers who are responsible for providing medical care to members. Pharmacy costs represent payments for members' prescription drug benefits, net of rebates from drug manufacturers. Rebates are recognized when earned, according to the contractual arrangements with the respective vendors. Premiums we pay to reinsurers are reported as medical expense and related reinsurance recoveries are reported as deductions from medical expense.

Medical claims liability includes medical claims reported to the plans but not yet paid as well as an actuarially determined estimate of claims that have been incurred but not yet reported.

The following table presents the components of our medical claims liability as of the dates indicated:

	December 31,	
	2009	2008
	(in thousands)	
Incurred but not reported (IBNR)	$ 119,384	$ 97,364
Reported claims	82,924	92,780
Total medical claims liability	$ 202,308	$ 190,144

The IBNR component of total medical claims liability is based on our historical claims data, current enrollment, health service utilization statistics, and other related information. Estimating IBNR is complex and involves a significant amount of judgment. Accordingly, it represents our most critical accounting estimate. The development of the IBNR includes the use of standard actuarial developmental methodologies, including completion factors and claims trends, which take into account the potential for adverse claims developments, and considers favorable and unfavorable prior period developments. Actual claims payments will differ, however, from our estimates. A worsening or improvement of our claims trend or changes in completion factors from those that we assumed in estimating medical claims liabilities at December 31, 2009 would cause these estimates to change in the near term and such a change could be material.

As discussed above, actual claim payments will differ from our estimates. The period between incurrence of the expense and payment is, as with most health insurance companies, relatively short, however, with over 90% of claims typically paid within 60 days of the month in which the claim is incurred. Although there is a risk of material variances in the amounts of estimated and actual claims, the variance is known quickly. Accordingly, we expect that substantially all of the estimated medical claims payable as of the end of any fiscal period (whether a quarter or year end) will be known and paid during the next fiscal period.

Our policy is to record the best estimate of medical expense IBNR. Using actuarial models, we calculate a minimum amount and maximum amount of the IBNR component. To most accurately determine the best estimate, our actuaries determine the point estimate within their minimum and maximum range by similar medical expense categories within lines of business. The medical expense categories we use are: in-patient facility, outpatient facility, all professional expense, and pharmacy.

Completion factors estimate liabilities for claims based upon the historical lag between the month when services are rendered and the month claims are paid and takes into consideration factors such as expected medical cost inflation, seasonality patterns, product mix, and membership changes. The completion factor is a measure of how complete the claims paid to date are relative to the estimate of the total claims for services rendered for a given reporting period. Although the completion factor is generally reliable for older service periods, it is more volatile, and hence less reliable, for more recent periods given that the typical billing lag for services can range from a week to as much as 90 days from the date of service.

Our use of claims trend factors considers many aspects of the managed care business. These considerations are aggregated in the medical expense trend and include the incidences of illness or disease state. Accordingly, we rely upon our historical experience, as continually monitored, to reflect the ever-changing mix, needs, and growth of our members by type in our trend assumptions. Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends, and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitated as opposed to a fee-for-service basis. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes, and epidemics may impact medical expense trends. Other internal factors, such as system conversions and claims processing interruptions may impact our ability to accurately predict estimates of historical completion factors or medical expense trends. Medical expense trends potentially are more volatile than other segments of the economy.

We apply different estimation methods depending on the month of service for which incurred claims are being estimated. For the more recent months, which account for the majority of the amount of IBNR, we estimate our claims incurred by applying the observed trend factors to the trailing twelve-month PMPM costs. For prior months, costs have been estimated using completion factors. In order to estimate the PMPMs for the most recent months, we validate our estimates of the most recent months' utilization levels to the utilization levels in older months using actuarial techniques that incorporate a historical analysis of claim payments, including trends in cost of care provided, and timeliness of submission and processing of claims.

Actuarial standards of practice generally require the actuarially developed medical claims liability estimates to be sufficient, taking into account an assumption of moderately adverse conditions. As such, we previously recognized in our medical claims liability a separate provision for adverse claims development, which was intended to account for moderately adverse conditions in claims payment patterns, historical trends, and environmental factors. In periods prior to the fourth quarter of 2008, we believed that a separate provision for adverse claims development was appropriate to cover additional unknown adverse claims not anticipated by the standard assumptions used to produce the IBNR estimates that were incurred prior to, but paid after, a period end. When determining our estimate of IBNR at December 31, 2008, however, we determined that a separate provision for adverse claims development was no longer necessary, primarily as a result of the growth and stabilizing trends experienced in our Medicare business, continued favorable development of prior period IBNR estimates, and the declining significance of our commercial line of business.

The completion and claims trend factors are the most significant factors impacting the IBNR estimate. The following table illustrates the sensitivity of these factors and the impact on our operating results caused by changes in these factors that management believes are reasonably likely based on our historical experience and December 31, 2009 data:

Completion Factor (a)		Claims Trend Factor (b)	
Increase (Decrease) in Factor	Increase (Decrease) in Medical Claims Liability	Increase (Decrease) in Factor	Increase (Decrease) in Medical Claims Liability
	(Dollars in thousands)		
3%	$ (4,821)	(3)%	$ (2,668)
2	(3,250)	(2)	(1,776)
1	(1,644)	(1)	(887)
(1)	1,682	1	884

(a) Impact due to change in completion factor for the most recent three months. Completion factors indicate how complete claims paid to date are in relation to estimates for a given reporting period. Accordingly, an increase in completion factor results in a decrease in the remaining estimated liability for medical claims.

(b) Impact due to change in annualized medical cost trends used to estimate PMPM costs for the most recent three months.

Each month, we re-examine the previously established medical claims liability estimates based on actual claim submissions and other relevant changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, and include the changes in medical expenses in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical claims liability estimates associated with prior periods.

Adjustments of prior period estimates will result in additional medical costs or, as we have experienced during the last several years, a reduction in medical costs in the period an adjustment was made. As reflected in the table below our reserve models developed favorably in 2009, 2008, and 2007 and the accrued liabilities calculated from the models for each of the periods were more than our ultimate liabilities for unpaid claims.

The following table provides a reconciliation of changes in medical claims liability for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
Balance at beginning of period	$ 190,144	$ 154,510	$ 122,778
Acquisition of LMC Health Plans	—	—	16,588
Incurred related to:			
Current period	2,138,710(1)	1,719,522(1)	1,245,271
Prior period (2)	(8,764)	(11,631)	(19,278)
Total incurred	2,129,946	1,707,891	1,225,993
Paid related to:			
Current period	1,938,717	1,531,629	1,108,949
Prior period	179,065	140,628	101,900
Total paid	2,117,782	1,672,257	1,210,849
Balance at the end of the period	$ 202,308	$ 190,144	$ 154,510

(1) Approximately $2.2 million paid to providers under risk sharing and capitation arrangements related to 2008 premiums is included in the incurred related to current period amounts in 2009. Such amount does not relate to fee-for-service medical claims estimates. Similarly, $10.1 million paid to providers under risk sharing and capitation arrangements related to 2007 premiums is included in the 2008 incurred related to current period. Most of these amounts are the result of additional retroactive risk adjustment premium payments recorded that pertain to the prior year's premiums (see — "Risk Adjustment Payments"). Amounts in 2007 are presented in a consistent manner and are not significant.

(2) Negative amounts reported for incurred related to prior periods result from fee-for-service medical claims estimates being ultimately settled for amounts less than originally anticipated (a favorable development).

Amounts incurred related to prior years vary from previously estimated claims liabilities as the claims ultimately are settled. As discussed previously, medical claims liabilities are generally settled and paid within several months of the member receiving service from the provider. Accordingly, the 2009, 2008, and 2007 prior year favorable development relates primarily to fee-for-service claims incurred in previous calendar year. The negative amounts reported in the table above for incurred related to prior periods result from fee-for-service claims estimates being ultimately settled for amounts less than originally anticipated (a favorable development). A positive amount reported for incurred related to prior periods would result from claims estimates being ultimately settled for amounts greater than originally anticipated (an unfavorable development).

As reflected in the immediately preceding table, claims estimates at December 31, 2008 ultimately settled during 2009 for $8.8 million (or 0.5% of total 2008 medical expense) less than the amounts originally estimated. This favorable prior period reserve development was primarily as a result of the following factors:

- Actual claims trends ultimately being lower than original estimates resulting in $3.0 million of favorable development, primarily attributable to lower than anticipated cost increases and utilization in both our Medicare and commercial lines of business;

- Actual completion factors ultimately being higher than completion factors used to estimate IBNR at December 31, 2008 based on historical patterns resulting in $3.1 million of favorable development, which increase was primarily attributable to a shortening of the time between when claims are submitted by providers and paid by our plans.

- Actual amounts ultimately owed for 2008 services and paid to providers in 2009 under risk-sharing and quality care management initiatives being less than the related liabilities recorded at December 31, 2008 resulting in $2.7 million of favorable development.

As reflected in the immediately preceding table, claims estimates at December 31, 2007 ultimately settled during 2008 for $11.6 million (or 0.9% of total 2007 medical expense) less than the amounts originally estimated. This favorable prior period reserve development was primarily as a result of the following factors:

- Actual claims trends ultimately being lower than original estimates resulting in $9.6 million of favorable development, primarily attributable to lower than anticipated cost increases and utilization in both our Medicare and commercial lines of business;

- Actual completion factors ultimately being higher than completion factors used to estimate IBNR at December 31, 2007 based on historical patterns resulting in $1.7 million of favorable development, which increase was primarily attributable to a shortening of the time between when claims are submitted by providers and paid by our plans.

Our medical claims liability also considers premium deficiency situations and evaluates the necessity for additional related liabilities. There were no required premium deficiency accruals at December 31, 2009 or December 31, 2008.

Premium Revenue Recognition

We generate revenues primarily from premiums we receive from CMS to provide healthcare benefits to our members. We receive premium payments on a PMPM basis from CMS to provide healthcare benefits to our Medicare members, which premiums are fixed (subject to retroactive risk adjustment) on an annual basis by contracts with CMS. Although the amount we receive from CMS for each member is fixed, the amount varies among Medicare plans according to, among other things, plan benefits, demographics, geographic location, age, gender, and the relative risk score of the member.

We generally receive premiums on a monthly basis in advance of providing services. Premiums collected in advance are deferred and reported as deferred revenue. We recognize premium revenue during the period in which we are obligated to provide services to our members. Any amounts that have not been received are recorded on the consolidated balance sheet as accounts receivable.

Our Medicare premium revenue is subject to periodic adjustment under what is referred to as CMS's risk adjustment payment methodology based on the health risk of our members. Risk adjustment uses health status indicators to correlate the payments to the health acuity of the member, and consequently establishes incentives for plans to enroll and treat less healthy Medicare beneficiaries. Under the risk adjustment payment methodology, coordinated care plans must capture, collect, and report diagnosis code information to CMS. After reviewing the respective submissions, CMS establishes the payments to Medicare plans generally at the beginning of the calendar year, and then adjusts premium levels on two separate occasions on a retroactive basis. The first retroactive risk premium adjustment for a given fiscal year generally occurs during the third quarter of such fiscal year. This initial settlement (the "Initial CMS Settlement") represents the updating of risk scores for the current year based on the prior year's dates of service. CMS then issues a final retroactive risk premium adjustment settlement for that fiscal year in the following year (the "Final CMS Settlement"). We estimate and record on a monthly basis both the Initial CMS Settlement and the Final CMS Settlement.

We develop our estimates for risk premium adjustment settlement utilizing historical experience and predictive actuarial models as sufficient member risk score data becomes available over the course of each CMS plan year. Our actuarial models are populated with available risk score data on our members. Risk premium adjustments are based on member risk score data from the previous year. Risk score data for members who entered our plans during the current plan year, however, is not available for use in our models; therefore, we make assumptions regarding the risk scores of this subset of our member population.

All such estimated amounts are periodically updated as additional diagnosis code information is reported to CMS and adjusted to actual amounts when the ultimate adjustment settlements are either received from CMS or the company receives notification from CMS of such settlement amounts.

As a result of the variability of factors, including plan risk scores, that determine such estimations, the actual amount of CMS's retroactive risk premium settlement adjustments could be materially more or less than our estimates. Consequently, our estimate of our plans' risk scores for any period and our accrual of settlement premiums related thereto, may result in favorable or unfavorable adjustments to our Medicare premium revenue and, accordingly, our profitability. There can be no assurances that any such differences will not have a material effect on any future quarterly or annual results of operations.

Differences (as a percent of total revenue) between estimated final settlement amounts and actual final settlement amounts were notably less significant in the current year as compared to the prior year. There can be no assurances, however, that any such differences will not have a material effect on any future quarterly or annual results of operations. The following table illustrates the sensitivity of the 2009 Final CMS Settlement and the impact on premium revenue caused by differences between actual and estimated settlement amounts that management believes are reasonably likely, based on our historical experience and December 31, 2009 data:

Increase (Decrease) in Estimate	**Increase (Decrease) In Settlement Receivable**
	(dollars in thousands)
1.5%	$ 33,607
1.0	22,405
0.5	11,202
(0.5)	(11,202)

Our risk adjustment payments are subject to review and audit by CMS, which can potentially take several years to resolve completely. Any adjustment to premium revenue and the related medical expense for risk-sharing arrangements with providers as a result of such review and audit would be recorded when estimable. There can be no assurance that any retroactive adjustment to previously recorded revenue or expenses will not have a material effect on future results of operations.

Long Lived Assets

Long lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized by the amount of the excess. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

Our finite-lived intangible assets primarily relate to acquired Medicare member networks and provider contracts and are amortized over the estimated useful life, based upon the distribution of economic benefits realized from the asset. This sometimes results in an accelerated method of amortization for member networks because the asset tends to dissipate at a more rapid rate in earlier periods. Other than member networks, our finite-lived intangible assets are amortized using the straight-line method. We review finite-lived intangible assets for impairment under our long-lived asset policy.

Goodwill and Indefinite-Life Intangible Assets

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the company determines the fair value of the reporting unit and compares it to its carrying amount. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting units in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit's goodwill. Goodwill exists at four of our reporting units — Alabama, Florida, Tennessee and Texas.

Goodwill valuations have been determined using an income approach based on the present value of expected future cash flows of each reporting unit. In assessing the recoverability of goodwill, we consider historical results, current operating trends and results, and we make estimates and assumptions about premiums, medical cost trends, margins and discount rates based on our budgets, business plans, economic projections, anticipated future cash flows and regulatory data. Each of these factors contains inherent uncertainties and management exercises substantial judgment and discretion in evaluating and applying these factors.

Although we believe we have sufficient current and historical information available to us to test for impairment, it is possible that actual cash flows could differ from the estimated cash flows used in our impairment tests. We could also be required to evaluate the recoverability of goodwill prior to the annual assessment if we experience various triggering events, including significant declines in margins or sustained and significant market capitalization declines. These types of events and the resulting analyses could result in goodwill impairment charges in the future. Impairment charges, although non-cash in nature, could adversely affect our financial results in the periods of such charges. In addition, impairment charges may limit our ability to obtain financing in the future.

We conducted an annual impairment test as of October 1, 2009 and concluded that the carrying value of the reporting units did not exceed their fair value. The estimated fair value of each reporting unit tested exceeded its carrying value by a substantial margin. In addition, no events have occurred subsequent to the 2009 testing date which would indicate any impairment may have occurred.

Accounting for Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and tax credit carry forwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates and laws in the respective tax jurisdiction enacted as of the balance sheet date.

We review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

We also have accruals for taxes and associated interest that may become payable in future years as a result of audits by tax authorities. We accrue for tax contingencies when it is more likely than not that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. Although we believe that the positions taken on previously filed tax returns are reasonable, we nevertheless have established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken by us resulting in additional liabilities for taxes and interest. These amounts are reviewed as circumstances warrant and adjusted as events occur that affect our potential liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits, additional exposure based on current calculations, identification of new issues, release of administrative guidance, or rendering of a court decision affecting a particular tax issue.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board issued new guidance for determining whether an entity is a variable interest entity ("VIE") and requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a VIE. Under the new guidance, an enterprise has a controlling financial interest when it has a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The guidance also requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity's economic performance. The guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures and eliminates the scope exclusion for qualifying special-purpose entities. The adoption of the new guidance on January 1, 2010 did not impact our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As of December 31, 2009 and 2008, we had the following assets that may be sensitive to changes in interest rates:

Asset Class	December 31, 2009	December 31, 2008
	(in thousands)	
Investment securities, available for sale:		
Current portion	$ 8,883	$ 3,259
Non-current portion	13,574	30,463
Investment securities, held to maturity:		
Current portion	13,965	24,750
Non-current portion	38,463	20,086
Restricted investments	16,375	11,648

We have not purchased any of our investments for trading purposes. Our investment securities classified as available for sale consist primarily of highly liquid government and corporate debt securities. For all other investment securities, we intend to hold them to their maturity and classify them as current on our balance sheet if they mature on a date which is less than 12 months from the balance sheet date and as long-term if their maturity is more than one year from the balance sheet date. These investment securities, both current and long-term, consist of highly liquid government and corporate debt obligations, the majority of which mature in five years or less. The investments are subject to interest rate risk and will decrease in value if market rates increase. Because of the relatively short-term nature of our investments and our portfolio mix of variable and fixed rate investments, however, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Moreover, because of our intention not to sell these investments prior to their maturity, we would not expect foreseeable changes in interest rates to materially impair their carrying value. Restricted investments consist of deposits, certificates of deposit, government securities, and mortgage backed securities, deposited or pledged to state departments of insurance in accordance with state rules and regulations. At December 31, 2009 and December 31, 2008, these restricted assets are recorded at amortized cost and classified as long-term regardless of the contractual maturity date because of the restrictive nature of the states' requirements.

Assuming a hypothetical and immediate 1% increase in market interest rates at December 31, 2009, the fair value of our fixed income investments would decrease by approximately $841,000. Similarly, a 1% decrease in market interest rates at December 31, 2009 would result in an increase of the fair value of our investments of approximately $841,000. Unless we determined, however, that the increase in interest rates caused more than a temporary impairment in our investments, or unless we were compelled by a currently unforeseen reason to sell securities, such a change should not affect our future earnings or cash flows.

We are subject to market risk from exposure to changes in interest rates based on our financing, investing, and cash management activities. At December 31, 2009, we had $237.0 million of outstanding indebtedness, bearing interest at variable rates at specified margins above either the agent bank's alternate base rate or its LIBOR rate, at our election. Borrowings under our New Credit Agreement will be similarly derived from floating interest rates. Although changes in the alternate base rate or the LIBOR rate would affect the costs of funds borrowed in the future, we believe the effect, if any, of reasonably possible near-term changes in interest rates on our consolidated financial position, results of operations or cash flow would not be material.

At December 31, 2009, we had interest rate swap agreements to manage a portion of our exposure to these fluctuations. The interest rate swaps converted a portion of our indebtedness to a fixed rate with a notional amount of $100.0 million at December 31, 2009 and at an annual fixed rate of 2.96%. The notional amount of the swap agreements represents a balance used to calculate the exchange of cash flows and is not an asset or liability. The fair value of the company's interest rate swap agreements was derived from a discounted cash flow analysis based on the terms of the contract and the interest rate curve. In addition, the company incorporated credit valuation adjustments to appropriately reflect both its own non-performance or credit risk and the counterparties' non-performance or credit risk in the fair value measurements. We believe that credit risk under these swap arrangements was remote because the counterparties to the company's interest rate swap agreements were major financial institutions and the company did not anticipate non-performance by the counterparties. The company designated its interest rate swaps as cash flow hedges which were recorded in the company's consolidated balance sheet at their fair value. The fair value of the company's interest rate swaps at December 31, 2009 are reflected as a liability of approximately $2.1 million and are included in other current liabilities in the accompanying consolidated balance sheet. Any market risk or opportunity associated with the swap agreements is offset by the opposite market impact on the related debt. In connection with the New Credit Agreement, the interest rate swap agreements were terminated and approximately $2.0 million was paid by us to the swap counterparties to settle the terminations.

As of December 31, 2009, we had variable rate debt of approximately $137.0 million not subject to the interest rate swap agreements. Holding other variables constant, including levels of indebtedness, a 0.125% increase in interest rates would have an estimated impact on pre-tax earning and cash flows for the next twelve month period of $171,000. Except for the aforementioned swap agreements, we have not taken any other action to cover interest rate risk and are not a party to any interest rate market risk management activities.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
HealthSpring, Inc.:

We have audited the accompanying consolidated balance sheets of HealthSpring, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we have also audited the financial statement Schedule I — Condensed Financial Information of HealthSpring, Inc. (Parent only). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HealthSpring, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), HealthSpring, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 11, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Nashville, Tennessee
February 11, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
HealthSpring, Inc.:

We have audited HealthSpring, Inc. and subsidiaries' (the Company's) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting (Part II, Item 9A).* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, HealthSpring, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of HealthSpring, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 11, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Nashville, Tennessee
February 11, 2010

HEALTHSPRING, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 439,423	$ 282,240
Accounts receivable, net	92,442	74,398
Investment securities available for sale	8,883	3,259
Investment securities held to maturity	13,965	24,750
Funds due for the benefit of members	4,028	40,212
Deferred income taxes	6,973	4,198
Prepaid expenses and other assets	9,586	6,560
Total current assets	575,300	435,617
Investment securities available for sale	13,574	30,463
Investment securities held to maturity	38,463	20,086
Property and equipment, net	30,316	26,842
Goodwill	624,507	590,016
Intangible assets, net	203,147	221,227
Restricted investments	16,375	11,648
Other assets	6,585	8,878
Total assets	$ 1,508,267	$ 1,344,777
Liabilities and Stockholders' Equity		
Current liabilities:		
Medical claims liability	$ 202,308	$ 190,144
Accounts payable, accrued expenses and other	50,954	35,050
Risk corridor payable to CMS	2,176	1,419
Current portion of long-term debt	43,069	32,277
Total current liabilities	298,507	258,890
Long-term debt, less current portion	193,904	235,736
Deferred income taxes	80,434	89,615
Other long-term liabilities	5,966	9,658
Total liabilities	578,811	593,899
Commitments and contingencies (see notes)		
Stockholders' equity:		
Common stock, $.01 par value, 180,000,000 shares authorized, 60,758,958 issued and 57,560,350 outstanding at December 31, 2009, and 57,811,927 shares issued and 54,619,488 shares outstanding at December 31, 2008	608	578
Additional paid-in capital	548,481	504,367
Retained earnings	428,765	295,170
Accumulated other comprehensive loss, net	(1,044)	(1,955)
Treasury stock, at cost, 3,198,608 shares at December 31, 2009, and 3,192,439 shares at December 31, 2008	(47,354)	(47,282)
Total stockholders' equity	929,456	750,878
Total liabilities and stockholders' equity	$ 1,508,267	$ 1,344,777

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share data)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenue:			
Premium:			
Medicare	$ 2,616,529	$ 2,135,548	$ 1,479,576
Commercial	2,976	5,144	46,648
Total premium revenue	2,619,505	2,140,692	1,526,224
Management and other fees	42,250	32,602	24,958
Investment income	4,290	15,026	23,943
Total revenue	2,666,045	2,188,320	1,575,125
Operating expenses:			
Medical expense:			
Medicare	2,126,760	1,702,745	1,187,331
Commercial	3,186	5,146	38,662
Total medical expense	2,129,946	1,707,891	1,225,993
Selling, general and administrative	279,822	246,294	186,154
Depreciation and amortization	30,726	28,547	16,220
Impairment of intangible assets	—	—	4,537
Interest expense	15,614	19,124	7,466
Total operating expenses	2,456,108	2,001,856	1,440,370
Income before income taxes	209,937	186,464	134,755
Income tax expense	(76,342)	(67,512)	(48,295)
Net income	$ 133,595	$ 118,952	$ 86,460
Net income per common share:			
Basic	$ 2.43	$ 2.13	$ 1.51
Diluted	$ 2.41	$ 2.12	$ 1.51
Weighted average common shares outstanding:			
Basic	54,973,690	55,904,246	57,249,252
Diluted	55,426,929	56,005,102	57,348,196

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Other Comprehensive Income/Loss	Treasury Stock	Total Stockholders' Equity
Balances at December 31, 2006	57,527	$ 575	$ 485,002	$ 89,758	$ —	$ (53)	$ 575,282
Restricted shares issued	27	—	—	—	—	—	—
Stock-option exercises	63	1	1,024	—	—	—	1,025
Purchase of 58 shares of restricted common stock	—	—	—	—	—	(12)	(12)
Share-based compensation expense	—	—	8,600	—	—	—	8,600
Comprehensive income — net income	—	—	—	86,460	—	—	86,460
Balances at December 31, 2007	57,617	576	494,626	176,218	—	(65)	671,355
Comprehensive income:							
Net income	—	—	—	118,952	—	—	118,952
Other comprehensive loss:							
Net loss on interest rate swap and available for sale securities, net of $(1,232) tax	—	—	—	—	(1,955)	—	(1,955)
Comprehensive income							116,997
Restricted shares issued	135	2	—	—	—	—	2
Stock-option exercises	60	—	1,010	—	—	—	1,010
Purchase of 27 shares of restricted common stock	—	—	—	—	—	(53)	(53)
Purchase of shares of common stock pursuant to stock repurchase program	—	—	—	—	—	(47,164)	(47,164)
Share-based compensation expense	—	—	8,731	—	—	—	8,731
Balances at December 31, 2008	57,812	578	504,367	295,170	(1,955)	(47,282)	750,878
Comprehensive income:							
Net income	—	—	—	133,595	—	—	133,595
Other comprehensive income:							
Net income on interest rate swap and available for sale securities, net of $(519) tax	—	—	—	—	911	—	911
Comprehensive income							134,506
Restricted shares issued:							
2006 Equity Incentive Plan	255	2	(2)	—	—	—	—
Management Stock Purchase Plan	67	1	(1)	—	—	—	—
Stock-option exercises	5	—	13	—	—	—	13
Release of escrowed shares	2,667	27	34,720	—	—	—	34,747
Withhold of 4 shares of restricted common stock for employee tax liabilities	—	—	—	—	—	(72)	(72)
Cancellation of 24 shares of restricted common stock-MSPP plan	(24)	—	(114)	—	—	—	(114)
Cancellation of restricted shares	(23)	—	—	—	—	—	—
Share-based compensation expense	—	—	9,498	—	—	—	9,498
Balances at December 31, 2009	60,759	$ 608	$ 548,481	$ 428,765	$ (1,044)	$ (47,354)	$ 929,456

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Cash from operating activities:			
Net income	$ 133,595	$ 118,952	$ 86,460
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	30,726	28,547	16,220
Impairment of intangible assets	—	—	4,537
Amortization of deferred financing cost	2,360	2,442	752
Amortization on bond investments	979	—	—
Deferred tax benefit	(12,475)	(1,608)	(2,554)
Share-based compensation	9,498	8,731	8,600
Equity in earnings of unconsolidated affiliate	(353)	(433)	(357)
Tax shortfall from share awards	(36)	(283)	—
Write-off of deferred financing fee	—	—	651
Increase (decrease) in cash and cash equivalents (exclusive of acquisitions) due to changes in:			
Accounts receivable	(17,154)	(12,861)	(41,428)
Prepaid expenses and other current assets	(3,289)	(1,526)	(513)
Medical claims liability	12,164	35,634	15,144
Accounts payable, accrued expenses, and other current liabilities	15,850	6,997	(6,948)
Risk corridor payable to CMS	757	(20,945)	(8,755)
Other	(2,663)	(1,662)	943
Net cash provided by operating activities	169,959	161,985	72,752
Cash flows from investing activities:			
Purchases of property and equipment	(15,828)	(11,657)	(15,886)
Purchases of investment securities	(39,766)	(52,406)	(83,966)
Maturities of investment securities	42,766	65,317	30,616
Purchases of restricted investments	(19,744)	(7,410)	(6,217)
Maturities of restricted investments	14,948	5,857	3,700
Distributions received from unconsolidated affiliate	286	464	357
Proceeds received on disposition of subsidiary	297	—	—
Acquisitions, net of cash acquired	(910)	(7,200)	(317,799)
Net cash used in investing activities	(17,951)	(7,035)	(389,195)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	—	—	300,000
Payments on long-term debt	(31,040)	(28,237)	(3,750)
Deferred financing costs	—	—	(10,610)
Purchases of treasury stock	—	(47,217)	(12)
Excess tax benefit from stock option exercised	18	84	2
Proceeds from stock options exercised	13	1,012	1,023
Funds received for the benefit of members	710,392	516,225	336,472
Funds withdrawn for the benefit of members	(674,208)	(638,667)	(321,035)
Net cash provided by (used in) financing activities	5,175	(196,800)	302,090
Net increase (decrease) in cash and cash equivalents	157,183	(41,850)	(14,353)
Cash and cash equivalents at beginning of year	282,240	324,090	338,443
Cash and cash equivalents at end of year	$ 439,423	$ 282,240	$ 324,090
Supplemental disclosures:			
Cash paid for interest	$ 13,449	$ 17,406	$ 4,235
Cash paid for taxes	$ 87,095	$ 72,605	$ 48,797
Capitalized tenant improvement allowances and deferred rent	$ 47	$ 439	$ 3,839
Non-cash transactions:			
Interest rate swap	$ 1,190	$ 3,256	$ —
Effect of acquisitions:			
Cash purchase price	$ (910)	$ (7,200)	$ (355,000)
Capitalized transaction costs	—	—	(2,947)
Cash acquired	—	—	40,148
Acquisition, net of cash received	$ (910)	$ (7,200)	$ (317,799)

See accompanying notes to consolidated financial statements.

(in thousands, except share data)

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Basis of Presentation

HealthSpring, Inc, a Delaware corporation (the "Company"), was organized in October 2004 and began operations in March 2005. The Company is a managed care organization that focuses primarily on Medicare, the federal government sponsored health insurance program for U.S. citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Through its health maintenance organization ("HMO") and regulated insurance subsidiaries, the Company operates Medicare Advantage health plans in the states of Alabama, Florida, Illinois, Mississippi, Tennessee, and Texas and offers Medicare Part D prescription drug plans to persons in 24 of the 34 CMS regions. Effective as of January 1, 2010, the Company also began operating Medicare Advantage plans in three counties in Northern Georgia. The Company also provides management services to healthcare plans and physician partnerships.

The Company refers to its Medicare Advantage plans, including plans providing Part D prescription drug benefits, or "MA-PD" plans, as "Medicare Advantage" plans. The Company refers to its stand-alone prescription drug plan as "PDP." In addition to standard coverage plans, the Company offers supplemental benefits in excess of the standard coverage.

The consolidated financial statements include the accounts of HealthSpring, Inc. and its wholly owned subsidiaries as of December 31, 2009 and 2008, and for the three years ended December 31, 2009. All significant inter-company accounts and transactions have been eliminated in consolidation. Subsequent events have been evaluated through February 11, 2010, the date of the issuance of the Company's consolidated financial statements.

(b) Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The most significant item subject to estimates and assumptions is the actuarial calculation for obligations related to medical claims. Other significant items subject to estimates and assumptions include the Company's estimated risk adjustment payments receivable from The Centers for Medicare and Medicaid Services ("CMS"), the valuation of goodwill and intangible assets, the useful lives of definite-life intangible assets, the valuation of debt securities and related derivatives carried at fair value and certain amounts recorded related to the Part D program. Actual results could differ from these estimates.

(c) Cash Equivalents

The Company considers all highly liquid investments that have maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents include such items as certificates of deposit, commercial paper, and money market funds.

(d) Investment Securities and Restricted Investments

Debt and equity securities are classified in three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities that the Company does not intend to sell, nor expect to be required to sell, prior to maturity. All securities not included in trading or held to maturity are classified as available for sale. The Company holds no trading securities.

Trading securities and available for sale securities are recorded at fair value. Held to maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses (net of applicable deferred taxes) on available for sale securities are included as a component of stockholders' equity and comprehensive income until realized from a sale or other than temporary impairment. Realized gains and losses from the sale of securities are determined on a specific identification basis. Purchases and sales of investments are recorded on their trade dates. Dividend and interest income are recognized when earned.

The Company periodically evaluates whether any declines in the fair value of its available for sale investments are other than temporary. This evaluation consists of a review of several factors, including, but not limited to: length of time and extent that a security has been in an unrealized loss position; the existence of an event that would impair the issuer's future earnings potential; the near term prospects for recovery of the market value of a security; the intent of the Company to sell the impaired security; and whether the Company will be required to sell the security prior to the anticipated recovery in market value. Declines in value below cost for debt securities where it is considered probable that all contractual terms of the security will be satisfied, where the decline is due primarily to changes in interest rates (and not because of increased credit risk), and where the Company does not intend to sell the investment prior to a period of time sufficient to allow a market recovery, are assumed to be temporary. If management determines that an other-than-temporary impairment exists, the carrying value of the investment will be reduced to the current fair value of the investment and if such impairment results from credit-related matters, the Company will recognize a charge in the consolidated statements of income equal to the amount of the carrying value reduction. Other-than-temporary impairment write-downs resulting from non-credit-related matters are recognized in other comprehensive income.

Restricted investments include U.S. Government securities, money market fund investments, deposits and certificates of deposit held by the various state departments of insurance to whose jurisdiction the Company's subsidiaries are subject. These restricted assets are recorded at amortized cost and classified as long-term regardless of the contractual maturity date because of the restrictive nature of the states' requirements.

(e) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment is calculated on the straight line method over the estimated useful lives of the assets. The estimated useful life of property and equipment ranges from 1 to 5 years. Leasehold improvements for assets under operating leases are amortized over the lesser of their useful life or the base term of the lease. Maintenance and repairs are charged to operating expense when incurred. Major improvements that extend the lives of the assets are capitalized.

(f) Long Lived Assets

Long lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized by the amount of the excess. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

The Company's finite-lived intangible assets primarily relate to acquired Medicare member networks and provider contracts and are amortized over the estimated useful life, based upon the distribution of economic benefits realized from the asset. This sometimes results in an accelerated method of amortization for member networks because the asset tends to dissipate at a more rapid rate in earlier periods. Other than member networks, the Company's finite-lived intangible assets are amortized using the straight-line method. The Company reviews other finite-lived intangible assets for impairment under its long-lived asset policy.

(g) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates and laws in the respective tax jurisdiction enacted as of the balance sheet date.

The Company reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

(h) Leases

The Company leases facilities and equipment under non-cancelable operating agreements, which include scheduled increases in minimum rents and renewal provisions at the option of the Company. The lease term used in all lease accounting calculations begins with the date the Company takes possession of the facility or the equipment and ends on the expiration of the primary lease term or the expiration of any renewal periods that are deemed to be reasonably assured at the inception of the lease. Rent holidays and escalating payment terms are recognized on a straight-line basis over the lease term. For certain facility leases, the Company receives allowances from its landlords for improvement or expansion of its properties. Tenant improvement allowances are recorded as a deferred rent liability and recognized ratably as a reduction to rent expense over the remaining lease term.

(i) Goodwill and Indefinite-Life Intangible Assets

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Regarding goodwill, this determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of the reporting unit and compares it to its carrying amount. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting units in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit's goodwill. The Company has four reporting units where goodwill is reported — Alabama, Florida, Tennessee and Texas. Goodwill valuations have been determined using an income approach based on the present value of expected future cash flows of each reporting unit. In assessing the recoverability of goodwill, the Company considers historical results, current operating trends and results, and makes estimates and assumptions about premiums, medical cost trends, margins and discount rates based on the Company's budgets, business plans, economic projections, anticipated future cash flows and regulatory data. Each of these factors contains inherent uncertainties and management exercises substantial judgment and discretion in evaluating and applying these factors.

The Company conducted its annual impairment test as of October 1, 2009 and concluded that the carrying value of the reporting units did not exceed their fair value. In addition, no events have occurred subsequent to the 2009 testing date which would indicate any impairment may have occurred.

(j) Medical Claims Liability and Medical Expenses

Medical claims liability represents the Company's liability for services that have been performed by providers for its Medicare Advantage and commercial HMO members that have not been settled as of any given balance sheet date. The liability consists of medical claims reported to the plans as well as an actuarially determined estimate of claims that have been incurred but not yet reported to the plans, or IBNR. In addition, the medical claims liability includes liabilities for prescription drug benefits and for amounts owed to providers under risk-sharing and quality management arrangements.

Medical expenses consist of claim payments, capitation payments, risk sharing payments and pharmacy costs, net of rebates, as well as estimates of future payments of claims provided for services rendered prior to the end of the reporting period. Capitation payments represent monthly contractual fees disbursed to physicians and other providers who are responsible for providing medical care to members. Risk-sharing payments represent amounts paid under risk sharing arrangements with providers, including independent physician associations (see Note 11). Pharmacy costs represent payments for members' prescription drug benefits, net of rebates from drug manufacturers. Rebates are recognized when the rebates are earned according to the contractual arrangements with the respective vendors. Premiums the Company pays to reinsurers are reported as medical expenses and related reinsurance recoveries are reported as reductions from medical expenses.

(k) Derivatives

All derivatives are recognized on the balance sheet at their fair value. For all hedging relationships the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. To date, the two derivatives entered into by the Company qualify for and are designated as cash flow hedges. Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge to the extent that the hedge is effective, are recorded in other comprehensive income (loss) until earnings are affected by the variability of cash flows of the hedged transaction (e.g. until periodic settlements of a variable asset or liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivatives differ from changes in the fair value of the hedged instrument) is recorded in current-period earnings. Also, on a quarterly basis, the Company measures hedge effectiveness by completing a regression analysis comparing the present value of the cumulative change in the expected future interest to be received on the variable leg of the Company's swap against the present value of the cumulative change in the expected future interest payments on the Company's variable rate debt.

(l) Premium Revenue

Medicare Advantage:

Health plan premiums are due monthly and are recognized as revenue during the period in which the Company is obligated to provide services to the members.

The Company's Medicare premium revenue is subject to adjustment based on the health risk of its members. Risk adjustment uses health status indicators to correlate the payments to the health acuity of the member, and consequently establish incentives for plans to enroll and treat less healthy Medicare beneficiaries. This process for adjusting premiums is referred to as the CMS risk adjustment payment methodology. Under the risk adjustment payment methodology, managed care plans must capture, collect, and report diagnosis code information to CMS. After reviewing the respective submissions, CMS establishes the payments to Medicare plans generally at the beginning of the calendar year, and then adjusts premium levels on two separate occasions on a retroactive basis. The first retroactive risk premium adjustment for a given fiscal year generally occurs during the third quarter of such fiscal year. This initial settlement (the "Initial CMS Settlement") represents the updating of risk scores for the current year based on the prior year's dates of service. CMS then issues a final retroactive risk premium adjustment settlement for the fiscal year in the following year (the "Final CMS Settlement"). The Company estimates and records the Initial CMS Settlement on a monthly basis. As of the fourth quarter of 2007, the Company began estimating and recording the Final CMS Settlement in the year for which it pertained, as the Company concluded such amounts were then estimable. As of January 2008, the Company estimates and records on a monthly basis both the Initial CMS Settlement and the Final CMS Settlement for the current CMS plan year. All such estimated amounts are periodically updated as necessary as additional diagnosis code information is reported to CMS and adjusted to actual amounts when the ultimate adjustment settlements are either received from CMS or the Company receives notification from CMS of such settlement amounts.

As a result of the variability of factors, including plan risk scores, that determine such estimations, the actual amount of CMS's retroactive risk premium settlement adjustments could be materially more or less than our estimates. The Company's risk adjustment payments are subject to review and audit by CMS, which can potentially take several years to resolve completely. Any adjustment to premium revenue and the related medical expense for risk-sharing arrangements with providers as a result of such review and audit would be recorded when estimable. There can be no assurance that any retroactive adjustment to previously recorded revenue or expenses will not have a material effect on future results of operations.

Part D:

The Company recognizes premium revenue for the Part D payments received from CMS for which it assumes risk. Certain Part D payments from CMS represent payments for claims the Company pays for which it assumes no risk. The Company accounts for these payments as funds held for (or due for) the benefit of members on its consolidated balance sheets and as a financing activity in its consolidated statements of cash flows. The Company does not recognize premium revenue or claims expense for these payments as these amounts represent pass-through payments from CMS to fund deductibles, co-payments, and other member benefits.

To participate in Part D, the Company is required to provide written bids to CMS that include, among other items, the estimated costs of providing prescription drug benefits. Payments from CMS are based on these estimated costs. The monthly Part D payment the Company receives from CMS for Part D plans generally represents the Company's bid amount for providing insurance coverage, both standard and supplemental, and is recognized monthly as premium revenue. The amount of CMS payments relating to the Part D standard coverage for MA-PD plans and PDPs is subject to adjustment, positive or negative, based upon the application of risk corridors that compare the Company's prescription drug costs in its bids to the Company's actual prescription drug costs. Variances exceeding certain thresholds may result in CMS making additional payments to the Company or the Company's refunding to CMS a portion of the premium payments it previously received. The Company estimates and recognizes an adjustment to premium revenue related to estimated risk corridor payments based upon its actual prescription drug cost for each reporting period as if the annual contract were to end at the end of each reporting period. Risk corridor adjustments do not take into account estimated future prescription drug costs. The Company records a risk corridor receivable or payable and classifies the amount as current or long-term in the consolidated balance sheet based on the expected settlement with CMS. The liabilities on the Company's consolidated balance sheets at December 31, 2009 and 2008 arise as a result of the Company's actual costs to date in providing Part D benefits being lower than its bids. The risk corridor adjustments are recognized in the consolidated statements of income as a reduction of or increase to premium revenue.

The Company recognizes prescription drug costs as incurred, net of estimated rebates from drug companies. The Company has subcontracted the prescription drug claims administration to two third-party pharmacy benefit managers.

(m) Member Acquisition Costs

Member acquisition costs consist primarily of broker commissions, incentive compensation, and advertising costs. Such costs are expensed as incurred.

(n) Fee Revenue

Fee revenue primarily includes amounts earned by the Company for management services provided to independent physician associations and health plans. The Company's management subsidiaries typically generate this fee revenue on one of two principal bases: (1) as a percentage of revenue collected by the relevant health plan; or (2) as a fixed per member, per month or "PMPM" payment or percentage of revenue for members serviced by the relevant independent physician association. Fee revenue is recognized in the month in which services are provided. In addition, pursuant to certain of the Company's management agreements with independent physician associations, the Company receives additional fees based on a share of the profits of the independent physician association, which are recognized monthly as either fee revenue or as a reduction to medical expense depending upon whether the profit relates to members of one of the Company's HMO subsidiaries.

(o) Net Income Per Common Share

Net income per common share is measured at two levels: basic net income per common share and diluted net income per common share. Basic net income per common shares is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding after considering the dilution related to stock options and restricted stock.

(p) Share-Based Compensation

Share-based compensation costs are recognized based on the estimated fair value of the respective equity awards and the period during which an employee is required to provide service in exchange for the award. The Company recognizes share-based compensation costs on a straight-line basis over the requisite service period for the entire award.

(q) Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board, or the FASB, issued new guidance to address concerns about (1) measuring the fair value of financial instruments when the markets become inactive and quoted prices may reflect distressed transactions and (2) recording impairment charges on investments in debt securities. The FASB also issued guidance to require disclosures of fair values of certain financial instruments in interim financial statements to provide financial statement users with more timely information about the effects of current market conditions on their financial instruments. The new guidance highlights and expands on the factors that should be considered in estimating fair value when the volume and level of activity for a financial asset or liability has significantly decreased and requires new disclosures relating to fair value measurement inputs and valuation techniques (including changes in inputs and valuation techniques). In addition, new guidance regarding recognition and presentation of other-than-temporary impairments changed (1) the trigger for determining whether an other-than-temporary impairment exists and (2) the amount of an impairment charge to be recorded in earnings. The adoption of this guidance in the second quarter of 2009 did not impact the Company's financial statements.

In May 2009, the FASB issued new guidance addressing subsequent events. The guidance establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued ("subsequent events"). More specifically, the guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that should be made about events or transactions that occur after the balance sheet date. The adoption of this guidance in the second quarter of 2009 did not impact the Company's financial statements.

(in thousands, except share data)

In June 2009, the FASB codified existing accounting standards. The new guidance establishes only two levels of U.S. GAAP, authoritative and nonauthoritative. The FASB Accounting Standards Codification (the "Codification") became the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification became nonauthoritative. This guidance is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The Company began to use the new guidelines and numbering system prescribed by the Codification when referring to GAAP in the quarter ended September 30, 2009. As the Codification was not intended to change or alter existing GAAP, it did not impact the Company's financial statements.

In August 2009, the FASB issued new guidance on measuring liabilities at fair value. The new guidance reaffirms that the fair value measurement of a liability assumes the transfer of a liability to a market participant as of the measurement date, whereby the liability to the counterparty is not settled but rather continues, and provides additional guidance on how to estimate the fair value of a liability in a hypothetical transaction assuming the transfer of a liability to a third party. The adoption of these new provisions effective with the filing of our Form 10-K for the year ending December 31, 2009 did not have a material impact on the Company's financial statements.

(r) Reclassification

Certain amounts in previously issued financial statements were reclassified to conform to the 2009 presentation.

(2) Acquisitions

Valley Baptist Health Plans

Effective October 1, 2008, the Company acquired a Medicare Advantage contract from Valley Baptist Health Plans ("Valley Plans"), operating in the Texas Rio Grande Valley counties of Hidalgo, Willacy, and Cameron, for approximately $7.2 million in cash. Valley Plans had approximately 2,700 members as of the acquisition date. Additional cash consideration of $0.9 million was paid to the seller in 2009 and additional cash consideration of up to $0.7 million (net of the subsequent return of $0.2 million related to membership retroactivity) is potentially payable to the seller in 2010, in both cases based upon membership levels retained. The final allocation of the purchase price in 2009 resulted in the Company recording additional accounts receivable acquired of approximately $0.7 million and recording an equal reduction in the amount of intangible assets acquired. As part of the transaction, the Company entered into a provider contract with Valley Baptist Health System. The contract, with an initial term of five years, includes two hospitals and 12 out-patient facilities. The Company accounted for this acquisition as an asset acquisition and therefore 100% of the purchase price was allocated to the identified assets acquired as follows:

Intangible assets:	
Provider network	$ 3,269
Medicare Member Network	1,492
Accounts receivable	3,172
Assets acquired	$ 7,933

Leon Medical Centers Health Plans

On October 1, 2007, the Company completed the acquisition of all of the outstanding capital stock of Leon Medical Centers Health Plans, Inc. ("LMC Health Plans") pursuant to the terms of a Stock Purchase Agreement, dated as of August 9, 2007 (the "Stock Purchase Agreement"). The results of LMC Health Plans are included in the Company's results from the date of acquisition. LMC Health Plans is a Miami, Florida-based Medicare Advantage HMO with approximately 32,050 members at December 31, 2009. Pursuant to the Stock Purchase Agreement, the Company acquired LMC Health Plans for $355.0 million in cash and contingent consideration of 2.67 million shares of HealthSpring common stock, which share consideration was released in November 2009 to the former stockholders of LMC Health Plans as a result of Leon Medical Centers, Inc. ("LMC") completing the construction of two additional medical centers in accordance with the timetable set forth in the Stock Purchase Agreement. The released shares are included in the computation of basic and diluted earnings per share for 2009 on a weighted-average basis and as issued and outstanding shares on the Company's balance sheet at December 31, 2009. The Company recorded additional purchase price of $34.7 million in the 2009 fourth quarter associated with the release of such shares.

(in thousands, except share data)

(3) Accounts Receivable

Accounts receivable at December 31, 2009 and 2008 consists of the following:

	2009	2008
Medicare premium receivables	$ 48,524	$ 31,535
Rebates	34,879	25,603
Due from providers	10,320	17,409
Other	2,400	1,871
	96,123	76,418
Allowance for doubtful accounts	(3,681)	(2,020)
Total	$ 92,442	$ 74,398

Medicare premium receivables at December 31, 2009 and 2008 include $44.1 million and $27.6 million, respectively, for receivables from CMS related to the accrual of retroactive risk adjustment payments. The Company expects to collect such amounts outstanding at December 31, 2009 in the second half of 2010. Accounts receivable relating to unpaid health plan enrollee premiums are recorded during the period the Company is obligated to provide services to enrollees and do not bear interest.

Rebates for drug costs represent estimated rebates owed to the Company from prescription drug companies. The Company has entered into contracts with certain drug manufacturers which provide for rebates to the Company based on the utilization of specific prescription drugs by the Company's members. Accounts receivable relating to unpaid health plan enrollee premiums are recorded during the period the Company is obligated to provide services to enrollees and do not bear interest. The Company does not have any off-balance sheet credit exposure related to its health plan enrollees. Due from providers amounts primarily include management fees receivable as well as amounts owed to the Company for the refund of certain medical expenses paid by the Company under risk sharing arrangements.

The allowance for doubtful accounts is the Company's best estimate of the amount of probable losses in the Company's existing accounts receivable and is based on a number of factors, including a review of past due balances, with a particular emphasis on past due balances greater than 90 days old. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(4) Investment Securities

There were no investment securities classified as trading as of December 31, 2009 or 2008.

Investment securities classified as available for sale as of December 31, 2009 and 2008 consist of municipal bonds and corporate debt securities. Investment securities classified as held to maturity consist of United States Treasury securities, municipal bonds, corporate debt securities and securities issued by other government agencies.

Investment securities available for sale classified as current assets are as follows:

	December 31, 2009				December 31, 2008			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Municipal bonds	$ 8,691	192	—	8,883	$ 3,195	64	—	3,259

Investment securities available for sale classified as non-current assets are as follows:

	December 31, 2009				December 31, 2008			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Municipal bonds	$ 13,407	176	(9)	13,574	$ 24,874	262	(206)	24,930
Corporate debt securities	—	—	—	—	5,533	—	—	5,533
	$ 13,407	176	(9)	13,574	$ 30,407	262	(206)	30,463

(in thousands, except share data)

Investment securities held to maturity classified as current assets are as follows:

	December 31, 2009				December 31, 2008			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
U.S. Treasury Securities	$ 1,154	1	—	1,155	$ 3,649	22	—	3,671
Municipal bonds	3,170	20	—	3,190	1,738	7	—	1,745
Government agencies:								
Mortgage-backed securities	—	—	—	—	3,528	50	—	3,578
Other	3,225	16	—	3,241	7,233	84	—	7,317
Corporate debt securities	6,416	74	—	6,490	8,602	15	(26)	8,591
	$ 13,965	111	—	14,076	$ 24,750	178	(26)	24,902

Investment securities held to maturity classified as non-current assets are as follows:

	December 31, 2009				December 31, 2008			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Municipal bonds	$ 21,773	546	(1)	22,318	$ 7,500	97	(71)	7,526
Government agencies:								
Mortgage-backed- securities	1,575	6	—	1,581	1,268	197	—	1,465
Other	1,610	12	—	1,622	1,813	46	—	1,859
Corporate debt securities	13,505	325	—	13,830	9,505	85	(70)	9,520
	$ 38,463	889	(1)	39,351	$ 20,086	425	(141)	20,370

There have been no realized gains or losses on maturities of investment securities for the years ended December 31, 2009, 2008 and 2007.

Maturities of investments are as follows at December 31, 2009:

	Available for sale		Held to maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within one year	$ 8,691	8,883	$ 13,965	14,076
Due after one year through five years	3,571	3,706	33,315	33,965
Due after five years through ten years	1,469	1,506	5,148	5,386
Due after ten years	8,367	8,362	—	—
	$ 22,098	22,457	$ 52,428	53,427

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009, are as follows:

	Less Than 12 Months		More Than 12 Months		Total	
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
Municipal bonds	$ 10	1,920	—	—	10	1,920

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008, are as follows:

	Less Than 12 Months		More Than 12 Months		Total	
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
Municipal bonds	$ 277	5,894	—	—	277	5,894
Corporate debt securities	95	10,959	1	299	96	11,258
Total	$ 372	16,853	1	299	373	17,152

(in thousands, except share data)

Municipal Bonds and Government Agencies: The unrealized losses on investments in municipal bonds were caused by an increase in investment yields as a result of a widening of credit spreads. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. The Company determined that it did not intend to sell these investments and that it was not more-likely-than-not to be required to sell these investments prior to their recovery, thus these investments are not considered other-than-temporarily impaired.

Corporate Debt Securities: The unrealized losses on corporate debt securities were caused by an increase in investment yields as a result of a widening of credit spreads. The contractual terms of the bonds do not allow the issuer to settle the securities at a price less than the face value of the bonds. The Company determined that it did not intend to sell these investments and that it was not more-likely-than-not to be required to sell these investments prior to their recovery, thus these investments are not considered other-than-temporarily impaired.

(5) Property and Equipment

A summary of property and equipment at December 31, 2009 and 2008 is as follows:

	2009	2008
Furniture and equipment	$ 10,858	$ 9,766
Computer hardware and software	38,152	24,732
Leasehold improvements	18,209	16,996
	67,219	51,494
Less accumulated depreciation and amortization	(36,903)	(24,652)
	$ 30,316	$ 26,842

Depreciation expense on property and equipment for the year ended December 31, 2009, 2008, and 2007 was $12,401, $9,369, and $6,175, respectively.

(6) Goodwill and Intangible Assets

Changes to goodwill during 2009 and 2008 are as follows:

Balance at December 31, 2007	$ 588,001
Acquisition of LMC Health Plans [1]	2,015
Balance at December 31, 2008	$ 590,016
Acquisition of LMC Health Plans [2]	34,747
Other	(256)
Balance at December 31, 2009	$ 624,507

---

[1] As a result of completing negotiations with the seller regarding certain income tax matters, the Company completed the final purchase accounting for this transaction during the third quarter of 2008 which resulted in an additional $2.0 million of goodwill and related adjustments to tax and other liability accounts.

[2] The Company recorded $34.7 million of additional purchase price in connection with the release of 2.67 million shares of common stock to the former stockholders of LMC Health Plans. Such additional purchase price was allocated to goodwill in the fourth quarter of 2009. See Note 2 — "Acquisitions".

(in thousands, except share data)

A breakdown of the identifiable intangible assets, their assigned value and accumulated amortization at December 31, 2009 and 2008 is as follows:

	2009		2008	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Trade name	$ 24,497	—	$ 24,500	—
Non-compete agreements	800	773	800	613
Provider networks	137,069	21,985	136,507	12,509
Medicare member networks	93,620	31,169	93,933	22,583
Management contract right	1,555	467	1,555	363
	$ 257,541	54,394	$ 257,295	36,068

Changes to the carrying value of identifiable intangible assets during 2009 and 2008 are as follows:

Balance at December 31, 2007	235,893
Acquisition of Valley Plans (See Note 2)	4,512
Amortization expense	(19,178)
Balance at December 31, 2008	221,227
Additional purchase price related to Valley Plans Acquisition	910
Final allocation of purchase price related to Valley Plans Acquisition	(661)
Amortization expense	(18,325)
Other	(4)
Balance at December 31, 2009	$ 203,147

The weighted-average amortization periods of the acquired intangible assets are as follow:

	Weighted-Average Amortization Period (In Years)
Trade name	indefinite
Non-compete agreements	5.0
Provider networks	14.8
Medicare member networks	18.2
Management contract right	15.0
Total intangibles	16.1

At December 31, 2009, all intangible assets are amortized using a straight-line method except for member network intangible assets which are amortized using an accelerated method. Also see Note 1(f).

The provider contract comprising 92% of the provider network intangible asset balance at December 31, 2009 comes up for renewal in October 2017. This contract includes a five-year renewal term at the Company's option. Such renewal has been assumed in the amortization period of the provider network intangible asset.

Amortization expense on identifiable intangible assets for the years ended December 31, 2009, 2008, and 2007, was $18,325, $19,178, and $10,045, respectively. In addition, the Company recorded a $4,537 charge during 2007 for the impairment of intangible assets associated with commercial customer relationships in the Company's Tennessee health plan. This charge was the result of the Company's expectation that significant declines in commercial membership would occur as a result of its decision to implement premium increases upon renewal for large group plans. The carrying value of the related intangible asset was fully amortized in March 2008.

(in thousands, except share data)

Amortization expense expected to be recognized during fiscal years subsequent to December 31, 2009 is as follows:

2010	$ 17,464
2011	16,664
2012	16,058
2013	15,194
2014	14,199
Thereafter	99,071
Total	$ 178,650

(7) Restricted Investments

Restricted investments at December 31, 2009 and 2008 are summarized as follows:

	December 31, 2009				December 31, 2008			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Certificates of deposit	$ 5,759	—	—	5,759	$ 6,195	16	—	6,211
Government agencies:								
Mortgage-backed securities	5,912	253	—	6,165	4,913	146	—	5,059
U.S. governmental securities	4,004	—	—	4,004	540	—	—	540
Other	700	—	—	700	—	—	—	—
	$ 16,375	253	—	16,628	$ 11,648	162	—	11,810

(8) Stockholders' Equity

Stock Repurchase Program

In June 2007, the Company's Board of Directors authorized a stock repurchase program to buy back up to $50.0 million of the Company's common stock over the subsequent 12 months. In May 2008, the Company's Board of Directors extended this program to June 30, 2009. On June 30, 2009, the repurchase program expired in accordance with its terms. Over the life of the repurchase program, the Company repurchased approximately 2.8 million shares of its common stock for approximately $47.3 million, at an average cost of $16.65 per share.

Comprehensive Income

Comprehensive income consists of two components: net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recorded as an element of stockholders' equity but are excluded from net income. For the year ended December 31, 2007 the Company had no items of comprehensive income (loss) recorded directly to stockholders' equity. Accordingly, comprehensive income was equivalent to net income during 2007.

In October 2008, the Company entered into two interest rate swap agreements, which were effective October 31, 2008 and which the Company has designated as cash flow hedges. The notional amount covered by the agreements is $100.0 million and extends until October 31, 2010. The changes in the fair value of the interest rate swaps during the years ended December 31, 2009 and 2008 resulted in an other comprehensive gain (loss) of $1.2 million ($756 net of income taxes) and $(3.3) million ($(2.0) million net of income taxes), respectively. In addition, changes in the fair value of available for sale securities during the years ended December 31, 2009 and 2008 resulted in unrealized gains recorded as other comprehensive income of $240 ($155 net of income taxes) and $120 ($77 net of income taxes), respectively.

Acquisition of Leon Medical Centers Health Plans

In November 2009, the Company released contingent consideration of 2.67 million shares of HealthSpring common stock, which was held in escrow, to the former stockholders of LMC Health Plans. The released shares are included in the computation of basic and diluted earnings per share for the fourth quarter of 2009 and as issued and outstanding on the Company's consolidated balance sheet at December 31, 2009. See Note 2 — "Acquisitions".

(in thousands, except share data)

(9) Share-Based Compensation

Stock Options

The Company has stock options outstanding under its 2006 Equity Incentive Plan and its 2005 Stock Option Plan.

The Company adopted the 2006 Equity Incentive Plan, or 2006 Plan, effective as of February 2, 2006. A total of 6.25 million shares of common stock were authorized for issuance under the 2006 Plan, in the form of stock options, restricted stock, restricted stock units or other share-based awards. The outstanding options vest and become exercisable based on time, generally over a four-year period, and expire ten years from their grant dates. Nonqualified options to purchase an aggregate of 3,893,099 shares of Company common stock were outstanding under the 2006 Plan as of December 31, 2009. Upon exercise, options are settled with authorized but unissued Company stock.

The weighted average fair value of options granted in 2009, 2008, and 2007 is provided below. The fair value for all options as determined on the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2009	2008	2007
Weighted average fair value at grant date	$ 6.38	$ 7.21	$ 9.42
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	43.6 – 58.0%	36.2 – 43.6%	34.7 – 45.0%
Expected term	5 years	5 years	5 years
Risk-free interest rates	1.88 – 2.84%	2.50 – 3.23%	3.93 – 4.77%

The expected volatility used in 2009 is based on the Company's actual volatility rates. During 2007 and 2008, the Company estimated a blended rate for volatility based on the Company's actual volatility rates experienced and the volatility rates of its peer group. Additionally, because of the Company's limited history of employee exercise patterns, the expected term assumption is based on industry peer information. The risk-free interest rate was based on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option's expected term. The Company recognized a deferred income tax benefit of approximately $3,631, $3,368, and $3,001 for the years ended December 31, 2009, 2008, and 2007, respectively, related to the share-based compensation expense. The actual tax (expense) benefit realized from stock options exercised during 2009, 2008, and 2007 was $(18), $(199) and, $2, respectively. There was no capitalized stock-based compensation expense in 2009, 2008, or 2007.

Nonqualified options to purchase an aggregate of 149,942 shares of Company common stock were outstanding under the 2005 Stock Option Plan at December 31, 2009. These options vest and become exercisable generally over a five-year period from the date of grant. The options expire ten years from the grant date. In the event of a change in control of the Company, these options will immediately vest and become exercisable in full. No additional options may be granted under the 2005 plan.

An analysis of stock option activity for the year ended December 31, 2009 under the Company's stock incentive plans is as follows:

	Options	Weighted Average Exercise Price
2006 Equity Incentive Plan:		
Outstanding at December 31, 2008	3,773,779	$ 19.64
Granted	619,028	14.69
Exercised	—	—
Forfeited	(499,708)	19.26
Outstanding at December 31, 2009	3,893,099	$ 18.89
2005 Stock Option Plan		
Outstanding at December 31, 2008	155,442	$ 2.50
Granted	—	—
Exercised	(5,500)	2.50
Forfeited	—	—
Outstanding at December 31, 2009	149,942	$ 2.50

(in thousands, except share data)

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value Per Share (1)	Aggregate Intrinsic Value (1)
2006 Equity Incentive Plan:					
Options vested and exercisable at December 31, 2009	2,077,950	$ 19.73	6.6 Years	$ (2.12)	$ 133
Options vested and unvested expected to vest at December 31, 2009	3,780,950	18.95	7.2 Years	(1.34)	2,049
2005 Stock Option Plan:					
Options vested and exercisable at December 31, 2009	128,443	$ 2.50	5.7 Years	$ 15.11	$ 1,981
Options vested and unvested expected to vest at December 31, 2009	149,942	2.50	5.7 Years	15.11	2,312

(1) Computed intrinsic value per share amounts are based upon the amount by which the fair market value of the Company's common stock at December 31, 2009 of $17.61 per share exceeded the weighted average exercise price. The aggregate value amounts are calculated using the actual exercise prices and including only those options which were exercisable and whose intrinsic value was positive at the end of the period.

The fair value of options vested during the years ended December 31, 2009, 2008, and 2007 was $7,330, $7,006, and $6,959, respectively. The total intrinsic value of stock options exercised during 2009, 2008, and 2007 was $49, $189, and $412, respectively. Cash received from stock option exercises for the years ended December 31, 2009, 2008, and 2007 totaled $13, $1,010, and $1,023, respectively. Total compensation expenses related to nonvested options not yet recognized was $8,374 at December 31, 2009. The Company expects to recognize this compensation expense over a weighted average period of 2.21 years.

Restricted Stock

Restricted stock awards in 2009, 2008, and 2007 were granted with a fair value equal to the market price of the Company's common stock on the date of grant. Compensation expense related to the restricted stock awards is based on the market price of the underlying common stock on the grant date and is recorded straight-line over the vesting period, generally ranging from one to four years from the date of grant. The weighted average grant date fair value of the Company's restricted stock awards was $12.70, $19.16, and $21.66 for the years ended December 31, 2009, 2008, and 2007, respectively.

During the year ended December 31, 2009, the Company granted 195,076 shares of restricted stock to employees pursuant to the 2006 Plan. The restrictions relating to the restricted stock awards made in 2009 generally lapse over a four-year period.

During the year ended December 31, 2009, the Company awarded 60,516 shares of restricted stock to non-employee directors pursuant to the 2006 Plan, all of which were outstanding at December 31, 2009. The restrictions relating to the restricted stock awarded in 2009 lapse one year from the grant date. In the event a director resigns or is removed prior to the lapsing of the restriction, or if the director fails to attend 75% of the board and applicable committee meetings during the one-year period, shares will be forfeited unless resignation or failure to attend is caused by death or disability.

During the year ended December 31, 2009, 67,089 restricted shares were purchased by certain executives pursuant to the Management Stock Purchase Program (the "MSPP"), 23,804 of which were cancelled in accordance with the terms of the MSPP due to the termination of certain employees. The restrictions on shares purchased under the MSPP generally lapse on the second anniversary of the issue date. At December 31, 2009, 456,715 shares were available for issuance under the MSPP.

	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock at December 31, 2008	401,299	$ 7.65
Granted	255,592	12.70
Vested	(260,076)	4.15
Cancelled / repurchased by the Company	(24,157)	14.76
Nonvested restricted stock at December 31, 2009	372,658	$ 13.09

(in thousands, except share data)

The fair value of shares vested during the years ended December 31, 2009, 2008, and 2007 was $1,080, $1,156 and $1,025, respectively. Total compensation expense related to nonvested restricted stock awards not yet recognized was $3,127 at December 31, 2009. The Company expects to recognize this compensation expense over a weighted average period of approximately 2.6 years. There are no other contractual terms covering restricted stock awards under the 2006 Plan once the vesting restrictions have lapsed.

Share-Based Compensation

Share-based compensation is included in selling, general and administrative expense. Share-based compensation for the years ended December 31, 2009, 2008, and 2007 consisted of the following:

	Compensation Expense Related To:		Total Compensation Expense
	Restricted Stock	Stock Options	
Year ended December 31, 2009	$ 1,891	$ 7,607	$ 9,498
Year ended December 31, 2008	$ 1,472	$ 7,259	$ 8,731
Year ended December 31, 2007	$ 1,454	$ 7,146	$ 8,600

(10) Net Income Per Common Share

The following table presents the calculation of the Company's net income per common share available to common stockholders — basic and diluted, for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
Numerator:			
Net income available to common stockholders	$ 133,595	$ 118,952	$ 86,460
Denominator:			
Weighted average common shares outstanding — basic	54,973,690	55,904,246	57,249,252
Dilutive effect of contingent shares issued	202,899	—	—
Dilutive effect of stock options	76,470	85,418	92,625
Dilutive effect of unvested shares	173,870	15,438	6,319
Weighted average common shares outstanding — diluted	55,426,929	56,005,102	57,348,196
Net income per share available to common stockholders:			
Basic	$ 2.43	$ 2.13	$ 1.51
Diluted	$ 2.41	$ 2.12	$ 1.51

Diluted earnings per share ("EPS") reflects the potential dilution that could occur if stock options or other share-based awards were exercised or converted into common stock. The dilutive effect is computed using the treasury stock method, which assumes all share-based awards are exercised and the hypothetical proceeds from exercise are used by the Company to purchase common stock at the average market price during the period. The incremental shares (difference between shares assumed to be issued versus purchased), to the extent they would have been dilutive, are included in the denominator of the diluted EPS calculation. Options to purchase 4.0 million shares, 3.8 million shares, and 3.3 million shares were antidilutive and therefore excluded from the computation of EPS for the years ended December 31, 2009, 2008, and 2007, respectively.

(in thousands, except share data)

(11) Related Party Transactions

Renaissance Physician Organization

Renaissance Physician Organization (RPO) is a Texas non-profit corporation the members of which are GulfQuest, L.P., one of the Company's wholly owned HMO management subsidiaries, and 14 affiliated independent physician associations, comprised of over 1,300 physicians providing medical services primarily in and around counties surrounding and including the Houston, Texas metropolitan area. Texas HealthSpring, LLC, the Company's Texas HMO, has contracted with RPO to provide professional medical and covered medical services and procedures to members of its Medicare Advantage plan. Pursuant to that agreement, RPO shares risk relating to the provision of such services, both upside and downside, with the Company on a 50%/50% allocation. Another agreement the Company has with RPO delegates responsibility to GulfQuest, L.P. for medical management, claims processing, provider relations, credentialing, finance, and reporting services for RPO's Medicare and commercial members. Pursuant to that agreement, GulfQuest, L.P. receives a management fee, calculated as a percentage of Medicare premiums, plus a dollar amount per member per month for RPO's commercial members. In addition, RPO pays GulfQuest, L.P. 25% of the profits from RPO's operations. Both agreements have 10 year terms that expire on December 31, 2014 and automatically renew for additional one to three year terms thereafter, unless notice of non-renewal is given by either party at least 180 days prior to the end of the then-current term. The agreements also contain certain restrictions on the Company's ability to enter into agreements with delegated physician networks in certain counties where RPO provides services. Likewise, RPO is subject to restrictions regarding providing coverage to plans competing with Texas HealthSpring, LLC's Medicare Advantage plan.

For the years ended December 31, 2009, 2008, and 2007, GulfQuest, L.P. earned management and other fees from RPO of approximately $20,355, $18,883, and $16,313, respectively. These amounts are reflected in management and other fee income in the accompanying consolidated statements of income.

Texas HealthSpring, LLC incurred medical expense to RPO of approximately $140,241, $126,583, and $109,489 for the years ended December 31, 2009, 2008, and 2007, respectively, related to medical services provided to its members by RPO. The 50%/50% risk sharing mechanism with respect to the common membership pool of RPO and Texas HealthSpring, LLC resulted in the Company accruing for amounts to RPO of approximately $15, $2,934, and $4,204 for the years ended December 31, 2009, 2008 and 2007, respectively. GulfQuest, L.P.'s 25% share of RPO's profits were approximately $11,616, $12,907, and $10,285 for those same respective periods. These amounts are reflected as components of medical expense in the accompanying consolidated statements of income. Amounts receivable (payable) from the Company's subsidiaries from (to) RPO in connection with these various relationships were $293 and $(3,206) as of December 31, 2009 and 2008, respectively.

Transaction Involving Herbert A. Fritch

In December 2007, Herbert A. Fritch, the Company's Chairman of the Board of Directors, and Chief Executive Officer, acquired a 15.8% membership interest in Predators Holdings, LLC ("Predators Holdings"), the owner of the Nashville Predators National Hockey League team. In addition, in December 2007 Mr. Fritch loaned Predators Holdings $2,000 and, in January 2009, collateralized a letter of credit in the amount of $3,400 in favor of Predators Holdings. Mr. Fritch is a member of the executive committee of Predators Holdings. A subsidiary of Predators Holdings manages the Sommet Center in Nashville, Tennessee where the hockey team plays its home games. The Company is a party to a suite license agreement with another subsidiary of Predators Holdings pursuant to which the company leases a suite for Predators games and other functions. In 2009 and 2008, the Company paid $134 and $135, respectively, under the license agreement for the use of the suite (including 16 tickets, but not food and beverage concessions, for each Predators' home game).

Transaction Involving Benjamin Leon, Jr.

On October 1, 2007, the Company completed the acquisition of all the outstanding capital stock of LMC Health Plans. Prior to the closing, Benjamin Leon, Jr., who was subsequently elected as a director of the Company, owned a majority of LMC Health Plans' outstanding capital stock. The acquisition of LMC Health Plans included the release of contingent consideration of 2.67 million shares of HealthSpring common stock in November 2009 to the former stockholders of LMC Health Plans (see Note 2).

(in thousands, except share data)

Medical Services Agreement

On October 1, 2007, LMC Health Plans entered into the Leon Medical Services Agreement with LMC pursuant to which LMC provides or arranges for the provision of certain medical services to LMC Health Plans' members. The Leon Medical Services Agreement is for an initial term of approximately 10 years with an additional five-year renewal term at LMC Health Plans' option. Mr. Leon is the majority owner and chairman of the board of directors of LMC.

Payments for medical services under the Leon Medical Services Agreement are based on agreed upon rates for each service, multiplied by the number of plan members as of the first day of each month. Total payments made to LMC by the Company for medical services for the years ended December 31, 2009 and 2008 were $186,725 and $138,907, respectively, and from October 1, 2007 to December 31, 2007 were $28,895. There is also a sharing arrangement with regard to LMC Health Plans' annual medical loss ratio ("MLR") whereby the parties share equally any surplus or deficit of up to 5% with regard to agreed-upon MLR benchmarks. The initial target for the annual MLR is 80.0%, which increases to 80.5% for 2010 and 2011 and again to 81.0% beginning in 2012 for the remaining term of the agreement. The Company had accrued $(2,977) and $11,474 for amounts due (to)/from LMC under the Leon Medical Services Agreement at December 31, 2009 and 2008, respectively.

Office Space Agreement

On October 1, 2007, LMC Health Plans entered into an Office Space Agreement with LMC whereby LMC Health Plans was permitted to use certain space under lease by LMC. In lieu of reimbursing LMC for its portion of the leased space, LMC Health Plans paid the landlord directly. Such lease expense totaled $736 and $127 for the years ended December 31, 2008 and 2007, respectively. The Office Space Agreement terminated on December 31, 2008.

Other

At December 31, 2009 and 2008, the Company had current assets of $2,760 and $753, respectively, recorded on its consolidated balance sheets for amounts due from the sellers of LMC Health Plans under settlement provisions included in the Stock Purchase Agreement regarding working capital and risk adjustment premiums related to the period prior to the acquisition date.

(12) Lease Obligations

The Company leases certain facilities and equipment under noncancelable operating lease arrangements with varying terms. The facility leases generally contain renewal options of five years. For the years ended December 31, 2009, 2008, and 2007, the Company recorded lease expense of $7,933, $7,569, and $6,371, respectively.

Future non-cancellable payments under these lease obligations as of December 31, 2009 are as follows:

2010	$ 7,643
2011	6,285
2012	5,224
2013	4,542
2014	3,955
Thereafter	5,822
	$ 33,471

(in thousands, except share data)

(13) Long-Term Debt

Long-term debt at December 31, 2009 and 2008 consists of the following:

	2009	2008
Senior secured term loan	$ 236,973	$ 268,013
Less: current portion of long-term debt	(43,069)	(32,277)
Long-term debt, less current portion	$ 193,904	$ 235,736

In connection with funding the acquisition of LMC Health Plans, on October 1, 2007, the Company entered into a $400.0 million, five-year credit agreement (the "Credit Agreement") which, subject to the terms and conditions set forth therein, provides for $300.0 million in term loans and a $100.0 million revolving credit facility.

Proceeds from the $300.0 million in term loans, together with the Company's available cash on hand, were used to fund the acquisition of LMC Health Plans and transaction expenses related thereto. The $100.0 million revolving credit facility, which is available for working capital and general corporate purposes including capital expenditures and permitted acquisitions, was undrawn as of December 31, 2009. As a result of covenant restrictions, available borrowings under the credit facility at December 31, 2009 were limited to $94.0 million.

Borrowings under the Credit Agreement accrue interest on the basis of either a base rate or the London InterBank Offered Rate ("LIBOR") plus, in each case, an applicable margin (225 basis points for LIBOR advances at December 31, 2009) depending on the Company's debt-to-EBITDA leverage ratio. The LIBOR rate plus the applicable margin as of December 31, 2009 was 3.18%. The Company also pays commitment fees on the unfunded portion of the lenders' commitments under the revolving credit facility, the amounts of which will also depend on the Company's leverage ratio. The Credit Agreement matures, the commitments thereunder terminate, and all amounts then outstanding thereunder are payable on October 1, 2012.

The net proceeds from certain asset sales, casualty/condemnation events, and incurrences of indebtedness (subject, in the cases of asset sales and casualty/condemnation events, to certain reinvestment rights), and a portion of the net proceeds from equity issuances and the Company's excess cash flow, are required to be used to make prepayments in respect of loans outstanding under the Credit Agreement. Under such excess cash flow provisions, a prepayment in the amount of $12.1 million is due to be paid on or before April 15, 2010. Such prepayment amount is included in the current portion of long-term debt outstanding at December 31, 2009.

In October 2008, the Company entered into two interest rate swap agreements relating to the floating interest rate component of the term loan agreement under its Credit Agreement. The total notional amount covered by the agreements is $100.0 million of the $237.0 million outstanding under the term loan agreement at December 31, 2009. Under the swap agreements, the Company is required to pay a fixed interest rate of 2.96% and is entitled to receive LIBOR every month until October 31, 2010. The actual interest rate payable under the Credit Agreement in each case contain an applicable margin, which is not affected by the swap agreements. The interest rate swap agreements are classified as cash flow hedges. See Note 22 for a discussion of fair value accounting related to the swap agreements.

The term loans are payable in quarterly principal installments. Maturities of long-term debt under the Credit Agreement are as follows:

2010	$ 43,069
2011	71,438
2012	122,466
	$ 236,973

Loans under the Credit Agreement are secured by a first priority lien on substantially all assets of the Company and its non-HMO subsidiaries, including a pledge by the Company and its non-HMO subsidiaries of all of the equity interests in each of their domestic subsidiaries.

(in thousands, except share data)

The Credit Agreement contains conditions precedent to extensions of credit and representations, warranties, and covenants, including financial covenants, customary for transactions of this type. Financial covenants include (i) a maximum leverage ratio comparing total indebtedness to consolidated adjusted EBITDA, (ii) minimum net worth requirements for each HMO subsidiary calculated with reference to applicable regulatory requirements, and (iii) maximum capital expenditures, in each case as more specifically provided in the Credit Agreement.

The Credit Agreement also contains customary events of default as well as restrictions on undertaking certain specified corporate actions including, among others, asset dispositions, acquisitions and other investments, dividends and stock repurchases, changes in control, issuance of capital stock, fundamental corporate changes such as mergers and consolidations, incurrence of additional indebtedness, creation of liens, transactions with affiliates, and certain subsidiary regulatory restrictions. If an event of default occurs that is not otherwise waived or cured, the lenders may terminate their obligations to make loans and other extensions of credit under the Credit Agreement and the obligations of the issuing banks to issue letters of credit and may declare the loans outstanding under the Credit Agreement to be due and payable.

In connection with entering into the Credit Agreement, the Company incurred financing costs of approximately $10.6 million which were recorded in 2007. These costs have been deferred and are being amortized over the term of the debt agreement using the interest method. The unamortized balance of such costs at December 31, 2009 totaled $5.2 million, and is included in other assets on the accompanying consolidated balance sheet.

On February 11, 2010, the Company entered into a new $350.0 million Credit Agreement, the proceeds of which, together with cash on hand, were used to fund the repayment of $237.0 million in term loans outstanding under the Credit Agreement. The new credit agreement replaced the Company's Credit Agreement previously discussed herein. See further discussion of the Company's new $350.0 million Credit Agreement in Note 24: Subsequent Event.

(14) Medical Claims Liability

The Company's medical claims liabilities at December 31, 2009 and 2008 consists of the following:

	2009	2008
Medicare medical liabilities	$ 156,660	$ 126,762
Pharmacy liabilities	45,648	63,382
Total	$ 202,308	$ 190,144

Medical claims liability represents the liability for services that have been performed by providers for the Company's Medicare Advantage and commercial HMO members. The liability includes medical claims reported to the plans as well as an actuarially determined estimate of claims that have been incurred but not yet reported to the plans, or IBNR. The IBNR component is based on the Company's historical claims data, current enrollment, health service utilization statistics, and other related information. The medical liabilities also include amounts owed to physician providers under risk-sharing and quality management programs.

The following table presents the components of the medical claims liability as of the dates indicated:

	December 31,	
	2009	2008
Incurred but not reported (IBNR)	$ 119,384	$ 97,364
Reported claims	82,924	92,780
Total medical claims liability	$ 202,308	$ 190,144

The Company develops its estimate for IBNR by using standard actuarial developmental methodologies, including the completion factor method. This method estimates liabilities for claims based upon the historical lag between the month when services are rendered and the month claims are paid and takes into consideration factors such as expected medical cost inflation, seasonality patterns, product mix, and membership changes. The completion factor is a measure of how complete the claims paid to date are relative to the estimate of the total claims for

(in thousands, except share data)

services rendered for a given reporting period. Although the completion factors are generally reliable for older service periods, they are more volatile, and hence less reliable, for more recent periods given that the typical billing lag for services can range from a week to as much as 90 days from the date of service. As a result, for the most recent two to four months, the estimate for incurred claims is developed from a trend factor analysis based on per member per month claims trends experienced in the preceding months. At December 31, 2009 and 2008, the Company determined that no premium deficiency liabilities were required.

On a monthly basis, the Company re-examines the previously established medical claims liability estimates based on actual claim submissions and other relevant changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, the Company increases or decreases the amount of the estimates, and includes the changes in medical expenses in the period in which the change is identified. In every reporting period, the Company's operating results include the effects of more completely developed medical claims liability estimates associated with prior periods.

The following table provides a reconciliation of changes in the medical claims liability for the Company for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Balance at beginning of period	$ 190,144	$ 154,510	$ 122,778
Acquisition of LMC Health Plans	—	—	16,588
Incurred related to:			
Current period	2,138,710(1)	1,719,522(1)	1,245,271
Prior period (2)	(8,764)	(11,631)	(19,278)
Total incurred	2,129,946	1,707,891	1,225,993
Paid related to:			
Current period	1,938,717	1,531,629	1,108,949
Prior period	179,065	140,628	101,900
Total paid	2,117,782	1,672,257	1,210,849
Balance at the end of the period	$ 202,308	$ 190,144	$ 154,510

(1) Approximately $2.2 million paid to providers under risk sharing and capitation arrangements related to 2008 premiums is included in the incurred related to current period amounts in 2009. Such amount does not relate to fee-for-service medical claims estimates. Similarly, $10.1 million paid to providers under risk sharing and capitation arrangements related to 2007 premiums is included in the 2008 incurred related to current period. Most of these amounts are the result of additional retroactive risk adjustment premium payments recorded that pertain to the prior year's premiums. Amounts in 2007 are presented in a consistent manner and are not significant.

(2) Negative amounts reported for incurred related to prior periods result from fee-for-service medical claims estimates being ultimately settled for amounts less than originally anticipated (a favorable development).

(in thousands, except share data)

(15) Income Tax

Income tax expense consists of the following for the periods presented:

	Year Ended December 31,		
	2009	2008	2007
Current:			
Federal	$ 81,826	$ 65,401	$ 48,232
State and local	6,991	3,719	2,617
Total current provision	88,817	69,120	50,849
Deferred:			
Federal	(11,838)	(1,708)	(2,860)
State and local	(637)	100	306
Total deferred provision	(12,475)	(1,608)	(2,554)
Total provision for income taxes	$ 76,342	$ 67,512	$ 48,295

A reconciliation of the U.S. federal statutory rate (35%) to the effective tax rate is as follows for the periods presented:

	Year Ended December 31,		
	2009	2008	2007
U.S. Federal statutory rate on income before income taxes	$ 73,478	$ 65,263	$ 47,164
State income taxes, net of federal tax effect	4,130	2,482	1,900
Permanent differences	98	(240)	(345)
Change in valuation allowance	(3)	3	(128)
Other	(1,361)	4	(296)
Income tax expense	$ 76,342	$ 67,512	$ 48,295

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2009 and 2008 is as follows:

	2009	2008
Deferred tax assets:		
Medical claims liabilities, principally due to medical loss liability discounted for tax purposes	$ 1,289	$ 1,245
Property and equipment	2,376	1,305
Accrued compensation, including share-based compensation	15,755	12,988
Allowance for doubtful accounts	1,306	714
Federal net operating loss carryover	1,811	1,859
State net operating loss carryover	1	18
Interest rate swap (other comprehensive loss)	790	1,274
Other liabilities and accruals	2,051	958
Total gross deferred tax assets	25,379	20,361
Less valuation allowance	(327)	(330)
Deferred tax assets	25,052	20,031
Deferred tax liabilities:		
Intangible assets	(90,936)	(94,460)
Unrealized gains from available for sale securities (other comprehensive income)	(127)	(42)
Accrued compensation, due to timing of deduction	(927)	(1,403)
Revenue, due to timing of income inclusion	(6,523)	(9,543)
Total net deferred tax liabilities	$ (73,461)	$ (85,417)

The above amounts are classified as current or long-term in the consolidated balance sheets in accordance with the asset or liability to which they relate or, when applicable, based on the expected timing of the reversal. Current deferred tax assets at December 31, 2009 and 2008 were $6,973 and $4,198, respectively. Non-current deferred tax liabilities at December 31, 2009 and 2008 were $80,434 and $89,615, respectively.

(in thousands, except share data)

The Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2009 and 2008, the Company carried a valuation allowance against deferred tax assets of $327 and $330, respectively. To the extent the valuation allowance is reduced that was previously recorded as a result of business combinations, the offsetting credit will be recognized first as a reduction to goodwill, then to other intangible assets, and lastly as a reduction in the current period's income tax provision. As of December 31, 2009, the Company had $327 of valuation allowance remaining from the 2005 recapitalization which could potentially result in future reductions to goodwill.

The Company currently benefits from federal and state net operating loss carryforwards. The Company's consolidated federal net operating loss carryforwards available to reduce future tax income are approximately $5.2 million and $5.3 million at December 31, 2009 and 2008, respectively. These net operating loss carryforwards, if not used to offset future taxable income, will expire from 2010 through 2022. State net operating loss carryforwards at December 31, 2009 and 2008 are approximately $0.1 million and $0.4 million, respectively. These net operating loss carryforwards, if not used to offset future taxable income, will expire from 2020 through 2024. In addition, the Company has alternative minimum tax credits which do not have an expiration date.

Overall, the Company's utilization of these various tax attributes, at both the federal and state level, may be limited due to the ownership changes that resulted from the recapitalization transaction, as well as previous acquisitions. This limitation is incorporated in the above table by the valuation allowance recorded against a portion of the deferred tax assets. The Company also recognized goodwill resulting from the recapitalization transaction that is reflected in the accompanying consolidated balance sheets. A portion of this goodwill is deductible for federal and state income tax purposes.

Income taxes payable of $6,277 and $2,938 at December 31, 2009 and 2008, respectively, are included in other current liabilities on the Company's consolidated balance sheets. In addition, income taxes payable of $750 and $1,183 at December 31, 2009 and 2008, respectively, are included in other long-term liabilities on the Company's consolidated balance sheets. The balance in other long-term liabilities relates to certain tax matters associated with the acquisition of LMC Health Plans which were recorded through goodwill, as well as certain unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008
Unrecognized tax benefits balance at beginning of year	$ 405	$ 405
Increases in tax positions for prior years	16	17
Decreases in tax positions for prior years	(14)	—
Increases in tax positions for current year	252	90
Settlements	—	—
Lapse of statute of limitations	(108)	(107)
Unrecognized tax benefits balance at end of year	$ 551	$ 405

The Company's continuing accounting policy is to recognize interest and/or penalties related to income tax matters as a component of tax expense in the condensed consolidated statements of income. Accrued interest and penalties were approximately $0.1 million and $0.1 million as of December 31, 2009 and December 31, 2008, respectively. The Company had unrecognized tax benefits of $0.5 million and $0.3 million as of December 31, 2009 and December 31, 2008, respectively, all of which, if recognized, would affect the Company's effective income tax rate. In addition, the Company does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next 12 months.

In many cases the Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. The Company files U.S. federal income tax returns as well as income tax returns in various state jurisdictions. The Company may be subject to examination by the Internal Revenue Service ("IRS") for calendar years 2006 through 2008. Additionally, any net operating losses that were generated in prior years and utilized in these years may also be subject to examination by the IRS. Generally, for state tax purposes, the Company's 2005 through 2008 tax years remain open for examination by the tax authorities under a four year statute of limitations. At the date of this report there are no federal or state audits in process.

(in thousands, except share data)

(16) Derivatives

In October 2008, the Company entered into two interest rate swap agreements relating to the floating interest rate component of the term loan agreement under its $400.0 million, five year credit facility (collectively, the "Credit Agreement"). The total notional amount covered by the agreements is $100.0 million of the $237.0 million outstanding under the term loan agreement at December 31, 2009. Under the swap agreements, the Company is required to pay a fixed interest rate of 2.96% and is entitled to receive LIBOR every month until October 31, 2010. The actual interest rate payable under the Credit Agreement in each case contains an applicable margin, which is not affected by the swap agreements. The interest rate swap agreements are classified as cash flow hedges. See Note 22 for a discussion of fair value accounting related to the swap agreements.

The Company entered into the two interest rate swap derivatives to convert floating-rate debt to fixed-rate debt. The Company's interest rate swap agreements involve agreements to pay a fixed rate and receive a floating rate, at specified intervals, calculated on an agreed-upon notional amount. The Company's objective in entering into these financial instruments is to mitigate its exposure to significant unplanned fluctuations in earnings caused by volatility in interest rates. The Company does not use any of these instruments for trading or speculative purposes.

Derivative instruments used by the Company involve, to varying degrees, elements of credit risk, in the event a counterparty should default, and market risk, as the instruments are subject to interest rate fluctuations.

A summary of the aggregate notional amounts, balance sheet location and estimated fair values of derivative financial instruments as of the dates indicated is as follows:

Hedging instruments	Notional Amount	Balance Sheet Location	Estimated Fair Value Asset	Estimated Fair Value (Liability)
December 31, 2009:				
Interest rate swaps	$ 100,000	Other current liabilities	—	(2,066)
December 31, 2008:				
Interest rate swaps	$ 100,000	Other long-term liabilities	—	(3,256)

A summary of the effect of cash flow hedges on the Company's financial statements for the periods presented is as follows:

Type of Cash Flow Hedge	Effective Portion: Pretax Hedge Gain (Loss) Recognized in Other Comprehensive Income	Effective Portion: Income Statement Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income	Effective Portion: Hedge Gain (Loss) Reclassified from Accumulated Other Comprehensive Income	Ineffective Portion: Income Statement Location of Gain (Loss) Recognized	Ineffective Portion: Hedge Gain (Loss) Recognized
For the year ended December 31, 2009:					
Interest rate swaps	$ 1,190	Interest Expense	$ —	None	$ —
For the year ended December 31, 2008:					
Interest rate swaps	$ (3,256)	Interest Expense	$ —	None	$ —

(17) Retirement Plans

The cost of the Company's defined contribution plans during the years ended December 31, 2009, 2008 and 2007 was $3,036, $2,438 and $1,666, respectively. Employees are always 100% vested in their contributions and vest in employer contributions at a rate of 50% after the first two years of service and 100% after the third year of service. Effective January 1, 2009, employees are 100% vested in employer contributions after two years of service.

(18) Segment Information

Beginning with the year ended December 31, 2008, the Company began reporting its business as managed in four segments: Medicare Advantage, stand-alone Prescription Drug Plan, Commercial, and Corporate. Medicare Advantage ("MA-PD") consists of Medicare-eligible beneficiaries receiving healthcare benefits, including prescription drugs, through a coordinated care plan qualifying under Part C and Part D of the Medicare Program. Stand-alone Prescription Drug Plan ("PDP") consists of Medicare-eligible beneficiaries receiving prescription drug

(in thousands, except share data)

benefits on a stand-alone basis in accordance with Medicare Part D. Commercial consists of the Company's commercial health plan business. The Commercial segment was insignificant as of December 31, 2009 and 2008 as a result of the non-renewal of coverage during 2007 and 2008 by employer groups in Tennessee, which was expected. The Corporate segment consists primarily of corporate expenses not allocated to the other reportable segments. The Company's segment groupings are consistent with information used by the Company's chief executive officer in making operating decisions.

In connection with the Company moving a large number of employees from its markets to its corporate operations effective January 1, 2009, the Company revised its methodology for allocating certain corporate expenses to its segments, which resulted in its allocating a greater share of such expenses to its operating segments. Additionally, as of January 1, 2009, the Company revised its methodology for allocating the selling, general, and administrative expenses within its prescription drug operations, which resulted in its allocating a greater share of such expenses to its MA-PD segment. As a result of these revisions, the segment EBITDA amounts for the 2008 and 2007 periods include reclassification adjustments between segments such that the periods presented are comparable.

The accounting policies of each segment are the same and are described in Note 1. The results of each segment are measured and evaluated by earnings before interest expense, depreciation and amortization expense, and income taxes (or "EBITDA"). The Company has not historically allocated certain corporate overhead amounts (classified as selling, general and administrative expenses) or interest expense to the Company's segments. The Company evaluates interest expense, income taxes, and asset and liability details on a consolidated basis as these items are managed in a corporate shared service environment and are not the responsibility of segment operating management.

Asset and equity details by reportable segment have not been disclosed, as the Company does not internally report such information.

Revenue includes premium revenue, management and other fee income, and investment income.

Financial data by reportable segment for the years ended December 31 is as follows:

	MA-PD	PDP	Commercial	Corporate	Total
Year ended December 31, 2009					
Revenue	$ 2,337,374	$ 325,631	$ 2,976	$ 64	$ 2,666,045
EBITDA	238,378	46,676	(210)	(28,567)	256,277
Depreciation and amortization expense	25,340	88	—	5,298	30,726
Year ended December 31, 2008					
Revenue	$ 1,914,024	$ 268,667	$ 5,144	$ 485	$ 2,188,320
EBITDA	244,845	18,247	(1)	(28,956)	234,135
Depreciation and amortization expense	24,505	24	—	4,018	28,547
Year ended December 31, 2007					
Revenue	$ 1,407,826	$ 118,926	$ 46,648	$ 1,725	$ 1,575,125
EBITDA	157,774	17,673	7,986	(20,455)	162,978
Depreciation and amortization expense	12,740	—	—	3,480	16,220

A reconciliation of reportable segment EBITDA to net income included in the consolidated statements of income for the years ended December 31 is as follows:

	2009	2008	2007
EBITDA	$ 256,277	$ 234,135	$ 162,978
Income tax expense	(76,342)	(67,512)	(48,295)
Interest expense	(15,614)	(19,124)	(7,466)
Depreciation and amortization	(30,726)	(28,547)	(16,220)
Impairment of intangible assets	—	—	(4,537)
Net Income	$ 133,595	$ 118,952	$ 86,460

(in thousands, except share data)

(19) Statutory Capital Requirements

The Company's regulated insurance subsidiaries are required to maintain satisfactory minimum net worth requirements established by their respective state departments of insurance. At December 31, 2009, the statutory minimum net worth requirements and actual statutory net worth were $18.5 million and $90.4 million for the Tennessee HMO; $1.1 million and $41.9 million for the Alabama HMO; $9.9 million and $27.4 million for the Florida HMO; and $28.0 million (at 200% of authorized control level) and $76.1 million for the Texas HMO, and $12.1 million (at 200% of authorized control level) and $41.2 million for the accident and health subsidiary, respectively. Each of these subsidiaries were in compliance with applicable statutory requirements as of December 31, 2009. Notwithstanding the foregoing, the state departments of insurance can require the Company's regulated insurance subsidiaries to maintain minimum levels of statutory capital in excess of amounts required under the applicable state law if they determine that maintaining additional statutory capital is in the best interest of the Company's members. In addition, as a condition to its approval of the LMC Health Plans acquisition, The Florida Office of Insurance Regulation has required the Florida plan to maintain 115% of the statutory surplus otherwise required by Florida law until September 2010.

The Company's regulated insurance subsidiaries are restricted from making dividend payments to the Company without appropriate regulatory notifications and approvals or to the extent such dividends would put them out of compliance with statutory capital requirements. At December 31, 2009, $424.2 million of the Company's $530.7 million of cash, cash equivalents, investment securities and restricted investments were held by the Company's regulated insurance subsidiaries and subject to these dividend restrictions.

(20) Commitments and Contingencies

The Company is from time to time involved in routine legal matters and other claims incidental to its business, including employment-related claims, claims relating to the Company's relationships with providers and members, and claims relating to marketing practices of sales agents that are employed by, or independent contractors to, the Company. When it appears probable in management's judgment that the Company will incur monetary damages in connection with any claims or proceedings, and such costs can be reasonably estimated, liabilities are recorded in the consolidated financial statements and charges are recorded against earnings. Although there can be no assurances, the Company does not believe that the resolution of such routine matters and other incidental claims, taking into account accruals and insurance, will have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company and its health plans are subject to periodic and routine audits by federal and state regulatory authorities. In connection with its continuing statutory obligation to review risk score coding practices by Medicare Advantage plans, CMS announced that it would audit Medicare Advantage plans, primarily targeted based on risk score growth, for compliance by the plans and their providers with proper coding practices. The Company's Tennessee Medicare Advantage plan has been selected by CMS for an audit for compliance by the plan and its providers with proper coding practices (sometimes referred to as "RADV Audits"). Specifically, the RADV Audit of the plan pertains to the 2006 risk adjustment data used to determine 2007 premium rates. In late 2009, the Company's Tennessee plan received from CMS the RADV Audit member sample, which CMS will use to calculate a payment error rate for 2007 Tennessee plan premiums. The Company is in the process of responding to the RADV Audit request, including retrieving and providing medical records supporting diagnoses codes and risk scores and, where appropriate, provider attestations, all of which are due to CMS on February 18, 2010. CMS has indicated that payment adjustments resulting from its RADV Audits will not be limited to risk scores for the specific beneficiaries for which errors are found but will be extrapolated to the relevant plan population. CMS's methodology for extrapolation remains unclear, however. The Company is in the process of gathering records responsive to the RADV Audit and is currently unable to calculate a payment error rate or predict the impact of extrapolating that error rate to 2007 Tennessee plan premiums.

(in thousands, except share data)

(21) Concentrations of Business and Credit Risks

The Company's primary lines of business, operating Medicare health maintenance organizations (including prescription drug benefits) and a stand-alone prescription drug plan, are significantly impacted by healthcare cost trends.

The healthcare industry is impacted by health trends as well as being significantly impacted by government regulations. Changes in government regulations may significantly affect medical claims costs and the Company's performance.

Over 99% of the Company's premium revenue in each of 2009 and 2008 was derived from a limited number of contracts with CMS, which are renewable annually and are terminable by CMS in the event of material breach or a violation of relevant laws or regulations. In addition, substantially all of the Company's membership in its stand-alone PDP results from automatic enrollment by CMS of members in CMS regions where the Company's Part D premium bid is below the relevant benchmark. If future Part D premium bids are not below the benchmark, or the Company violates relevant laws, regulations or program requirements relating to Part D, CMS may not assign additional PDP members to the Company and may reassign PDP members previously assigned to the Company.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investment securities and derivatives and receivables generated in the ordinary course of business. Investment securities are managed by professional investment managers within guidelines established by the Company that, as a matter of policy, limit the amounts that may be invested in any one issuer. The Company seeks to manage any credit risk associated with derivatives through the use of counterparty diversification and monitoring of counterparty financial condition. Receivables include premium receivables from CMS for estimated retroactive risk adjustment payments, premium receivables from individual and commercial customers, rebate receivables from pharmaceutical manufacturers, receivables related to prepayment of claims on behalf of members under the Medicare program and receivables owed to the Company from providers under risk-sharing arrangements and management services arrangements. The Company had no significant concentrations of credit risk at December 31, 2009.

(22) Fair Value of Financial Instruments

The Company's 2009 and 2008 consolidated balance sheets include the following financial instruments: cash and cash equivalents, accounts receivable, investment securities, restricted investments, accounts payable, medical claims liabilities, interest rate swap agreements, funds held for (or due from) CMS for the benefit of members, and long-term debt. The carrying amounts of accounts receivable, funds held for (or due from) CMS for the benefit of members, accounts payable and medical claims liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The fair value of the Company's long-term debt (including the current portion) was $220.7 and $251.9 million at December 31, 2009 and 2008, respectively, and consisted solely of non-tradable bank debt. The Company obtains the fair value of its debt from a third party that uses market observations to determine fair value.

Cash and cash equivalents consist of such items as certificates of deposit, commercial paper, and money market funds. The original cost of these assets approximates fair value due to their short-term maturity. The Company obtains the fair value of its securities from a third party vendor that uses quoted market prices in active markets for identical assets as available, or alternatively, uses pricing models, such as matrix pricing, to determine fair value. The fair value of the Company's interest rate swap agreements are derived from a discounted cash flow analysis based on the terms of the contract and the interest rate curve. In addition, the Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance or credit risk and the counterparties' non-performance or credit risk in the fair value measurements. Credit risk under these swap arrangements is believed to be remote as the counterparties to the Company's interest rate swap agreements are major financial institutions and the Company does not anticipate non-performance by the counterparties. The Company has designated its interest rate swaps as cash flow hedges which are recorded in the Company's consolidated balance sheet at fair value. The fair value of the Company's interest rate swaps at December 31, 2009 and 2008 reflected a current liability of approximately $2.1 million and a non-current liability of $3.3 million, respectively, in the accompanying consolidated balance sheet. The fair value of available for sale securities is determined by pricing models developed using market data provided by a third party vendor.

(in thousands, except share data)

The following are the levels of the fair value hierarchy and a brief description of the type of valuation information ("inputs") that qualifies a financial asset for each level:

Level Input	Input Definition
Level I	Inputs are unadjusted quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

When quoted prices in active markets for identical assets are available, the Company uses these quoted market prices to determine the fair value of financial assets and classifies these assets as Level I. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, the Company obtains the fair value from a third party vendor that uses pricing models, such as matrix pricing, to determine fair value. These financial assets would then be classified as Level II. In the event quoted market prices were not available, the Company would determine fair value using broker quotes or an internal analysis of each investment's financial statements and cash flow projections. In these instances, financial assets would be classified based upon the lowest level of input that is significant to the valuation. Thus, financial assets might be classified in Level III even though there could be some significant inputs that may be readily available.

The following tables summarize fair value measurements by level at December 31, 2009 and 2008 for assets and liabilities measured at fair value on a recurring basis:

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 439,423	$ —	$ —	$ 439,423
Investment securities: available for sale	$ —	$ 22,457	$ —	$ 22,457
Liabilities				
Derivative — interest rate swaps	$ —	$ 2,066	$ —	$ 2,066

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 282,240	$ —	$ —	$ 282,240
Investment securities: available for sale	$ —	$ 33,722	$ —	$ 33,722
Liabilities				
Derivative — interest rate swaps	$ —	$ 3,256	$ —	$ 3,256

(23) Quarterly Financial Information (unaudited)

Quarterly financial results may not be comparable as a result of many variables, including non-recurring items and changes in estimates for medical claims liabilities, risk adjustment payments from CMS, and certain amounts related to the Part D program.

Selected unaudited quarterly financial data in 2009 and 2008 is as follows:

	For the Three Month Period Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Total revenues	$ 646,115	682,543[(1)]	659,780	677,607
Income before income taxes	32,460	50,222	62,907	64,348
Net income	20,612	31,891	42,314	38,778
Income per share — basic	$ 0.38	0.59	0.78	0.69
Income per share — diluted	$ 0.38	0.58	0.77	0.68

(in thousands, except share data)

	For the Three Month Period Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Total revenues	$ 552,709(2)	566,874(2)	527,899	540,838
Income before income taxes	32,976	63,163	45,995	44,330
Net income	21,058	40,222	29,360	28,312
Income per share — basic	$ 0.37	0.72	0.53	0.51
Income per share — diluted	$ 0.37	0.72	0.53	0.51

(1) Revenue for the quarter ended June 30, 2009 includes $7.9 million for the Final CMS Settlement associated with the 2008 Medicare plan year for which the Company received notification from CMS of such amounts in the second quarter of 2009.

(2) Revenue for the quarter ended March 31 and June 30, 2008 includes $12.0 million and $17.3 million, respectively, for the Final CMS Settlement associated with the 2007 Medicare plan year for which the Company received notification from CMS of such amounts in the second quarter of 2008.

(24) Subsequent Event

On February 11, 2010, the Company entered into a $350.0 million credit agreement (the "New Credit Agreement"), which, subject to the terms and conditions set forth therein, provides for a five-year $175.0 million term loan credit facility and a four-year $175.0 million revolving credit facility, including a $25.0 million sublimit for the issuance of standby letters of credit and a $25.0 million sublimit for swingline loans (the "New Credit Facilities"). Proceeds from the New Credit Facilities, together with cash on hand, were used to fund the repayment of $237.0 million in term loans outstanding under the Company's 2007 Credit Agreement as well as transaction expenses related thereto. As of February 11, 2010, there was $200.0 million of indebtedness outstanding under the New Credit Facilities. The New Credit Agreement replaced the Company's 2007 Credit Agreement.

Borrowings under the New Credit Agreement accrue interest on the basis of either a base rate or a LIBOR rate plus, in each case, an applicable margin depending on the Company's debt-to-EBITDA leverage ratio (initially 325 basis points for LIBOR borrowings). The Company will also pay a commitment fee of 0.500% per annum, which may be reduced to 0.375% if certain leverage ratios are achieved, on the actual daily unused portions of the New Credit Facilities. The revolving credit facility under the New Credit Agreement matures, the commitments thereunder terminate, and all amounts then outstanding thereunder will be payable on February 11, 2014.

The term loans under the New Credit Agreement are payable in equal quarterly principal installments aggregating 10% of the aggregate initial principal amount of the term loans in the first year, with the remaining outstanding principal balance of the term loans being payable in equal quarterly installments aggregating 10%, 10%, 15%, and 55% in the second, third, fourth, and fifth years, respectively. The net proceeds from certain asset sales, casualty/condemnation events, and certain incurrences of indebtedness (subject, in the cases of asset sales and casualty/condemnation events, to certain reinvestment rights), and a portion of the net proceeds from equity issuances and, under certain circumstances, the Company's excess cash flow, are required to be used to make prepayments in respect of loans outstanding under the New Credit Facilities. The term loans made under the New Credit Agreement mature, and all amounts then outstanding thereunder will be payable on February 11, 2015.

Loans under the New Credit Agreement are secured by a first priority lien on substantially all assets of the Company and its non-HMO subsidiaries, including a pledge by the Company and its non-HMO subsidiaries of all of the equity interests in each of their domestic subsidiaries (including HMO subsidiaries).

The New Credit Agreement contains conditions precedent to extensions of credit and representations, warranties and covenants, including financial covenants, customary for transactions of this type. The New Credit Agreement also contains customary events of default as well as restrictions on undertaking certain specified corporate actions.

In connection with entering into the New Credit Agreement, the Company wrote-off unamortized deferred financing costs of approximately $5.0 million incurred in connection with the 2007 Credit Agreement. The Company also terminated its outstanding interest rate swap agreements, which resulted in a payment of approximately $2.0 million to the swap counterparties. Such amounts will be reflected in the financial results of the Company for the quarter ending March 31, 2010.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF HEALTHSPRING, INC.
(PARENT ONLY)
BALANCE SHEETS
December 31, 2009 and 2008
(in thousands)

	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 72,110	$ 8,483
Prepaid expenses and other current assets	2,215	2,097
Total current assets	74,325	10,580
Investment in subsidiaries	1,066,124	985,990
Property and equipment, net	13,055	5,552
Intangible assets, net	27	187
Deferred financing fee	5,190	7,550
Deferred tax assets	8,874	5,538
Due from subsidiaries	25,437	20,439
Total assets	$ 1,193,032	$ 1,035,836
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable, accrued expenses and other	$ 22,960	$ 11,347
Current portion of long-term debt	43,069	32,277
Deferred tax liabilities	1,847	634
Total current liabilities	67,876	44,258
Deferred rent and other long-term liabilities	1,796	4,964
Long-term debt, less current portion	193,904	235,736
Total liabilities	263,576	284,958
Stockholders' equity:		
Common stock	608	578
Additional paid in capital	548,481	504,367
Retained earnings	428,765	295,170
Accumulated other comprehensive loss, net	(1,044)	(1,955)
Treasury stock	(47,354)	(47,282)
Total stockholders' equity	929,456	750,878
Total liabilities and stockholders' equity	$ 1,193,032	$ 1,035,836

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF HEALTHSPRING, INC.
(PARENT ONLY)
CONDENSED STATEMENTS OF INCOME
(in thousands)

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Revenue:			
Management fees from affiliate	$ 744	$ —	$ —
Investment income	64	485	1,725
Total revenue	808	485	1,725
Operating expenses:			
Salaries and benefits	19,249	20,200	15,249
Administrative expenses	9,455	12,790	12,237
Depreciation and amortization	5,298	4,018	3,480
Interest expense	15,614	19,118	7,465
Total operating expenses	49,616	56,126	38,431
Loss before equity in subsidiaries' earnings and income taxes	(48,808)	(55,641)	(36,706)
Equity in subsidiaries' earnings	161,215	153,522	108,897
Income before income taxes	112,407	97,881	72,191
Income tax benefit	21,188	21,071	14,269
Net income available to common stockholders	$ 133,595	$ 118,952	$ 86,460

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF HEALTHSPRING, INC.
(PARENT ONLY)
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Cash flows from operating activities:			
Net income	$ 133,595	$ 118,952	$ 86,460
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,298	4,018	3,480
Equity in subsidiaries' earnings	(161,215)	(153,522)	(108,897)
Distributions and advances from subsidiaries, net	116,356	83,453	18,613
Share-based compensation	4,001	3,860	4,236
Deferred taxes	(2,123)	(1,051)	(824)
Amortization of deferred financing cost	2,360	2,442	752
Write-off of deferred financing fee	—	—	651
Tax shortfall from stock award transactions	(36)	(283)	—
Increase (decrease) due to change in:			
Prepaid expenses and other current assets	(848)	(726)	147
Accounts payable, accrued expenses, and other current liabilities	12,361	1,691	828
Other long-term liabilities	(2,412)	1,796	907
Net cash provided by operating activities	107,337	60,630	6,353
Cash flows from investing activities:			
Purchase of property and equipment	(12,701)	(948)	(10,199)
Acquisitions, net of cash acquired	—	—	(317,799)
Net cash used in investing activities	(12,701)	(948)	(327,998)
Cash flows from financing activities:			
Proceeds from issuance of debt	—	—	300,000
Payments on debt	(31,040)	(28,237)	(3,750)
Deferred financing costs	—	—	(10,610)
Purchase of treasury stock	—	(47,217)	(12)
Proceeds from stock options exercised	13	1,012	1,023
Excess tax benefit from stock option exercised	18	84	2
Net cash (used in) provided by financing activities	(31,009)	(74,358)	286,653
Net increase (decrease) in cash and cash equivalents	63,627	(14,676)	(34,992)
Cash and cash equivalents at beginning of year	8,483	23,159	58,151
Cash and cash equivalents at end of year	$ 72,110	$ 8,483	$ 23,159

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures

Our management carried out an evaluation required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under the supervision and with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act ("Disclosure Controls"). Based on the evaluation, our management, including our CEO and CFO, concluded that, as of December 31, 2009, our Disclosure Controls were effective.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting included those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on management's assessment and those criteria, management determined that the Company's internal control over financial reporting was effective as of December 31, 2009.

The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on the Company's internal control over financial reporting, which is set forth on page 64 of this report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation that occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Except as noted below, information required by this Item 10 will appear in, and is hereby incorporated by reference from, the information under the headings "Proposal 1 — Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance — Code of Business Conduct and Ethics," and "Corporate Governance — Board Committee Composition" in our definitive proxy statement for the 2010 annual meeting of stockholders.

Pursuant to General Instruction G(3), information concerning executive officers of the Company is included in Item 1 of this report under the caption "Executive Officers of the Company."

Item 11. Executive Compensation

The information required by this Item 11 will appear in, and is hereby incorporated by reference from, the information under the headings "Executive and Director Compensation" and "Corporate Governance — Compensation Committee Interlocks and Insider Participation" in our definitive proxy statement for the 2010 annual meeting of stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will appear in, and is hereby incorporated by reference from, the information under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Incentive Plans" in our definitive proxy statement for the 2010 annual meeting of stockholders.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this Item 13 will appear in, and is hereby incorporated by reference from, the information under the headings "Certain Relationships and Related Transactions" and "Corporate Governance — Board Independence and Operations" in our definitive proxy statement for the 2010 annual meeting of stockholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 will appear in, and is hereby incorporated by reference from, the information under the heading "Fees Billed to the Company by KPMG LLP During 2009 and 2008" in our definitive proxy statement for the 2010 annual meeting of stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Financial Statement Schedules

(1) All financial statements filed as part of this report are listed in the Index to Financial Statements on page 63 of this report.

(2) All financial statement schedules required to be filed as part of this report are listed in the Index to Financial Statements on page 63 of this report.

(3) Exhibits — See the Index to Exhibits at end of this report, which is incorporated herein by reference.

(b) Exhibits

See the Index to Exhibits at end of this report, which is incorporated herein by reference.

(c) Financial Statements

We are filing as part of this report the financial schedule listed on the index immediately preceding the financial statements in Item 8 of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTHSPRING, INC.

Date: February 11, 2010

By: /s/ Karey L. Witty
Karey L. Witty
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Herbert A. Fritch Herbert A. Fritch	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	February 11, 2010
/s/ Karey L. Witty Karey L. Witty	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 11, 2010
/s/ Bruce M. Fried Bruce M. Fried	Director	February 11, 2010
/s/ Robert Z. Hensley Robert Z. Hensley	Director	February 11, 2010
/s/ Benjamin Leon, Jr. Benjamin Leon, Jr.	Director	February 11, 2010
/s/ Sharad Mansukani Sharad Mansukani	Director	February 11, 2010
/s/ Russell K. Mayerfeld Russell K. Mayerfeld	Director	February 11, 2010
/s/ Joseph P. Nolan Joseph P. Nolan	Director	February 11, 2010
/s/ Martin S. Rash Martin S. Rash	Director	February 11, 2010

INDEX TO EXHIBITS

Exhibits	Description
3.1	Form of Amended and Restated Certificate of Incorporation of HealthSpring, Inc. (1)
3.2	Form of Second Amended and Restated Bylaws of HealthSpring, Inc. (1)
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2	Specimen of Common Stock Certificate (1)
4.3	Registration Rights Agreement, dated as of October 1, 2007, by and between HealthSpring, Inc. and the former stockholders of Leon Medical Centers Health Plans, Inc. (2)
4.4	Registration Agreement, dated as of March 1, 2005, by and among HealthSpring, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders of HealthSpring, Inc. whose name appear on the schedules thereto or on the signature pages or joinders to the Registration Rights Agreement (1)
10.1	Form of HealthSpring, Inc. Amended and Restated Restricted Stock Purchase Agreement* (1)
10.2	HealthSpring, Inc. 2005 Stock Option Plan* (1)
10.3	Form of Non-Qualified Stock Option Agreement (Option Plan)* (1)
10.4	HealthSpring, Inc. 2006 Equity Incentive Plan, as amended* (3)
10.5	Form of Non-Qualified Stock Option Agreement (Equity Incentive Plan)* (4)
10.6	Form of Restricted Stock Award Agreement (Employees and Officers) (Equity Incentive Plan)* (5)
10.7	Form of Restricted Stock Award Agreement (Directors) (Equity Incentive Plan)* (4)
10.8	HealthSpring Inc. Amended and Restated 2008 Management Stock Purchase Plan*(6)
10.9	Form of Restricted Stock Award Agreement (Management Stock Purchase Plan)*(6)
10.10	Non-Employee Director Compensation Policy* (7)
10.11	Form of Executive Severance and Noncompetition Agreement* (8)
10.12	Amended and Restated Employment Agreement between Registrant and Kevin M. McNamara* (1)
10.13	HealthSpring, Inc. 2009 Executive Officer Cash Bonus Plan*
10.14	Form of Indemnification Agreement (1)
10.15	Stock Purchase Agreement, dated as of August 9, 2007, by and among Leon Medical Centers Health Plans, Inc., the stockholders of Leon Medical Centers Health Plans, Inc., as sellers, NewQuest, LLC, as buyer, and HealthSpring, Inc. (9)
10.16	Medical Services Agreement, dated as of October 1, 2007, by and between Leon Medical Centers, Inc. and Leon Medical Centers Health Plans, Inc. (2)
10.17	Credit and Guaranty Agreement, dated as of October 1, 2007, by and among HealthSpring, Inc., as borrower, certain subsidiaries of HealthSpring, Inc., as guarantors, the lenders party thereto from time to time, and Goldman Sachs Credit Partners L.P., as administrative agent, lead arranger and collateral agent (2)

Exhibits	Description
10.18	Contract H4454 between Centers for Medicare & Medicaid Services and HealthSpring of Tennessee, Inc. (renewed effective as of January 1, 2010) (1)
10.19	Contract H4513 between Centers for Medicare & Medicaid Services and Texas HealthSpring I, LLC (renewed effective as of January 1, 2010) (1)
10.20	Contract H0150 between Centers for Medicare & Medicaid Services and HealthSpring of Alabama, Inc. (renewed effective as of January 1, 2010) (1)
10.21	Contract H1415 between Centers for Medicare & Medicaid Services and HealthSpring of Illinois (renewed effective as of January 1, 2010) (1)
10.22	Contract H4407 between Centers for Medicare & Medicaid Services and HealthSpring of Tennessee, Inc. (d/b/a HealthSpring of Mississippi) (renewed effective as of January 1, 2010) (1)
10.23	Contract H5410 between Centers for Medicare & Medicaid Services and HealthSpring of Florida, Inc. (f/k/a Leon Medical Centers Health Plans, Inc.) (renewed effective as of January 1, 2010) (10)
10.24	Contract H7787 between Centers for Medicare & Medicaid Services and HealthSpring Life & Health Insurance Company, Inc. (renewed effective as of January 1, 2010).
10.25	Contract H2165 between Centers for Medicare & Medicaid Services and HealthSpring Life & Health Insurance Company, Inc. (effective as of January 1, 2010).
10.26	Amended and Restated IPA Services Agreement, dated as of March 1, 2003, by and between Texas HealthSpring, LLC and Renaissance Physician Organization, as amended (1)
10.27	Full-Service Management Agreement, dated as of April 16, 2001, by and between GulfQuest, L.P. and Renaissance Physician Organization, as amended (1)
10.28	Agreement, dated as of May 28, 1993, between Baptist Hospital, Inc. and DST Health Solutions, Inc. (f/k/a CSC Healthcare Systems, Inc.), as amended (1)
10.29	Master Service Agreement, dated as of June 13, 2003, between OAO HealthCare Services, Inc. and TexQuest, LLC, on behalf of GulfQuest, L.P. (1)
10.30	Stand-Alone PDP Contract S-5932 between Centers for Medicare & Medicaid Services and HealthSpring, Inc. and HealthSpring of Alabama, Inc. (novated to HealthSpring Life & Health Insurance Company, Inc., effective as of July 31, 2009, and renewed effective as of January 1, 2010) (11)
10.31	Amended and Restated Management Services Agreement, dated as of January 1, 2009, between Argus Health Systems, Inc., and HealthSpring of Tennessee, Inc., a Tennessee corporation; Texas HealthSpring, LLC, HealthSpring Life & Health Insurance Company, Inc., HealthSpring of Florida, Inc., and HealthSpring of Alabama, Inc.** (12)
10.32	First Amendment to Amended and Restated Management Services Agreement, dated as of April 2, 2009, between Argus Health Systems, Inc., and HealthSpring of Tennessee, Inc., a Tennessee corporation; Texas HealthSpring, LLC, HealthSpring Life & Health Insurance Company, Inc., HealthSpring of Florida, Inc., and HealthSpring of Alabama, Inc. (13)
10.33	Second Amendment to Amended and Restated Management Services Agreement, dated as of November 1, 2009, between Argus Health Systems, Inc., and HealthSpring of Tennessee, Inc., a Tennessee corporation; Texas HealthSpring, LLC, HealthSpring Life & Health Insurance Company, Inc., HealthSpring of Florida, Inc., and HealthSpring of Alabama, Inc.**
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP

Exhibits	Description
24.1	Power of attorney (included on the signature page)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002

---

* Indicates management contract or compensatory plan, contract, or arrangement.

** Certain portions of this agreement have been omitted and filed separately with the United States Securities and Exchange Commission pursuant to an application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(1) Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333- 128939), filed October 11, 2005, as amended.

(2) Previously filed as an Exhibit to the Company's Current Report on Form 8-K, filed October 4, 2007.

(3) Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q, filed May 14, 2007.

(4) Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q, filed November 2, 2007.

(5) Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q, filed May 2, 2008.

(6) Previously filed as an Exhibit to the Company's Annual Report on Form 10-K, filed February 25, 2009.

(7) Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q, filed August 14, 2007.

(8) Previously filed as an Exhibit to the Company's Current Report on Form 8-K, filed December 14, 2009.

(9) Previously filed as an Exhibit to the Company's Current Report on Form 8-K, filed August 14, 2007.

(10) Previously filed as an Exhibit to the Company's Annual Report on Form 10-K, filed February 29, 2008.

(11) Previously filed as an Exhibit to the Company's Annual Report on Form 10-K, filed March 31, 2006.

(12) Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q filed May 1, 2009.

(13) Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q filed October 29, 2009.

Exhibit 31.1

SECTION 302 CERTIFICATION BY CHIEF EXECUTIVE OFFICER

I, Herbert A. Fritch, Chief Executive Officer of HealthSpring, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of HealthSpring, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 11, 2010

/s/ Herbert A. Fritch
Herbert A. Fritch
Chief Executive Officer

Exhibit 31.2

SECTION 302 CERTIFICATION BY CHIEF FINANCIAL OFFICER

I, Karey L. Witty, Chief Financial Officer of HealthSpring, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of HealthSpring, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting as defined in Exchange act rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 11, 2010

/s/ Karey L. Witty
Karey L. Witty
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthSpring, Inc. on Form 10-K for the period ending December 31, 2009 (the "Report"), I, Herbert A. Fritch, Chief Executive Officer of HealthSpring, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Herbert A. Fritch
Herbert A. Fritch
Chief Executive Officer
February 11, 2010

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthSpring, Inc. on Form 10-K for the period ending December 31, 2009 (the "Report"), I, Karey L. Witty, Chief Financial Officer of HealthSpring, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Karey L. Witty
Karey L. Witty
Chief Financial Officer
February 11, 2010

CORPORATE DATA

CORPORATE OFFICES
HealthSpring, Inc.
9009 Carothers Parkway, Suite 501
Franklin, Tennessee 37067
(615) 291-7000

TRANSFER AGENT AND
STOCKHOLDER ACCOUNT ASSISTANCE
American Stock Transfer & Trust Company, LLC
59 Maiden Lane
New York, New York 10038
Toll Free: (800) 937-5449
Direct: (718) 921-8200
Website: www.info@amstock.com

For address changes, registration changes, lost stock certificates, or if you are receiving duplicate copies of the Annual Report, please contact American Stock Transfer & Trust Company, LLC at the address or telephone numbers listed above.

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
KPMG LLP
Nashville, Tennessee

ANNUAL MEETING OF STOCKHOLDERS
HealthSpring will hold its annual meeting of stockholders on May 27, 2010, at 10:00 a.m., local time, at the Company's headquarters, 9009 Carothers Parkway, Franklin, Tennessee 37067. Stockholders of record as of April 7, 2010, are invited to attend this meeting.

FORM 10-K / INVESTOR CONTACT
A copy of HealthSpring's Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission, may be obtained from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor information should be directed to Investor Relations at the Company's corporate offices, or visit www.healthspring.com.

CAUTIONARY NOTE REGARDING
FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. See the Company's 10-K filing for more detailed disclosure regarding forward-looking statements and associated risks and uncertainties.


HEALTHSPRING

9009 Carothers Parkway, Suite 501
Franklin, Tennessee 37067
(615) 291-7000
www.healthspring.com